Exhibit 99.4

CONFORMED COPY (including First Amendment Request dated 19 November 2018)

INTERNATIONAL GAME TECHNOLOGY PLC

AS BORROWER

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED
MEDIOBANCA — BANCA DI CREDITO FINANZIARIO S.p.A.

AS GLOBAL COORDINATORS, BOOKRUNNERS AND
MANDATED LEAD ARRANGERS

AND

BNP PARIBAS, ITALIAN BRANCH
BANCA IMI S.p.A.

UNICREDIT BANK AG, MILAN BRANCH
 AS BOOKRUNNERS AND
MANDATED LEAD ARRANGERS

BARCLAYS BANK PLC

CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK, MILAN BRANCH

ING BANK N.V. — MILAN BRANCH

NATIONAL WESTMINSTER BANK PLC

SOCGEN INVERSIONES FINANCIERAS S.A.U

THE BANK OF NOVA SCOTIA

CREDIT SUISSE AG, MILAN BRANCH

AS MANDATED LEAD ARRANGERS

MEDIOBANCA — BANCA DI CREDITO FINANZIARIO S.p.A.

AS AGENT

AND

OTHERS

€1,500,000,000

TERM LOAN FACILITY

FOR INTERNATIONAL GAME TECHNOLOGY PLC

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34.	TAX CHARACTERIZATION	134
35.	PARTIAL INVALIDITY	134
36.	REMEDIES AND WAIVERS	134
37.	AMENDMENTS AND WAIVERS	134
38.	NEGOTIATED AGREEMENT	138
39.	CONFIDENTIALITY	139
40.	CONFIDENTIALITY OF FUNDING RATES AND BASE REFERENCE BANK QUOTATIONS	141
41.	COUNTERPARTS	143
42.	GOVERNING LAW	143
43.	ENFORCEMENT	143
44.	CONTRACTUAL RECOGNITION OF BAIL-IN	144
Schedule 1 THE ORIGINAL PARTIES		147
Schedule 2 CONDITIONS PRECEDENT		152
Schedule 3 REQUESTS		159
Schedule 4 FORM OF TRANSFER CERTIFICATE		161
Schedule 5 FORM OF ASSIGNMENT AGREEMENT		164
Schedule 6 FORM OF ACCESSION LETTER		167
Schedule 7 FORM OF RESIGNATION LETTER		168
Schedule 8 FORM OF COMPLIANCE CERTIFICATE		169
Schedule 9 AGREED SECURITY PRINCIPLES		170

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THIS SENIOR FACILITY AGREEMENT (this “Agreement”) is dated 25 July 2017, amended on 18 December 2018, and made

BETWEEN:

(1)                                 INTERNATIONAL GAME TECHNOLOGY PLC, a public limited company organised under the laws of England and Wales (the “Borrower”);

(2)                                 THE ENTITIES listed in Part I of Schedule 1 as original guarantors, where applicable upon accession after the date of this Agreement (the “Original Guarantors”);

(3)                                 BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED and MEDIOBANCA — BANCA DI CREDITO FINANZIARIO S.p.A. (directly or by way of their Affiliates) as global coordinators, bookrunners and mandated lead arrangers (the “Global Coordinators, Bookrunners and Mandated Lead Arrangers”);

(4)                                 THE ENTITIES listed in Part III of Schedule 1 as bookrunners and mandated lead arrangers (the “Bookrunners and Mandated Lead Arrangers”);

(5)                                 THE ENTITIES listed in Part IV of Schedule 1 as mandated lead arrangers (the “Mandated Lead Arrangers”);

(6)                                 THE FINANCIAL INSTITUTIONS listed in Part II of Schedule 1 as lenders (the “Original Lenders”); and

(7)                                 MEDIOBANCA — BANCA DI CREDITO FINANZIARIO S.p.A. as facility agent of the other Finance Parties (the “Agent”).

IT IS AGREED as follows:

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               Definitions

In this Agreement:

“Acceptable Bank” means:

(a)                                 a bank or financial institution which has a rating for its long term unsecured and non-credit-enhanced debt obligations of BBB- or higher by S&P or Fitch or Baa3 or higher by Moody’s or a comparable rating from an internationally recognised credit rating agency; or

(b)                                 an Original Lender or any of its Affiliates; or

(c)                                  any other bank or financial institution approved by the Agent.

“Accession Letter” means a document substantially in the form set out in Schedule 6 (Form of Accession Letter) or in any other form acceptable to the Borrower and the Agent.

“Accounting Principles” means generally accepted accounting principles in the United States, the United Kingdom and Italy or IFRS.

“Additional Guarantor” means a person which becomes a Guarantor in accordance with Clause 26 (Changes to the Obligors).

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Agent.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company. Notwithstanding the foregoing, in relation to National Westminster Bank  plc, the term “Affiliate” shall not include (i) the UK government or any member or instrumentality thereof, including Her Majesty’s Treasury and UK Financial Investments Limited (or any directors, officers, employees or entities thereof) or (ii) any persons or entities controlled by or under common control with the UK government or any member or instrumentality thereof (including Her Majesty’s Treasury and UK Financial Investments Limited) and which are not part of The Royal Bank of Scotland Group plc and its subsidiaries or subsidiary undertakings.

“Agent’s Fee Letter” means the fee letter dated on or prior to the date of this Agreement between the Agent and the Borrower.

“Agreed Security Principles” means the principles set out in Schedule 9 (Agreed Security Principles).

“Anti-Corruption Laws” means all laws, rules and regulations of any jurisdiction applicable to the Borrower or its Subsidiaries from time to time concerning or relating to bribery or corruption.

“Anti-Terrorism Law” means each of:

(a)                                 the Executive Order;

(b)                                 the USA PATRIOT Act;

(c)                                  the Money Laundering Control Act of 1986, Public Law 99-570;

(d)                                 the Foreign Asset Control Laws;

(e)                                  the Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.);

(f)                                   the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.);

(g)                                  the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.);

(h)                                 the Trading with the Enemy Act (50 U.S.C. App. §§1 et seq.); and

(i)                                     any similar law enacted in the United States of America subsequent to the date of this Agreement.

“Arrangement Fee Letter(s)” means each arrangement fee letter dated on or prior to the date of this Agreement among the Borrower and any of the Arranging Parties or any invitation and/or commitment letter dated on or prior to the date of this Agreement from each relevant Lender to the Borrower.

“Arranging Parties” means the Global Coordinators, Bookrunners and Mandated Lead Arrangers, the Bookrunners and Mandated Lead Arrangers and the Mandated Lead Arrangers.

“Assignment Agreement” means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee.

“Auditors” means PricewaterhouseCoopers or any other firm approved in advance by the Agent (such approval not to be unreasonably withheld or delayed).

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means the period from and including the date of this Agreement to and including 31 December 2017.

“Available Commitment” means a Lender’s Commitment under the Facility minus:

(a)                                 the amount of its participation in any outstanding Loans under the Facility; and

(b)                                 in relation to any proposed Utilisation, the amount of its participation in any Loans that are due to be made under the Facility on or before the proposed Utilisation Date.

“Available Facility” means the aggregate for the time being of each Lender’s Available Commitment in respect of the Facility.

“B&D Holding” means B&D Holding di Marco Drago e C. S.a.p.a., a company organised under the laws of Italy as a società in accomandita per azioni.

“Base Reference Bank Rate” means the arithmetic mean of the rates (rounded upwards to four (4) decimal places) as supplied to the Agent at its request by the Base Reference Banks at which the Base Reference Banks could borrow funds in the European interbank market in Euro and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period.

“Base Reference Bank” means the principal office of Intesa Sanpaolo S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A. and Unicredit Bank AG, Milan Branch, or such other banks as may be appointed by the Agent (acting on the instructions of the Majority Lenders) in consultation with the Borrower.

“Base Reference Bank Quotation” means any quotation supplied to the Agent by a Base Reference Bank.

“Borrower DTTP Filing” shall have the meaning ascribed thereto in Clause 14.1 (Definitions).

“Borrower Materials” shall have the meaning ascribed thereto in Clause 21.7 (Posting on electronic system).

“Break Costs” means the amount (if any) by which:

(a)                                 the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)                                 the amount which such Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the European interbank market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Business” means, with respect to the Group:

(a)                                 the design, manufacture, sale, lease, delivery, installation, operation or maintenance of hardware and equipment (e.g. computers, computer terminals, on-line lottery terminals, instant ticket vending and dispensing machines, self-service terminals, gaming devices and machines, video lottery terminals, slot machines and amusement with prize machines) (collectively, “Gaming Hardware”) and the design, development, sale, licensing, delivery, installation, operation or maintenance of software or game content (collectively, “Gaming Software”) pertaining to the operation of games of chance or skill or pari-mutuel or fixed odds games (including lotteries (e.g. on-line, off-line, passive ticket, instant/scratch ticket, break-open ticket and video), pari-mutuel betting, bingo, race tracks, jai alai, legalised bookmaking, off-track betting, casino games, racino, keno, lotto and sports betting) (collectively, “Games”) and the provision of any type of ancillary service or product related to or connected with the foregoing;

(b)                                 the management, ownership or operation of (i) Games; (ii) Gaming Hardware; (iii) Gaming Software; and (iv) sales channels (retail, interactive and mobile) and the exercise of any governmental power or authority granted to any member of the Group in connection with any of the foregoing businesses set out at (i) to (iv) (including acting as operator/private manager of legal gaming licenses and concessions) and the provision of any products or services related to any of the foregoing businesses set out at (i) to (iv) (including, without limitation, marketing activities and services, player tracking activities and loyalty management, back-office software (player management tools), field service, field sales force management and security and consulting services to customers including software, telecommunications, marketing and other related advisory services or other ancillary tools and platform related services);

(c)                                  (i) the provision of any type of government or state benefits processing or eligibility, or payment processing (including tax, utility, fines, fees and duties payment processing) and any products or services related to any of the foregoing businesses set out at paragraphs (a) and (b) and this paragraph (c); and (ii) the exercise of any governmental power or authority granted to any member of the Group in connection with the foregoing businesses described in paragraphs (a) and (b) above and in this paragraph (c);

(d)                                 the provision of any type of commercial transaction processing or distribution services, including (i) debit, credit and bill payment transactions and money transfer transactions; (ii) distribution services such as electronic top-up services for pre-paid mobile and fixed-line telephone accounts and ticketing services for sporting, musical and other events; (iii) stored value services such as pre-paid cards for pay TV channels and debit cards; and (iv) any products or services related to the foregoing businesses described in paragraphs (a) through (c) above and in this paragraph (d);

(e)                                  the provision of any type of information technology or any services derived from the technical, management, operational or other expertise developed or used by any member of the Group in connection with any business described herein and any products or services related to the foregoing businesses described in paragraphs (a) through (d) above and in this paragraph (e);

(f)                                   the provision of any type of telecommunication services and other communications services similar to those or provided in connection with the businesses described in paragraphs (a) through (d) above;

(g)                                  the design, manufacture, printing, sale or distribution (whether physically, electronically or by any other method) of instant, scratch, traditional or other lottery tickets (whether such tickets are physical, electronic or expressed through any other medium and whether such tickets allow the player to remove a cover layer (or any semblance thereof) physically, electronically or by any other method, to reveal whether the ticket is a prize winner) and the provision of any products or services related to the foregoing business described in paragraphs (a) through (f) above and in this paragraph (g);

(h)                                 the employment of any hardware or software utilised in any of the businesses described in paragraphs (a) through (g) above whether by sale, lease, license or service in either government or commercial enterprises worldwide;

(i)                                     the provision of social games, including, without limitation, through Internet websites and applications for smart phones, tablets and other devices; and

(j)                                    any other business that is related to, or which is an extension, development or expansion of, any of the foregoing businesses described in paragraphs (a) through (i).

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Providence (Rhode Island), Milan and London and any TARGET Day.

“Calculation Date” has the meaning given to it in Clause 22.1 (Financial definitions).

“Canadian Guarantor” means each Guarantor organised, incorporated or formed under the laws of Canada or any province or territory thereof.

“Cash Equivalent Investments” means at any time:

(a)                                 demand or overnight deposits, time deposits, Eurodollar time deposits, bankers acceptances or certificates of deposit (in any case maturing within one (1) year after the relevant date of calculation):

(i)                                     with or issued by an Acceptable Bank; or

(ii)                                  with or issued by a Non-Acceptable Bank; provided that the amount of any such investments does not at any time exceed in the aggregate US$50,000,000 (or its equivalent in any other currencies);

(b)                                 any investment in marketable debt obligations issued or guaranteed by the government of the United States of America, the United Kingdom, any member state of the European Economic Area or any Participating Member State or by an instrumentality or agency of any of them having an equivalent credit rating and any auction rate, variable rate or demand securities issued or guaranteed by any federal, state or municipal governmental authority of the United States of America, in each case, having a credit rating equal to BBB or higher by S&P or Baa2 or higher by Moody’s, maturing or having a scheduled auction within one (1) year after the relevant date of calculation and not convertible or exchangeable to any other security;

(c)                                  commercial paper not convertible or exchangeable to any other security:

(i)                                     for which a recognised trading market exists;

(ii)                                  issued by an issuer organised under the laws of the United States of America, the United Kingdom, any member state of the European Economic Area or any Participating Member State;

(iii)                               which matures within one (1) year after the relevant date of calculation; and

(iv)                              which has a credit rating of either A-1 or higher by S&P or F-1 or higher by Fitch or P-1 or higher by Moody’s, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term unsecured and non-credit enhanced debt obligations, an equivalent rating;

(d)                                 sterling bills of exchange eligible for rediscount at the Bank of England and accepted by an Acceptable Bank (or their dematerialised equivalent);

(e)                                  any investment accessible within thirty (30) days in money market funds which have a credit rating of either A-1 or higher by S&P or F-1 or higher by Fitch Rating Ltd or P-1 or higher by Moody’s and which invest substantially all their assets in securities of the types described in paragraphs (a) through (d) above; or

(f)                                   any other debt security approved by the Majority Lenders,

in each case to which any member of the Group is beneficially entitled at that time and which is not issued or guaranteed by any member of the Group or subject to any Security.

“Change of Control” means any person or group of persons acting in concert (other than any of the entities or companies constituting the Principal Shareholders) gains control of the Borrower.

For the purpose of the paragraph above “control” means:

(a)                                 the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(i)                                     cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of the Borrower; or

(ii)                                  appoint or remove all, or the majority, of the directors or other equivalent officers of the Borrower; or

(iii)                               give directions with respect to the operating and financial policies of the Borrower with which the directors or other equivalent officers of the Borrower are obliged to comply; or

(b)                                 the holding of more than thirty per cent. (30%) of the issued share capital of the Borrower (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital) save, in circumstances where the Principal Shareholders between them continue to hold directly or indirectly (whether by way of ownership of shares, proxy, contract, agency or otherwise) more of such issued share capital than the relevant person or group of persons.

For the purpose of the paragraph above “acting in concert” means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition by any of them, either directly or indirectly, of shares in the Borrower to obtain or consolidate control of the Borrower.

“Change of Tax Law” shall have the meaning ascribed thereto in Clause 14.1 (Definitions).

“Code” means the United States Internal Revenue Code of 1986 (26 U.S.C. §§ 1 et seq.).

“Commitment” means:

(a)                                 in relation to an Original Lender, the amount set opposite its name under the heading “Commitment” in Part II of Schedule 1 (The Original Parties) and the amount of any other Commitment transferred to it under this Agreement; and

(b)                                 in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Common Security Agent” has the meaning given to it in the Intercreditor Agreement.

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 8 (Form of Compliance Certificate) or otherwise in form and substance satisfactory to the Agent.

“Confidential Information” means all information relating to the Borrower, any Guarantor, the Group, the Finance Documents or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)                                 any member of the Group or any of its advisers; or

(b)                                 another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i)                                     is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of the terms of this Agreement; or

(ii)                                  is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii)                               is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in the recommended form of the LMA or in any other form agreed between the Borrower and the Agent.

“Consolidated Interest Expense” has the meaning given to it in Clause 22.1 (Financial Definitions).

“CTA” means the Corporation Tax Act 2009 of the United Kingdom.

“Default” means an Event of Default or any event or circumstance specified in Clause 24 (Events of Default) which would (with the expiry of a grace period or the giving of notice, the making of any determination (where any provision of Clause 24 expressly requires a determination to be made) or any combination of any of the foregoing) be an Event of Default.

“Defaulting Lender” means any Lender:

(a)                                 which has failed to make its participation in a Loan available or has notified the Agent that it will not make its participation in a Loan available by the Utilisation Date of that Loan in accordance with Clause 5.4 (Lenders’ participation);

(b)                                 which has otherwise rescinded or repudiated a Finance Document; or

(c)                                  with respect to which an Insolvency Event has occurred and is continuing.

Unless, in the case of paragraph (a) above:

(i)                                     its failure to pay is caused by:

(A)                               administrative or technical error; or

(B)                               a Disruption Event; and,

payment is made within one (5) Business Days of its due date; or

(ii)                                  the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

“Designated Person” means a person or entity:

(a)                                 listed in the annex to, or otherwise subject to the provisions of, the Executive Order;

(b)                                 named as a “Specially Designated National and Blocked Person” on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list; or

(c)                                  to the best of the Obligor’s knowledge, with which any Finance Party is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law.

“Designated Website” has the meaning given to that term in Clause 32.7 (Use of websites).

“Dispute” has the meaning given to that term in paragraph (a) of Clause 43.1 (Jurisdiction of English courts).

“Disruption Event” means either or both of:

(a)                                 a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)                                 the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)                                     from performing its payment obligations under the Finance Documents; or

(ii)                                  from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Distribution” means:

(a)                                 any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of share capital (or any class of share capital) paid by the Borrower; or

(b)                                 the payment or distribution of any dividend or share premium reserve by the Borrower.

“EBITDA” has the meaning given to it in Clause 22.1 (Financial Definitions).

“ERISA” means the Employee Retirement Income Security Act of 1974 of the United States of America as amended from time to time and any applicable regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any Obligor, any person that for the purposes of Title IV of ERISA is from time to time a member of the controlled group of any Obligor or under common control with any Obligor within the meaning of Section 414 of the Code.

“ERISA Event” means:

(a)                                 the occurrence of a reportable event, within the meaning of Section 4043(c) of ERISA, with respect to any Plan unless the 30-day notice requirement with respect to such event has been waived by the PBGC; or

(b)                                 the requirements of Section 4043(b) of ERISA applied with respect to a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, of a Plan and an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c)

of ERISA is reasonably expected to occur with respect to such Plan within the following thirty (30) days;

(c)                                  the application for a minimum funding waiver with respect to a Plan;

(d)                                 the provision by the administrator of any Plan of a notice of intent to terminate such Plan pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA);

(e)                                  the cessation of operations at a facility of any Obligor or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA;

(f)                                   the withdrawal by any Obligor or any ERISA Affiliate from a Plan during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA;

(g)                                  the failure to make a required contribution to any Plan that would result in the imposition of an encumbrance under the Code or ERISA;

(h)                                 the institution by the PBGC of proceedings to terminate a Plan pursuant to Section 4042 of ERISA, or the occurrence of any event or condition described in Section 4042 of ERISA that constitutes grounds for the termination of, or the appointment of a trustee to administer, such Plan;

(i)                                     a determination that any Plan is, or is expected to be, in at-risk status (within the meaning of Title IV of ERISA); or

(j)                                    the receipt by any Obligor or ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from any Obligor or ERISA Affiliate of any notice that a Multiemployer Plan is in endangered or critical status (within the meaning of Section 305 of ERISA).

“EURIBOR” means, in relation to any Loan:

(a)                                 the applicable Screen Rate; or

(b)                                 (if no Screen Rate is available for the Interest Period of that Loan) the Interpolated Screen Rate for that Loan; or

(c)                                  if:

(i)                                     no Screen Rate is available for the currency of that Loan; or

(ii)                                  no Screen Rate is available for the Interest Period of that Loan and it is not possible to calculate an Interpolated Screen Rate for that Loan,

the Base Reference Bank Rate,

as of, in the case of paragraphs (a) and (c) above, 11:00 a.m. (Brussels time) on the Quotation Day for Euro and for a period equal in length to the Interest Period of that Loan and, if that rate is less than zero, EURIBOR shall be deemed to be zero.

“Euro” or “€” means the single currency of the Participating Member States.

“Event of Default” means any event or circumstance specified as such in Clause 24 (Events of Default).

“Excluded Assets” means (i) loans to and receivables from other members of the Group, (ii) investments in Subsidiaries and (iii) consolidation entries (e.g., purchase accounting entries for goodwill and fair value adjustments to assets and liabilities) and elimination entries.

“Excluded EBITDA Entries” means consolidation entries and elimination entries.

“Executive Order” means the US Executive Order No. 13224 on Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism.

“Existing Notes” means each of the following issuances of debt securities by the Borrower or, as applicable, International Game Technology:

(a)                                 €500,000,000 5.375% Senior Secured Notes due 2018;

(b)                                 US$500,000,000 7.500% Senior Secured Notes due 2019;

(c)                                  €700,000,000 4.125% Senior Secured Notes due 2020;

(d)                                 €500,000,000 3.500% Senior Secured Notes due 2020;

(e)                                  US$300,000,000 5.500% Senior Secured Notes due 2020;

(f)                                   US$600,000,000 5.625% Senior Secured Notes due 2020;

(g)                                  US$1,500,000,000 6.250% Senior Secured Notes due 2022;

(h)                                 €850,000,000 4.750% Senior Secured Notes due 2023;

(i)                                     US$500,000,000 5.350% Senior Secured Notes due 2023; and

(j)                                    US$1,100,000,000 6.500% Senior Secured Notes due 2025.

“Existing Revolving Credit Facilities” means the US$1,800,000,000 and €1,050,000,000 multicurrency revolving credit facilities provided under a senior facilities agreement dated 4 November 2014, as amended on 2 April 2015, 28 October 2015, 26 July 2016 and to be amended on 31 July 2017 among the Borrower (as successor-by-merger with GTECH S.p.A.); IGT Global Solutions Corporation (formerly known as GTECH Corporation), as a Borrower; J.P. Morgan Limited and Mediobanca — Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners and Mandated Lead Arrangers; the entities listed in Part III of Schedule I thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule I thereto, as the Mandated Lead Arrangers; the entities listed in Part V of Schedule I thereto, as the Arrangers, the financial institutions listed in Part IIA of Schedule I thereto, as the Original Lenders; The Royal Bank of Scotland plc, as the Agent; The Royal Bank of Scotland plc, as the Issuing Agent; KeyBank National

Association, as the Swingline Agent; and the financial institutions listed in Part IIB of Schedule I thereto, as the Original US Dollar Swingline Lenders.

“Existing Indebtedness” means any Financial Indebtedness outstanding at any time under the Existing Revolving Credit Facilities, the Existing Notes and the Existing Term Loan Facilities.

“Existing Lender” has the meaning given to that term in Clause 25.1 (Assignments and transfers by the Lenders).

“Existing Security” means any Security described in schedule 6 of the Intercreditor Agreement mutatis mutandis.

“Existing Term Loan Facilities” means the €800,000,000 term loan facilities made available under a credit agreement dated 29 January 2015 as amended on 27 October 2015 and 22 July 2016 and made among inter alios the Borrower as the Original Borrower and Original Guarantor, BNP Paribas, Italian Branch, Banca IMI S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A. and Unicredit Bank AG, Milan Branch as the Mandated Lead Arrangers and BNP Paribas, Italian Branch, Intesa Sanpaolo S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A. and Unicredit Bank AG, Milan Branch as the Original Lenders and Mediobanca — Banca di Credito Finanziario S.p.A. as the Agent.

“Facility Office” means in respect of a Lender, the office or offices notified by such Lender to the Agent in writing on or before the date it becomes a Lender (and, following that date, by not less than five (5) Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement.

“Facility” means the term loan facility made available by the Lenders under this Agreement as described in Clause 2 (Facility).

“FATCA” means:

(a)                                 Sections 1471 to 1474 of the Code or any associated regulations;

(b)                                 any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)                                  any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)                                 in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)                                 in relation to a “withholdable payment” described in section 1473(1)(A)(ii) of the Code (which relates to “gross proceeds” from the disposition of property of a type that can produce interest from sources within the US), 1 January 2019; or

(c)                                  in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2019,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States (or any successor thereto).

“Fee Letter” means each Arrangement Fee Letter, the Agent’s Fee Letter and any letter or letters dated on or prior to the date of this Agreement between, inter alios, the Global Coordinators and the Borrower (or the Agent and the Borrower) setting out any of the fees referred to in Clause 13 (Fees).

“Final Maturity Date” means 25 January 2023.

“Finance Document” means this Agreement, any Accession Letter, any Compliance Certificate, the Intercreditor Agreement, the Security Documents, any Fee Letter, any Resignation Letter, any Utilisation Request and any other document designated as a “Finance Document” by the Agent and the Borrower.

“Finance Party” means the Agent, the Arranging Parties and the Lenders.

“Financial Indebtedness” means any indebtedness for or in respect of (without double counting):

(a)                                 monies borrowed;

(b)                                 any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)                                  any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)                                 the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease;

(e)                                  receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)                                   for the purposes of paragraph (e) of the definition of Permitted Guarantee, Clause 23.12 (Priority Financial Indebtedness) and an Event of Default only, any Treasury Transaction (and, when calculating the value of that Treasury Transaction, only the marked to market value as at the relevant date on which Financial Indebtedness is calculated (or, if any actual amount is due as a result of the termination or close-out of that Treasury Transaction, that amount) shall be taken into account);

(g)                                  any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

(h)                                 any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind entering into the agreement is to raise finance or (ii) the agreement is in respect of the supply of assets or services and payment is due more than one hundred and fifty (150) days after the date of supply;

(i)                                     any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; and

(j)                                    the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (a) through (i) above,

provided that any counter-indemnity obligation in respect of performance or similar bonds, letters of credit or guarantees, in each case, guaranteeing performance by a member of the Group in relation to a liability (other than a liability in respect of Financial Indebtedness) which arises in the ordinary course of those activities described in the definition of “Business” shall not constitute Financial Indebtedness unless and until, and to the extent that, such performance or similar bonds, letters of credit or guarantees are drawn or called (as applicable).

“Financial Quarter” means, with respect to the Borrower, each of the quarterly periods ending on 31 March, 30 June, 30 September and 31 December in each Financial Year by reference to which the quarterly accounts of members of the Group are prepared.

“Financial Year” means each period ending on 31 December in respect of which annual audited consolidated financial statements of the Group are required to be prepared.

“Fitch” means Fitch Ratings Ltd.

“Foreign Asset Control Laws” means the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., the Trading with the Enemy Act, 50 U.S.C. App. §§ 1 et seq., any Executive Order or regulation promulgated thereunder and administered by OFAC.

“Fraudulent Transfer Law” means any applicable US Bankruptcy Law or any applicable US state fraudulent transfer or conveyance law.

“Funding Rate” means any individual rate notified by a Lender to the Agent pursuant to paragraph (a)(ii) of Clause 12.2 (Market disruption).

“German Guarantor” means each Guarantor organised, incorporated or formed under the laws of Germany.

“Group” means the Borrower and its Subsidiaries from time to time and “member of the Group” means any one of them.

“Guarantor” means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 26 (Changes to the Obligors).

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Impaired Agent” means the Agent  at any time when:

(a)                                 it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)                                 it otherwise rescinds or repudiates a Finance Document;

(c)                                  (if it is also a Lender) it is a Defaulting Lender under paragraph (a) or (b) of the definition of “Defaulting Lender”; or

(d)                                 an Insolvency Event has occurred and is continuing with respect to it;

(e)                                  unless, in the case of paragraph (a) above:

(i)                                     its failure to pay is caused by:

(A)                               administrative or technical error; or

(B)                               a Disruption Event; and

payment is made within five (5) Business Days of its due date; or

(ii)                                  it is disputing in good faith whether it is contractually obliged to make the payment in question.

“Increased Costs” has the meaning given to it in paragraph (b) of Clause 15.1 (Increased Costs).

“Initial Utilisation” means the first Utilisation of the Facility by the Borrower.

“Initial Utilisation Date” the date of the Initial Utilisation.

“Insolvency Event” in relation to a Finance Party means that the Finance Party:

(a)                                 is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)                                 becomes insolvent or is unable to pay its debts as they become due or fails or admits in writing its inability generally to pay its debts as they become due;

(c)                                  makes a general assignment, arrangement or composition with or for the benefit of its creditors generally;

(d)                                 institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(e)                                  has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

(i)                                     results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(ii)                                  is not dismissed, discharged, stayed or restrained in each case within thirty (30) days of the institution or presentation thereof;

(f)                                   has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(g)                                  seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets;

(h)                                 has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within thirty (30) days thereafter;

(i)                                     causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) through (h) above; or

(j)                                    takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

“Insufficiency” means, with respect to any Plan, the amount, if any, of its unfunded liabilities, as defined in section 4001(a)(18) of ERISA.

“Intellectual Property” means:

(a)                                 any patents, trade marks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, confidential information, know-how and other intellectual property rights and interests, whether registered or unregistered; and

(b)                                 the benefit of all applications and rights to use such assets of each member of the Group.

“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 11 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 10.3 (Default interest).

“Intercreditor Agreement” means the Intercreditor Agreement dated 7 April 2015 among the Borrower as the Parent; The Royal Bank of Scotland plc as Common Security Agent; The Royal Bank of Scotland plc as Revolving Agent; the financial institutions named on the signature pages thereof as Revolving Lenders; the financial institutions named on the signature pages thereof as Revolving Swingline Lenders; The Royal Bank of Scotland plc as Issuing Agent; KeyBank National Association as Swingline Agent; the financial institutions named on the signature pages thereof as Revolving Arrangers; Mediobanca — Banca di Credito Finanziario S.p.A. as Term Agent; the financial institutions named on the signature pages thereof as Term Lenders; the financial institutions named on the signature pages thereof as Term Arrangers; BNY Mellon Corporate Trustee Services Limited as 2018 GTECH Senior Secured Notes Trustee; BNY Mellon Corporate Trustee Services Limited as 2020 GTECH Senior Secured Notes Trustee; Wells Fargo Bank, National Association as IGT Senior Secured Notes Trustee; BNY Mellon Corporate Trustee Services Limited as New Senior Secured Notes Trustee; the companies named on the signature pages thereof as Intra-Group Lenders; and the subsidiaries of Parent named on the signature pages thereof as Debtors, as amended or restated from time to time.

“Interpolated Screen Rate” means, for any Loan, the rate which results from interpolating on a linear basis between:

(a)                                 the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)                                 the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each as of 11:00 a.m. (Brussels time) on the Quotation Day for the currency of that Loan.

“ITA” means the Income Tax Act 2007 of the United Kingdom.

“Italian Bankruptcy Law” means Royal Decree n. 267 of 16 March 1942, as amended and supplemented from time to time.

“Italian Civil Code” means the Italian civil code, enacted by Royal Decree No. 262 of 16 March 1942.

“Italian Guarantor” means a Guarantor which is resident in Italy for Tax purposes pursuant to article 73 of Italian Presidential Decree No. 917 of 22 December 1986 not

acting for the purposes of the Finance Documents through a Permanent Establishment located outside Italy.

“Italian Insolvency Proceeding” means, with respect to each Italian Guarantor and each Material Subsidiary organised under the laws of Italy (i) any proceeding concerning its liquidation, bankruptcy, dissolution, reorganisation, moratorium or proceedings similar or analogous thereto including bankruptcy (fallimento), arrangements with creditors (concordato preventivo), forced administration liquidation (liquidazione coatta amministrativa), extraordinary administration of large companies in insolvency (amministrazione straordinaria delle grandi imprese in stato di insolvenza), assignments for the benefit of creditors (cessione di beni ai creditori), arrangements with creditors in the context of Article 67, paragraph 2, letter d) of the Italian Insolvency Law or restructuring arrangements pursuant to Article 182 bis of Italian Insolvency Law, out-of-court restructurings or winding-up (liquidazione) set out in the Italian Insolvency Law, the Italian Civil Code or any other applicable Italian laws, as well as any other proceeding defined as “procedura di risanamento” or “procedura concorsuale” under Legislative Decree No. 170 dated 21 May 2004, and (ii) any equivalent or analogous liquidation, insolvency or reorganisation proceedings under the applicable laws, legislation, rules and regulations of any other jurisdiction.

“Italian Insolvency Law” means Royal Decree No. 267 of 16 March 1942.

“Joint Venture” means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity in which the Group has a fifty per cent. (50%) or a minority interest and which is accordingly not consolidated in the financial statements of that member of the Group as a Subsidiary, it being understood however that in each case the proportion of the Group’s interest in the joint venture entity may be consolidated in the financial statements of the relevant member of the Group on a proportional basis.

“Legal Opinion” means any legal opinion delivered to the Agent under Clause 4.1 (Initial Conditions Precedent) or Clause 26 (Changes to the Obligors).

“Legal Reservations” means any matters which are set out as qualifications or reservations as to matters of law of general application in the Legal Opinions.

“Lender” means:

(a)                                 any Original Lender; and

(b)                                 any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with Clause 25 (Changes to the Lenders),

which, in each case, has not ceased to be a Party in accordance with the terms of this Agreement.

“LMA” means the Loan Market Association.

“Loan” means a loan made or to be made under the Facility or the principal amount outstanding for the time being of such loan.

“Majority Lenders” means a Lender or Lenders whose Commitments aggregate more than 66 2/3 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 2/3 per cent. of the Total Commitments immediately prior to that reduction).

“Margin” means:

(a)                                 at any time prior to a Margin Rating Event, 2.05 per cent. per annum; and

(b)                                 from and including a Margin Rating Event until the Final Maturity Date, such percentage per annum as is set out below in the column “Applicable Margin” in respect of the Public Debt Rating applicable below:

Public Debt Ratings	Applicable Margin
BBB/Baa2 or higher	0.95%
BBB-/Baa3	1.45%
BB+/Ba1	1.85%
BB/Ba2	2.25%
BB-/Ba3 or lower	2.75%

provided that:

(a)                                 in the event of split Public Debt Ratings, the Applicable Margin shall be the average of the two (2) Applicable Margins;

(b)                                 in the event of withdrawal of a Public Debt Rating, the Applicable Margin shall be such rate which is the average of the applicable rate for the remaining Public Debt Rating and 2.75%;

(c)                                  in the event of withdrawal of all Public Debt Ratings, the Applicable Margin shall be 2.75% until at least one Public Debt Rating is reinstated;

(d)                                 any increase or decrease in the Margin for a Loan shall take effect on the date which is the first day of the next Interest Period for that Loan following the occurrence of the relevant Margin Rating Event;

(e)                                  any increase or decrease in the Margin for a Loan for the purpose of calculation of the Commitment Fee shall take effect as of the date on which the relevant Margin Rating Event occurs;

(f)                                   in circumstances where there is no Loan outstanding, the Margin for the purposes of calculating any commitment fee shall nevertheless increase or decrease in accordance with the table set out in paragraph (b) above; and

(g)                                  notwithstanding paragraphs (a) through (f) above, when an Event of Default is continuing, the highest rate set out in the table in paragraph (b) above shall apply effective from the date on which the Event of Default occurs, provided further that if at any time after the date hereof three Public Debt Ratings have been issued, then the Public Debt Ratings in the table above and the references to Public Debt Ratings in paragraphs (a) through (c) above shall be interpreted on the basis of the three Public Debt Ratings such that references to “two (2)” shall be to “three (3)”.

“Margin Rating Event” means a change of at least one of the two Public Debt Ratings issued by S&P and Moody’s, provided that if at any time after the date hereof three Public Debt Ratings have been issued, the preceding phrase shall be interpreted so as to mean a change of at least two of the three Public Debt Ratings.

“Margin Stock” means “margin stock” as defined in Regulation U.

“Market Disruption Event” has the meaning given to it in Clause 12.2 (Market disruption).

“Material Adverse Effect” means a material adverse effect on:

(a)                                 the ability of the Obligors (taken as a whole) to perform in a timely manner their payment obligations arising under the Finance Documents, the obligations arising under Clause 22 (Financial Covenants) or any other material obligations under any of the Finance Documents;

(b)                                 the business, financial condition, assets or revenues of the Group taken as a whole; or

(c)                                  the legality, validity or enforceability against the Obligors of any Finance Document subject always to the Legal Reservations.

“Material Subsidiary” means a Subsidiary of the Borrower whose:

(a)                                 total unconsolidated assets excluding the Excluded Assets are greater than or equal to ten per cent. (10%) (if the Subsidiary of the Borrower is not a Guarantor) or five per cent. (5%) (if the Subsidiary is a Guarantor) of the total consolidated assets of the Group excluding the Excluded Assets, or

(b)                                 unconsolidated earnings before interest, taxes, depreciation and amortization (calculated on the same basis that EBITDA of the Group is calculated but excluding the Excluded EBITDA Entries are greater than or equal to ten per cent. (10%) (if the Subsidiary of the Borrower is not a Guarantor) or five per cent. (5%) (if the Subsidiary is a Guarantor) of the EBITDA of the Group excluding the Excluded EBITDA Entries.

A Material Subsidiary will be determined by reference to the latest balance sheet and income statement (or, if available, audited financial statements) of such Subsidiary and the latest audited consolidated financial statements of the Group.  However, if a Subsidiary has been acquired since the date as at which the latest audited consolidated financial statements of the Group were prepared, the balance sheet and income statement (or, if available, audited financial statements) shall be deemed to be adjusted in order to take into account the acquisition of that Subsidiary (that adjustment being certified by an authorised officer of the Borrower as representing an accurate reflection of the revised consolidated assets or EBITDA of the Group if so requested by the Agent).

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)                                 (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)                                 if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)                                  if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period. “Monthly” shall be construed accordingly.

“Moody’s” means Moody’s Investor Services Limited.

“Multiemployer Plan” means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, then or at any time during the previous five (5) years maintained for, or contributed to (or to which there is or was an obligation to contribute) on behalf of, employees of any Obligor or ERISA Affiliates.

“Multiple Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that:

(a)                                 is maintained for employees of any Obligor or any ERISA Affiliate and at least one person (other than the Obligors and the ERISA Affiliates); or

(b)                                 was so maintained and in respect of which any Obligor or any ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

“New Lender” has the meaning given to it in Clause 25.1 (Assignment and transfers by the Lenders).

“Non-Acceptable Bank” means any bank or financial institution that does not meet the requirements of paragraph (a) or (b) of the definition of “Acceptable Bank”.

“Non-Consenting Lender” has the meaning given to it in paragraph (c) of Clause 37.3 (Replacement of Lender).

“Obligor” means the Borrower or a Guarantor.

“Obligor’s Agent” means the Borrower, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to Clause 2.3 (Obligors’ Agent).

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Original Financial Statements” means in relation to the Borrower, the audited consolidated financial statements of the Group for the Financial Year ended 31 December 2016.

“Original Guarantors” has the meaning given to it in the preamble to this Agreement.

“Original Lenders” has the meaning given to it in the preamble to this Agreement.

“Original Obligor” means the Borrower or an Original Guarantor.

“Paper Form Lender” has the meaning given to it in paragraph (a) of Clause 32.7 (Use of Websites).

“Pari Passu Indebtedness” has the meaning given to it in Clause 23.22 (Further Assurance and Security following Debt Ratings decrease).

“Participating Member State” means any member state of the European Union that has the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation of United States of America established pursuant to Section 4002 of ERISA (or any successor).

“Permanent Establishment” means any fixed base of business (stabile organizzazione) regulated by article 162 of Presidential Decree No. 917 of 22 December 1986, Article 5 of the Organization for Economic Cooperation and Development Model Tax Convention and or any equivalent provision provided for by any relevant legislation.

“Permitted Acquisition” means any and all of the following:

(a)                                 any acquisition which constitutes a Permitted Transaction;

(b)                                 an acquisition by a member of the Group of an asset sold, leased, transferred or otherwise disposed of by another member of the Group in circumstances constituting a Permitted Disposal;

(c)                                  an acquisition of shares or securities pursuant to a Permitted Acquisition Share Issue;

(d)                                 an acquisition of securities or other investments which are Cash Equivalent Investments;

(e)                                  an acquisition in circumstances constituting a Joint Venture or the incorporation of a Joint Venture;

(f)                                   the incorporation or other organization of a person who upon incorporation or other organization becomes a member of the Group (and such incorporation may be by way of subscription for shares in cash or a transfer of assets permitted by this Agreement in lieu of cash); or

(g)                                  an acquisition by way of purchase, merger, consolidation or otherwise, of (A) at least a controlling interest in a person or (B) a business, line of business, division, or other business unit of a person, or an undertaking carried on as a going concern, but only if:

(i)                                     no Default is continuing on the closing date for the acquisition or would occur as a result of the acquisition;

(ii)                                  the acquired company, business or undertaking is (A) principally engaged in any part of the Business or is a Holding Company with respect to a company which is principally engaged in any part of the Business or (B) is empowered under its constitutional documents or by-laws to be engaged in any part of the Business; and

either

(A)                               the consideration (including associated costs and expenses) for the acquisition and any Financial Indebtedness or other assumed actual or contingent liability, in each case remaining in the acquired company (or any such business) at the date of acquisition (when aggregated with the consideration (including associated costs and expenses) for any other Permitted Acquisition and any Financial Indebtedness or other assumed actual or contingent liability, in each case remaining in any such acquired companies or businesses at the time of acquisition (A) does not exceed in aggregate in any Financial Year of the Borrower, ten per cent. (10%) of the consolidated total assets of the Group and (B) does not exceed in aggregate at any time, US$2,250,000,000 (or its equivalent in other currencies) unless and until the Group obtains a Public Debt Rating upgrade to BBB by S&P and Baa2 by Moody’s, in which case the cap of US$2,250,000,000 (or its equivalent in other currencies) will cease to apply for such time as the Group retains such ratings upgrade;

or

(B)                               upon confirmation of the acquisition, each of Moody’s and S&P disclose publicly that the Group has a Public Debt Rating and its indebtedness has, in each case, a credit rating of at least Baa3 and BBB-, respectively, provided that if at any time after the date hereof three Public Debt Ratings have been issued, this paragraph (g) shall be interpreted so as to mean the date on which at least two of the three Public Debt Ratings issued by the Rating Agencies are so upgraded or disclosed.

“Permitted Acquisition Share Issue” means:

(a)                                 an issue of shares constituting a Permitted Transaction;

(b)                                 an issue of shares by one wholly owned Subsidiary of the Borrower to its direct Holding Company which is another wholly owned Subsidiary of the Borrower or to the Borrower (or to another member of the Group which is the shareholder); or

(c)                                  an issue of shares by a Subsidiary of the Borrower to the member of the Group which is its direct Holding Company and any minority shareholder in the relevant Subsidiary.

“Permitted Disposal” means any sale, lease, licence, transfer or other disposal:

(a)                                 which constitutes a Permitted Transaction;

(b)                                 of trading stock or inventory, supplies, materials, assets or cash made by any member of the Group in the ordinary course of business of the disposing entity;

(c)                                  of any asset by a member of the Group (the “Disposing Company”) to another member of the Group (the “Acquiring Company”), but if:

(i)                                     the Disposing Company is an Obligor, the Acquiring Company must also be an Obligor; and

(ii)                                  the Disposing Company is a Guarantor, the Acquiring Company must be (A) the Borrower, (B) a Guarantor guaranteeing at all times an amount no less than the amount guaranteed by the Disposing Company or (C) a Guarantor guaranteeing an amount less than the amount guaranteed by the Disposing Company provided that the guarantee of such Guarantor (including Lottomatica Holding S.r.l.) is limited solely to the extent required to comply with the Agreed Security Principles, it being understood that (x) if any of the assets being sold, leased, licensed, transferred or otherwise disposed of are at such time subject to Security in favour of the Lenders, then the Agent is reasonably satisfied that the Lenders will continue to benefit from the same or equivalent Security; and (y) an initial disposal of assets by a member of the Group to another member of the Group which initial disposal is made to effect a subsequent disposal to a member of the Group or to a third party that is not a member of the Group and that is otherwise permitted under the definition of “Permitted Disposal” shall not be considered for the purposes of this paragraph (c) or paragraph (i) below as long as such subsequent disposal is completed within two (2) months following the date of such initial disposal. For the avoidance of doubt, any subsequent disposal to a third party that is not a member of the Group shall be considered for the purposes of paragraph (i) below;

(iii)                               the Disposing Company is an Obligor, the Acquiring Company must also be an Obligor; and

(iv)                              the Disposing Company is a Guarantor, the Acquiring Company must be a Guarantor guaranteeing at all times an amount no less than that guaranteed by the Disposing Company, it being understood that (A) if any of the assets being sold, leased, licensed, transferred or otherwise disposed of are at such time subject to Security in favour of the Lenders, then the Agent is reasonably satisfied that the Lenders will continue to benefit from the same or equivalent Security; and (B) any disposal of assets by a member of the Group to another member of the Group which sale is made as an intermediate step for the purpose of effecting a subsequent disposal to a third party that is not a member of the Group and that is otherwise permitted under the definition of “Permitted Disposal” shall not be considered for the purposes of this sub-paragraph (c) or sub-paragraph (i) as long as such subsequent disposal is completed within a period of two (2) months from the date of such first disposal.  For the avoidance of doubt, any subsequent disposal to a third party that is not a member of the Group shall be considered for the purposes of sub-paragraph (i);

(d)                                 of assets (other than shares), in exchange for other assets substantially comparable or superior as to type, value or quality;

(e)                                  of (i) obsolete, worn out, inefficient or redundant vehicles, plant fixtures, equipment or other property or (ii) leases or subleases of Real Property (including surplus office and parking space);

(f)                                   of Cash Equivalent Investments for cash or in exchange for other Cash Equivalent Investments;

(g)                                  constituted by a licence of intellectual property rights permitted by Clause 23.14 (Intellectual Property);

(h)                                 by a member of the Group of any of its receivables on non-recourse terms where the relevant sale or disposal of such receivables does not constitute Financial Indebtedness for the purposes of the relevant applicable Accounting Principles provided that it is on normal commercial terms and in the ordinary course of business; or

(i)                                     of assets for cash where the greater of the fair market value and net consideration receivable (when aggregated with the greater of the fair market value and net consideration receivable for any other sale, lease, licence, transfer or other disposal not allowed under the preceding paragraphs or as a Permitted Merger) does not exceed (A) in any Financial Year of the Borrower, seven and one-half per cent. (7.5%) of the consolidated total assets of the Group and (B) at any time, US$1,125,000,000 (or its equivalent in other currencies), provided that nothing in this Agreement will be taken to permit the disposal of a Guarantor (whether by Third Party Disposal or otherwise) save in circumstances where (x) prior to the disposal, the relevant Guarantor resigns as a Guarantor in accordance with paragraph (a) of Clause 26.3 (Resignation of a Guarantor) and satisfies the conditions set out in, and its resignation is accepted pursuant to, paragraph (b) of

Clause 26.3 (Resignation of a Guarantor) or (y) the disposal of the relevant Guarantor is permitted pursuant to paragraph (c) above.

“Permitted Guarantee” means:

(a)                                 any guarantee or counter-indemnity by a member of the Group which constitutes a Permitted Transaction;

(b)                                 the endorsement of negotiable instruments in the ordinary course of business;

(c)                                  any guarantee guaranteeing performance by a member of the Group in relation to an obligation or liability (other than an obligation or liability in respect of Financial Indebtedness) which arises in the ordinary course of business;

(d)                                 any counter-indemnities for performance or similar bond or letters of credit, or any guarantees, in each case guaranteeing performance by a member of the Group in relation to a liability (other than a liability in respect of Financial Indebtedness, save to the extent arising under the relevant performance or similar bond, letter of credit or guarantee itself) which arises in the ordinary course of business or by operation of law, including by way of example and without limitation, counter-indemnities for guarantees or bonds issued on behalf of any member of the Group in the ordinary course of business in respect of tax claims or otherwise as a result of any legal proceedings brought against any member of the Group, in each case which are being contested in good faith;

(e)                                  any guarantee by a Guarantor of Financial Indebtedness not restricted under Clause 23.12 (Priority Financial Indebtedness), including any guarantee issued pursuant to the terms of this Agreement;

(f)                                   any guarantee given in respect of the netting or set-off arrangements permitted pursuant to paragraph (d) of the definition of “Permitted Security”; or

(g)                                  any other guarantee made by any member of the Group so long as the aggregate amount of all such guarantees outstanding does not exceed US$75,000,000 (or its equivalent in other currencies) at any time.

“Permitted Loan” means:

(a)                                 any loan extended or made which constitutes a Permitted Transaction;

(b)                                 any trade credit extended by any member of the Group to its customers on normal commercial terms and in the ordinary course of business;

(c)                                  any financing extended in connection with the sale of products manufactured by a member of the Group by (i) a member of the Group or (ii) a distributor of products manufactured by a member of the Group to a customer, in each case on normal commercial terms and in the ordinary course of such member’s trade or business;

(d)                                 a loan extended or made by a member of the Group to another member of the Group;

(e)                                  a loan extended or made by a member of the Group to an employee or director of any member of the Group if the amount of such loan when aggregated with the amount of all loans outstanding to employees and directors by members of the Group does not exceed US$15,000,000 (or its equivalent in other currencies) at any time; or

(f)                                   loans extended or made by any member of the Group (other than a loan made by a member of the Group to another member of the Group) so long as the aggregate amount of all such loans outstanding does not exceed US$35,000,000 (or its equivalent in other currencies) at any time.

“Permitted Merger” means:

(a)                                 any solvent amalgamation, merger, consolidation, intra-group demerger, corporate reconstruction, liquidation or reorganisation which constitutes a Permitted Transaction;

(b)                                 any amalgamation, merger or consolidation by and between Obligors on a solvent basis or any intra-group demergers or corporate reconstructions by Obligors on a solvent basis; provided that in the case of a merger between the Borrower and another Obligor, the Borrower shall be the surviving entity, obtain all of the rights and assume all of the obligations and liabilities of the other Obligor and confirm all existing Security granted by such other Obligor and such Security is not materially and  adversely affected;

(c)                                  any amalgamation, merger or consolidation by and between an Obligor and any member of the Group on a solvent basis which is not an Obligor; provided that either (i) the Obligor is the surviving entity, obtains all of the rights and assumes all of the obligations and liabilities of the other member of the Group and confirms all existing Security granted by such other member of the Group or (ii) the non-Obligor is the surviving entity, incorporated, organised or formed under the laws of the jurisdiction under which the Obligor is incorporated, organised or formed (or in the case of any such amalgamation, merger or consolidation involving a US Obligor and any member of the Group incorporated, organised or formed under the laws of any state of the United States of America, provided that the surviving entity is incorporated, organised or formed under the laws of any state of the United States of America), accedes to this Agreement as a Borrower or a Guarantor, as applicable, obtains all of the rights and assumes all of the obligations and liabilities of the other member of the Group and confirms all existing Security previously granted by such Obligor and such Security is not materially and adversely affected;

(d)                                 any amalgamation, merger or consolidation by and between members of the Group which are not Obligors; or

(e)                                  any intra-group de-merger, corporate reconstruction, liquidation or reorganisation of any member of the Group which is not an Obligor.

“Permitted Restricted Payment” means the any of the following:

(a)                                 a Permitted Transaction;

(b)                                 subject to the proviso below, for each Financial Year, Restricted Payments in an aggregate amount up to:

(i)                                     US$400,000,000 for each Financial Year if the Public Debt Ratings are equal to or higher than BB+ and Ba1; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (i) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable; and

(ii)                                  US$300,000,000 for each Financial Year if any Public Debt Rating is lower than BB+ or Ba1 or any Public Debt Rating is withdrawn; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (ii) shall be interpreted to mean two of the three Public Debt Ratings issued by the Rating Agencies being lower than BB+ or Ba1 as applicable, subject in each case to the Borrower certifying that the ratio of (x) the sum of Total Net Debt at the last day of most recent Relevant Period for which a Compliance Certificate was due pursuant to Clause 21.2 (Provision and contents of Compliance Certificate) and the amount of the Restricted Payment to (y) EBITDA for such Relevant Period does not exceed (1) ninety per cent (90%) (for all Relevant Periods other than the Relevant Periods set forth in clause (2)) or (2) ninety-five per cent (95%) (for the Relevant Periods ending 31 December 2018, 31 March 2019, 30 June 2019, 30 September 2019 and 31 December 2019) of the ratio of Total Net Debt to EBITDA applicable for such Relevant Period pursuant to Clause 22.2(b) (Financial condition);

(c)                                  for so long as the Public Debt Ratings are equal to or higher than BB+ and Ba1 (in addition to amounts permitted under paragraphs (a) and (b) above), Share Buy Backs in an aggregate amount up to US$150,000,000; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this paragraph (c) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable;

(d)                                 any Shareholder Payments in the ordinary course of business and on market terms in an aggregate amount up to US$3,000,000 in any Financial Year; and

(e)                                  any Restricted Payments made in connection with share capital of the Borrower owned by management of the Group as part of an employee compensation plan, including stock based compensation and management incentive plans.

“Permitted Security” means:

(a)                                 any Existing Security and any other Security granted pursuant to Clause 23.22(a) (Further Assurance and Security following Debt Ratings Decrease);

(b)                                 any Security or Quasi-Security arising as a result of a Permitted Transaction and subject always to Clause 23.22(a) (Further Assurance and Security following Debt Ratings Decrease);

(c)                                  any lien arising by operation of law and in the ordinary course of its trading and not as a result of any default or omission on the part of any member of the Group;

(d)                                 Security constituted by any netting or set off arrangement entered into by any member of the Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances (other than cash collateral) of members of the Group; provided that such arrangement does not (i) permit or require credit balances of Obligors to be netted or set off against debit balances of non-Obligors or (ii) give rise to other Security over the assets of Obligors in support of the liabilities of non-Obligors;

(e)                                  any Security or Quasi-Security over or affecting any assets acquired by a member of the Group after the date of this Agreement if:

(i)                                     the Security or Quasi-Security was not created in contemplation of the acquisition of that asset by a member of the Group;

(ii)                                  the principal amount secured has not been increased in contemplation of or since the acquisition of that asset by a member of the Group and is not guaranteed by a member of the Group; and

(iii)                               the Security or Quasi-Security is removed or discharged within three (3) months of the date of acquisition of such asset;

(f)                                   any Security or Quasi-Security over or affecting any asset of any company which becomes a member of the Group after the date of this Agreement, where the Security or Quasi-Security is created prior to the date on which that company becomes a member of the Group if:

(i)                                     the Security or Quasi-Security was not created in contemplation of the acquisition of that company;

(ii)                                  the principal amount secured has not increased in contemplation of or since the acquisition of that company; and

(iii)                               the Security or Quasi-Security is removed or discharged within three (3) months of the date of acquisition of such asset;

(g)                                  any Security arising under any retention of title, hire purchase or conditional sale arrangement in respect of goods or assets supplied to any member of the Group in the ordinary course of the trading of such Group member and on the supplier’s standard or usual terms in respect of the goods or assets supplied (and not arising as a result of any default or omission by any member of the Group);

(h)                                 any Security or Quasi-Security arising as a result of any disposal which is a Permitted Disposal;

(i)                                     any Security constituted by rights of set off existing in the ordinary course of trading activities between any member of the Group and its respective suppliers or customers (and not as a result of any default or omission by any member of the Group);

(j)                                    any rights of set-off or netting on market standard terms arising under derivative transactions not prohibited by Clause 23.15 (No Speculative Hedging Arrangements);

(k)                                 any Security over cash or goods or documents of title to goods and insurances in favour of the Issuing Agent (as defined in the Existing Revolving Credit Facilities) by a member of the Group arising in the ordinary course of its trade or as a result of clause 8.6 (Cash cover by a Borrower) (and not by reason of a default or omission by any member of the Group) of the Existing Revolving Credit Facilities;

(l)                                     any Security arising pursuant to an order of attachment or injunction restraining disposal of assets or similar legal process arising in connection with court proceedings which are contested by any member of the Group in good faith by appropriate proceedings with a reasonable prospect of success and which legal process does not constitute a Default;

(m)                             any Security arising (other than by way of affirmative action taken by or in favour of any taxation authority or any government authority or organization) in respect of Taxes, assessments or governmental charges which are either (i) being contested by the relevant member of the Group in good faith by appropriate proceedings and with a reasonable prospect of success, with respect to which appropriate reserves have been made on the relevant financial statement of the subject member of the Group, or (ii) not yet due and payable;

(n)                                 any Security arising in connection with, and deposits made to secure, the payment and performance of bids, trade contracts (other than for borrowed money), contracts with respect to the business of the Group, leases, statutory obligations, surety and appeal bonds, performance bonds, indemnity agreements in favour of issuers of bonds and other obligations of a like nature, and rights of usufruct and similar rights to continued use and possession of lottery equipment or other property in favour of lottery customers, in each case incurred in the ordinary course of business; or

(o)                                 any Security not permitted by Clause 23.7 (Negative Pledge) securing Financial Indebtedness incurred in the ordinary course of business of the Group which in aggregate does not at any time exceed US$125,000,000 (or its equivalent in other currencies).

“Permitted Transaction” means:

(a)                                 any loans, bond or other financing contracted or incurred by any member of the Group constituting Pari Passu Indebtedness, subject always to Clause 23.24 (MFN to Financial Covenants and Mandatory Prepayments);

(b)                                 Security granted by any member of the Group in favour of the creditors of Pari Passu Indebtedness, subject always to Clause 23.22 (Further Assurance and Security following Debt Ratings Decrease); or

(c)                                  any guarantee granted by any member of the Group in favour of the creditors of Pari Passu Indebtedness, subject always to Clause 23.23(c) (Guarantor Threshold Test and Additional Guarantors).

“Plan” means a Single Employer Plan or a Multiple Employer Plan.

“Platform” has the meaning given to it in Clause 21.7 (Posting on electronic system).

“Principal Shareholders” means De Agostini S.p.A. (a company organised under the laws of Italy as a società per azioni), its Subsidiaries or B&D Holding, or any other entity; provided that in each case, it is controlled by one or more of the beneficial holders, provided further that for the purposes of this definition, an entity or B&D Holding shall be treated as being controlled, directly or indirectly, by any such holder(s) if the latter (whether by way of ownership of shares, proxy, contract, agency or otherwise) have or has (as applicable) the power to (i) appoint or remove all, or the majority, of its directors or other equivalent officers or (ii) direct its operating and financial policies.  For the purpose of this definition, “beneficial holder” means each of the beneficial holders that directly or indirectly control B&D Holding as at 4 November 2014 (an “original beneficial holder”) and any spouse, legal or testamentary heir, legal or testamentary executor and legal or testamentary administrator of an original beneficial holder.

“Prohibited Jurisdiction” means:

(a)                                 the United States of America, Hong Kong, Israel and Turkey;

(b)                                 any jurisdiction in which a licence is required to conduct internet gambling activities and in which the Group does not possess the relevant licence; and

(c)                                  each other jurisdiction which the Group reasonably believes, based on advice of reputable and experienced counsel, prohibits, or is reasonably capable of enforcing against any member of the Group prohibitions on, internet gambling.

“Protected Party” has the meaning ascribed thereto in Clause 14.1 (Definitions).

“Public Debt Rating” means each solicited long-term credit rating of the Borrower issued by a Rating Agency for an issue of debt or debt securities issued or guaranteed by, the Borrower, where such rating is based primarily on the unsecured credit risk of the Borrower.

“Qualifying Lender” has the meaning ascribed thereto in Clause 14.1 (Definitions).

“Quasi-Security” has the meaning given to it in Clause 23.7 (Negative pledge).

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, two (2) TARGET Days before the first day of that period.

“Rating Agencies” means Fitch, Moody’s and S&P and “Rating Agency” means any of them.

“Real Property” means:

(a)                                 any freehold, leasehold or immovable property; and

(b)                                 any buildings, fixtures, fittings, fixed plant or machinery from time to time situated on or forming part of that freehold, leasehold or immovable property.

“Recovering Finance Party” has the meaning given to Clause 29.1 (Payments to Finance Parties).

“Regulation T”, “Regulation U” or “Regulation X” means Regulation T, U or X, as the case may be, of the Board of Governors of the Federal Reserve System of the United States, as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Related Fund” in relation to a trust, fund or other entity (the “first fund”), means another trust, fund or other entity which has the same fund manager or asset manager as is owned by the same person as the first trust, fund or other entity.

“Related Parties” means, with respect to any person, such person’s Affiliates and the partners, directors, officers, employees, agents and advisors of such person and of such person’s Affiliates.

“Relevant Jurisdiction” means, in relation to an Obligor:

(a)           its jurisdiction of incorporation; and

(b)           any jurisdiction where it conducts its business.

“Relevant Sub-Participant” means any sub-participant who, under the application of the Organization for Economic Cooperation and Development’s guidance relating to the meaning of “beneficial ownership” as set out in the Organization for Economic Cooperation and Development’s Model Tax Convention (as amended from time to time), is required to be treated for tax purposes as the beneficial owner of any interest payable under any Finance Document.

“Repayment Instalments” has the meaning given to it in Clause 6.1 (Repayment of Loans).

“Repeating Representations” means the representations in Clauses 20.2 (Status) to 20.7 (Governing Law and enforcement) (inclusive), Clause 20.10 (No Default), Clause 20.11 (No Misleading information), Clause 20.13 (No proceedings pending or threatened), Clause 20.16 (US Government Regulations), Clause 20.17 (ERISA), Clause 20.20 (Anti-Terrorism laws), Clause 20.21 (US Margin Regulations), Clause 20.22 (Sanctions, Anti-Corruption and other laws) and Clause 20.23 (Internet Gambling).

“Replacement Lender” has the meaning given to it in Clause 37.3(c) (Replacement of Lender);

“Representative” means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

“Resignation Letter” means a letter substantially in the form set out in Schedule 7 (Form of Resignation Letter).

“Restricted Payment” means a Distribution, a Share Buy Back or a Shareholder Payment.

“Retiring Guarantor” has the meaning given to it in Clause 19.9 (Release of Guarantors’ right of contribution).

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s LLC business.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by a Sanctions Authority.

“Sanctions Authority” means (i) the US government; (ii) the European Union; (iii) the United Kingdom; (iv) the respective governmental institutions and agencies of any of the foregoing, including without limitation, OFAC, the US Department of State and Her Majesty’s Treasury; or (v) the United Nations Security Council.

“Sanctioned Country” means, at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, North Sudan, South Sudan and Syria).

“Sanctioned Person” means, at any time, (a) any person listed in any Sanctions-related list of designated persons maintained by a Sanctions Authority, (b) any person operating, organised or resident in a Sanctioned Country or (c) any person owned or controlled by any such person or persons.

“Screen Rate” means the euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period displayed on page EURIBOR01 of the Reuters screen (or any replacement Reuters page which displays that rate) on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters.  If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Borrower.

“Security” means a mortgage, charge, lien, encumbrance, pledge or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Documents” has the meaning given to it in Clause 23.22 (Further Assurance and Security following Date Ratings Decrease).

“Selection Notice” means a notice substantially in the form set out in Part II of Schedule 3 (Requests) given in accordance with Clause 11 (Interest Periods).

“Share Buy Back” means the redemption, repurchase, defeasement, retirement or repayment of any of the Borrower’s share capital (including under any transaction pursuant to which shares issued to a third party are taken back into treasury) or the resolving to do so.

“Shareholder Payment” means the payment of any management, advisory or other fee to or to the order of any of the shareholders of the Borrower.

“Single Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that:

(a)                                 is maintained for employees of any Obligor or any ERISA Affiliate and no person other than the Obligors and the ERISA Affiliates; or

(b)                                 was so maintained and in respect of which any Obligor or any ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“Specified Lender” means any Lender that notifies the Borrower and the Agent that it is a Specified Lender.

“Subrogation Rights” has the meaning given to it in paragraph (a)(ii) of Clause 19.8 (Deferral of Guarantor’s rights).

“Subsidiary” means, in relation to any company, corporation or other legal entity (a “holding company”), a company, corporation or other legal entity:

(a)                                 which is controlled, directly or indirectly, by the holding company;

(b)                                 more than half the issued share capital of which is beneficially owned directly or indirectly by the holding company;

(c)                                  which is a subsidiary of another Subsidiary of the holding company; or

(d)                                 whose financial statements are in accordance with applicable law and generally accepted accounting principles applicable to the Borrower consolidated with those of that company or corporation.

For the purposes of this definition, a company or corporation shall be treated as being controlled by another entity if the latter (whether by way of ownership of shares, proxy, contract, agency or otherwise) has the power to (a) appoint or remove all, or the majority, of its directors or other equivalent officers or (b) direct its operating and financial policies.

“Super Majority Lenders” means a Lender or Lenders whose Commitments aggregate more than eighty five per cent. (85%) of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than eighty five per cent. (85%) of the Total Commitments immediately prior to that reduction).

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

“TARGET Day” means any day on which TARGET2 is open for the settlement of payment in Euro.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Tax Credit” has the meaning ascribed thereto in Clause 14.1 (Definitions).

“Tax Deduction” has the meaning ascribed thereto in Clause 14.1 (Definitions).

“Tax Payment” has the meaning ascribed thereto in Clause 14.1 (Definitions).

“Terminated Lender” has the meaning given to it in paragraph (d) of Clause 7.4 (Right of cancellation and repayment in relation to a single Lender).

“Third Parties Act” has the meaning given to it in Clause 1.3 (Third Party Rights).

“Third Party Disposal” means the disposal of an Obligor to a person which is not a member of the Group (and the Borrower has confirmed this is the case) where that disposal is permitted under Clause 23.8 (Disposals) or made with the approval of the Majority Lenders.

“Total Commitments” means the aggregate of the Commitments, being €1,500,000,000 at the date of this Agreement.

“Total Net Debt” has the meaning given to it in Clause 22.1 (Financial definitions).

“Total Net Interest Costs” has the meaning given to it in Clause 22.1 (Financial definitions).

“Transaction Security” has the meaning given to it in Clause 23.22 (Further Assurance and Security following Debt Ratings decrease).

“Transfer Certificate” means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Agent and the Borrower.

“Transfer Date” means, in relation to any assignment or transfer, the later of:

(a)                                 the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(b)                                 the date on which the Agent executes the relevant Assignment Agreement or Transfer Certificate.

“Treasury Transaction” means any derivative transaction entered into in connection with protection against or benefit from fluctuations in any rate or price including, for the avoidance of doubt, foreign exchange transactions.

“Treaty Lender” has the meaning ascribed thereto in Clause 14.1 (Definitions).

“Treaty State” has the meaning ascribed thereto in Clause 14.1 (Definitions).

“UK Non Bank Lender” has the meaning ascribed thereto in Clause 14.1 (Definitions).

“United States Person” has the meaning ascribed thereto in Clause 14.1 (Definitions).

“Unpaid Sum” means any sum due and payable but unpaid by an Obligor under the Finance Documents.

“US” and “United States” means the United States of America, its territories and possessions.

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 of the United States.

“US Bankruptcy Law” means the United States Bankruptcy Code (Title 11 of the United States Code), any other United States federal or state bankruptcy, insolvency or similar law.

“US Dollars” or “US$” means the lawful currency for the time being of the United States of America.

“US Obligor” means an Obligor that is organised, incorporated or formed under the laws of the United States or any State thereof (including the District of Columbia).

“US Solvent” means, with respect to any person on a particular date, that on such date:

(a)                                 the fair value of the property of such person and its Subsidiaries on a consolidated basis is greater than the total amount of liabilities, including contingent liabilities, of such person and its Subsidiaries on a consolidated basis;

(b)                                 the present fair saleable value of the assets of such person and its Subsidiaries on a consolidated basis is not less than the amount that will be required to pay the liability of such person and its Subsidiaries on a consolidated basis on their debts as they become absolute and matured;

(c)                                  such person and its Subsidiaries on a consolidated basis do not intend to, and do not believe that they will, incur debts or liabilities beyond the ability of such person and its Subsidiaries on a consolidated basis to pay such debts and liabilities as they mature; and

(d)                                 such person and its Subsidiaries on a consolidated basis are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which the property of such person and its Subsidiaries on a consolidated basis would constitute an unreasonably small capital.

The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

For purposes of the foregoing, (i) “debt” means liability on a “claim” and (ii) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

“Utilisation” means a utilisation of a Facility.

“Utilisation Date” means the date of a Utilisation, being the date on which the relevant Loan is to be made.

“Utilisation Request” means a notice substantially in the relevant form set out in Part I of Schedule 3 (Requests).

“VAT” means:

(a)                                 any tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to the United Kingdom, value added tax imposed by the Value Added Tax Act 1994 and supplemental legislation and regulations and, in relation to Italy, value add tax imposed by Presidential Decree No. 633 of 26 October 1972 and Legislative Decree No. 331 of 30 August 1993 and supplemental legislation and regulations); and

(b)                                 any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or elsewhere.

“Website Lenders” has the meaning given to it in Clause 32.7 (Use of websites).

“Withdrawal Liability” has the meaning specified in Part I of Subtitle E of Title IV of ERISA.

1.2                               Construction

(a)                                 Unless a contrary indication appears, a reference in this Agreement to:

(i)                                     the “Agent”, any “Arranging Party”, any “Borrower”, any “Finance Party”, any “Guarantor”, any “Lender”, any “Obligor”, any “Party” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)                                  a document in “agreed form” is a document which is on terms previously agreed in writing by or on behalf of the relevant Obligors and the Agent or, if not so agreed, is in the form agreed by or on behalf of the relevant Obligors and the Agent;

(iii)                               “assets” includes present and future properties, revenues and rights of every description (including, without limitation shares and receivables);

(iv)                              a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(v)                                 “guarantee” means (other than in Clause 19 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(vi)                              the words “including” and “in particular” shall be construed as illustrative and not as limiting the generality of any preceding words;

(vii)                           “indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(viii)                        a “person” includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two (2) or more of the foregoing;

(ix)                              a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation as well as guidelines or rules of conduct adopted by any member of the Group under applicable laws (including but not limited to “Modelli di organizzazione e gestione” and the “Codici Etici” provided for under Legislative Decree No. 231 dated 8 June 2001 of Italy);

(x)                                 the furtherance of any transaction that is not restricted under the terms of this Agreement shall, for the avoidance of doubt, be considered to fall within the general corporate purposes of the Group;

(xi)                              a provision of law or regulation or an accounting standard is a reference to that provision or accounting standard as amended, replaced or re-enacted from time to time under applicable law or regulation;

(xii)                           any reference to any consent to be given by any Finance Party shall be deemed to be given only to the extent the same is given in writing; and

(xiii)                        a time of day is a reference to Milan time unless otherwise stated.

(b)                                 Section, Clause and Schedule headings are for ease of reference only.

(c)                                  Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)                                 A Default or an Event of Default is “continuing” if it has not been remedied or waived.

1.3                               Third Party Rights

(a)                                 Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or enjoy the benefit of any term of this Agreement.

(b)                                 Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

1.4                               Italian Terms

Without prejudice to the generality of any provision of this Agreement, in this Agreement, where it relates to a person organised under the laws of Italy, a reference to:

(a)                                 a winding up, administration or dissolution includes, without limitation, any liquidazione and any procedura concorsuale (including, without limitation, fallimento, concordato preventivo, amministrazione straordinaria delle grandi imprese insolventi), cessione dei beni ai creditori or any other similar proceedings;

(b)                                 a receiver, administrative receiver, administrator or the like includes, without limitation, a curatore, commissario giudiziale, liquidatore, or any other person performing the same function of each of the foregoing;

(c)                                  a matured obligation refers to and includes, without limitation, any credito liquido ed esigibile;

(d)                                 a Security includes, without limitation, any pegno, ipoteca, privilegio speciale (including the privilegio speciale created pursuant to Article 46 of Italian Legislative Decree No. 385 dated 1 September 1993), cessione del credito in garanzia, diritto reale di garanzia and any other transactions having the same effect as each of the foregoing;

(e)                                  an insolvency proceeding includes, without limitation, any procedura concorsuale (including fallimento, concordato preventivo, the execution of an accordo di ristrutturazione dei debiti pursuant to article 182-bis of the Italian Bankruptcy Law, liquidazione coatta amministrativa, amministrazione straordinaria and cessione dei beni ai creditori pursuant to Article 1977 of the Italian Civil Code) and any other proceedings or legal concepts similar to the foregoing;

(f)                                   a step or procedure taken in connection with insolvency proceedings in respect of any person includes such person formally making a proposal to assign its assets pursuant to Article 1977 of the Italian Civil Code (cessione dei beni ai creditori) or filing a petition for a concordato preventivo, accordo di ristrutturazione dei debiti, or entering into a similar arrangement for the majority of such person’s creditors; and

(g)                                  an attachment includes a pignoramento.

2.                                      THE FACILITY

2.1                               The Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrower a Euro term loan facility in an aggregate amount equal to the Total Commitments.

2.2                               Finance Parties’ rights and obligations

(a)                                 The obligations of each Finance Party under the Finance Documents are several.  Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents.  No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)                                 The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of a Loan or any other amount owed by an Obligor which relates to a Finance Party’s participation in the Facility or its role under a Finance Document (including any such amount payable to the Agent on its behalf) is a debt owing to that Finance Party by that Obligor.

(c)                                  A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

2.3                               Obligors’ Agent

(a)                                 Each Obligor (other than the Borrower) by its execution of this Agreement or an Accession Letter irrevocably appoints the Borrower to act on its behalf as the Obligors’ Agent in relation to the Finance Documents and irrevocably authorises:

(i)                                     the Obligors’ Agent on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions, to execute on its behalf any Accession Letter, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii)                                  each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Obligors’ Agent,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)                                 Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors’ Agent or given to the Obligors’ Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors’ Agent and any other Obligor, those of the Obligors’ Agent shall prevail.

(c)                                  For the purpose  of this Clause 2.3 (Obligors’ Agent), the German Guarantors  hereby release the Borrower from any restrictions on self-dealing  including the restrictions  set out in Section 181 of the German Civil Code (Biirgerliches Gesetzbuch).

3.                                      PURPOSE

3.1                               Purpose

The Borrower shall apply all amounts borrowed by it under the Facility towards the general corporate purposes of the Group (other than acquisition of an equity interest in any person, a business, line of business, division, or other business unit of a person, or an undertaking carried on as a going concern), including, without limitation, the refinancing or repurchase (and subsequent retirement) of Existing Indebtedness and the payment of fees and expenses in connection with the Facility.

3.2                               Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.                                      CONDITIONS OF UTILISATION

4.1                               Initial conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to any Utilisation if on or before the Initial Utilisation Date, the Agent has received all of the documents and other evidence listed in Part I of Schedule 2 (Conditions Precedent) which documents, shall be in form and substance satisfactory to the Agent. The Agent shall notify the Borrower and the Lenders promptly upon being so satisfied.

4.2                               Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation), if on the date of each Utilisation Request and on each proposed Utilisation Date:

(a)                                 no Default is continuing or would result from the proposed Loan; and

(b)                                 the Repeating Representations to be made by each Obligor are true in all material respects.

4.3                               Maximum number of Loans

(a)                                 The Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation three (3) or more Loans would be outstanding.

(b)                                 The Borrower may not request that a Loan be divided if, as a result of the proposed division three (3) or more Loans would be outstanding under the Facility.

5.                                      UTILISATION

5.1                               Delivery of a Utilisation Request

The Borrower may utilise the Facility by delivery to the Agent of a duly completed Utilisation Request not later than 9 a.m. (Brussels time) on the date falling three (3) Business Days prior to the proposed Utilisation Date or such later time as may be agreed between the Borrower and the Agent acting on the instructions of the Original Lenders.

5.2                               Completion of a Utilisation Request

(a)                                 Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)                                     the proposed Utilisation Date is a Business Day within the Availability Period;

(ii)                                  the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii)                               the proposed Interest Period complies with Clause 11 (Interest Periods).

(b)                                 Only one Loan may be requested in each Utilisation Request.

5.3                               Currency and amount

(a)                                 The currency specified in a Utilisation Request must be Euros.

(b)                                 The amount of the proposed Loan must be an amount which is not more than the Available Facility and which is a minimum of € 400,000,000 or, if less, the Available Facility.

5.4                               Lenders’ participation

(a)                                 If the conditions set out in this Agreement have been met each Lender shall promptly make its participation in each Loan available by the Utilisation Date through its Facility Office on the Utilisation Date for the Loan.

(b)                                 The amount of each Lender’s participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c)                                  The Agent shall promptly notify each Lender of the amount of each Loan and the amount of its participation in that Loan on the relevant Quotation Day (or such later time as the Agent and each Lender may agree).

5.5                               Cancellation of Commitments

The Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period.

6.                                      REPAYMENT

6.1                               Repayment of Loans

The Borrower shall repay the aggregate Loans in instalments by repaying on each Repayment Date an amount which reduces the amount of the outstanding aggregate Loans by the amount set out opposite that Repayment Date below:

Repayment Date	Repayment Instalment
25 January 2020	€320,000,000
25 January 2021	€320,000,000
25 January 2022	€320,000,000
Final Maturity Date	All outstanding amounts

6.2                               Reborrowing

The Borrower may not reborrow any part of the Facility which is repaid or prepaid.

7.                                      ILLEGALITY, VOLUNTARY PREPAYMENT AND CANCELLATION

7.1                               Illegality

If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan or it becomes unlawful for any Affiliate of a Lender for that Lender to do so:

(a)                                 such Lender shall promptly notify the Agent upon becoming aware of that event;

(b)                                 upon the Agent notifying the Borrower, the Available Commitment of such Lender will be immediately cancelled; and

(c)                                  to the extent that the Lender’s participation has not been transferred pursuant to paragraph (d) of Clause 7.4 (Right of cancellation and repayment in relation to a single Lender), the Borrower shall repay such Lender’s participation in the Loans made to the Borrower on the last day of the Interest Period for each Loan occurring after the Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender’s Commitment shall be cancelled in the amount of the participations repaid.

7.2                               Voluntary cancellation

(a)                                 The Borrower may, if it gives the Agent not less than five (5) Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of €5,000,000) of the Available Facility.

(b)                                 Any cancellation under this Clause 7.2 shall reduce the Commitments of the Lenders rateably.

7.3                               Voluntary prepayment of Loans

(a)                                 The Borrower may, if it gives the Agent not less than five (5) Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of any Loan (but, if in part, being an amount that reduces that Loan by a minimum amount of €5,000,000).

(b)                                 A Loan may only be prepaid after the last day of the Availability Period (or, if earlier, the day on which the Available Facility is zero).

(c)                                  Any prepayment under this Clause 7.3 shall be applied against Repayment Instalments pro rata and satisfy the obligations under Clause 6.1 (Repayment of Loans) accordingly.

7.4                               Right of cancellation and repayment in relation to a single Lender

(a)                                 If:

(i)                                     any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 14.2 (Tax gross-up); or

(ii)                                  any Lender claims indemnification from the Borrower or an Obligor under Clause 14.3 (Tax indemnity) or Clause 15.1 (Increased costs); or

(iii)                               any Lender is a Defaulting Lender,

the Borrower may (but shall not be obligated to), whilst the circumstance giving rise to the events referred to above continues, give the Agent notice of cancellation of the Commitment of the relevant Lender or its intention to procure the repayment of such Lender’s participation in the Utilisations or give the Agent notice of its intention to replace that Lender in accordance with paragraph (d) below.

(b)                                 On receipt of a notice referred to in paragraph (a) above, the Available Commitment of such Lender shall immediately be reduced to zero.

(c)                                  The Borrower shall promptly, and in any event within five (5) Business Days, repay such Lender’s participation in each Loan together with all interest and other amounts accrued under the Finance Documents.

(d)                                 In lieu of the cancellations referred to in Clause 7.1 (Illegality) and above in this Clause 7.4, the Borrower shall have the right, but not the obligation, at its own expense, upon notice from the Borrower to such Lender (the “Terminated Lender”) and the Agent, to replace such Terminated Lender with a New Lender (in accordance with and subject to the restrictions contained in Clause 25 (Changes to Lenders)) approved by the Agent and such Terminated Lender hereby agrees to transfer and assign without recourse (in accordance with and subject to the restrictions contained in Clause 25 (Changes to Lenders)) all its interests, rights and obligations under this Agreement to such assignee provided that no Terminated Lender shall be obligated to make any such assignment:

(i)                                     unless such assignee or the Borrower shall pay to the affected Terminated Lender such Terminated Lender’s and such Affiliate’s participation in all Utilisations together with all interest and other amounts accrued under the Finance Documents; and

(ii)                                  if to make such transfer or assignment would cause such Terminated Lender or such Affiliate to breach, or such transfer or assignment is of and in itself in breach of, in each case, any provision of law or regulation.

8.                                      MANDATORY PREPAYMENT

8.1                               Change of Control or Sale

Upon the occurrence of:

(a)                                 a Change of Control; or

(b)                                 the sale of all or substantially all of the assets of the Group whether in a single transaction or a series of related transactions (other than as a result of a Permitted Transaction):

(i)                                     a Lender shall not be obliged to fund a Utilisation; and

(ii)                                  the Agent shall, upon written instructions from an individual Lender and, by not less than thirty (30) days’ notice, cancel the Commitment of such Lender and require repayment of the participation of such Lender in the Loans, whereupon the Commitment of such Lender will be cancelled and all outstanding participations of such Lender together with accrued interest, and all other amounts accrued under the Finance Documents and owing to such Lender shall become immediately due and payable and the Borrower shall repay or prepay such amounts.

9.                                      RESTRICTIONS

9.1                               Notices of cancellation or prepayment

Any notice of cancellation, prepayment, authorisation or other election given by any Party under Clause 7 (Illegality, voluntary prepayment and cancellation) shall (subject to the terms of those Clauses) be irrevocable and, unless a contrary indication appears in this Agreement, any such notice shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

9.2                               Interest and other amounts

Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

9.3                               Prepayment in accordance with Agreement

The Borrower shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

9.4                               No reinstatement of Commitments

(a)                                 No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(b)                                 If all or part of any Lender’s participation in a Loan is repaid or prepaid an amount of that Lender’s Commitment (equal to the amount of the participation which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment.

9.5                               Agent’s receipt of notices

If the Agent receives a notice under Clause 7 (Illegality, Voluntary Prepayment and Cancellation), it shall promptly forward a copy of that notice or election to the Borrower or the affected Lender, as appropriate.

9.6                               Application of prepayments

Any prepayment of a Loan pursuant to Clause 7.3 (Voluntary Prepayment of Loans) shall be applied pro rata to each Lender’s participation in that Loan.

10.                               INTEREST

10.1                        Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)                                 Margin; and

(b)                                 EURIBOR.

10.2                        Payment of interest

The Borrower shall pay accrued interest on any Loan made to it on the last day of each Interest Period (and, if pursuant to paragraph (c) of Clause 11.1 (Selection of Interest Periods and Terms) the Agent and the Borrower have agreed to an Interest Period which is longer than six (6) Months, on the dates falling at six (6) Monthly intervals after the first day of the Interest Period).

10.3                        Default interest

(a)                                 If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is one per cent. (1%) higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably).  Any interest accruing under this Clause 10.3 shall be immediately payable by the relevant Obligor on demand by the Agent.

(b)                                 If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)                                     the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)                                  the rate of interest applying to the overdue amount during that first Interest Period shall be one per cent. (1%) higher than the rate which would have applied if the overdue amount had not become due.

(c)                                  Default interest (if unpaid) arising on an overdue amount will be compounded (to the extent permitted under any applicable law and regulation, including article 1283 of the Italian Civil Code and article 120 of Italian legislative Decree No.385 dated 1 September 1993 and any relevant implementing regulations, as amended, supplemented or implemented from time to time) with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

10.4                        Notification of rates of interest

The Agent shall promptly notify the Lenders and the Borrower of the determination of a rate of interest under this Agreement.

10.5                        Italian usury Cap

Notwithstanding any other provision of this Agreement, if at any time the rate of interest applicable to a Loan made available under this Agreement to the Borrower and guaranteed by an Italian Guarantor (including the relevant component of any applicable fee and expense) exceeds the maximum rate permitted by Italian law of     7 March 1996 No. 108 and related implementation regulations (the “Italian Usury Legislation”), the rate of interest of any Loan guaranteed by such Italian Guarantor shall be deemed to be automatically reduced, for the shortest possible period, to the maximum rate permitted under the Italian Usury Legislation.

10.6                        Canadian Guarantors

The following additional provision shall apply to any and all obligations of any Canadian Guarantor under this Agreement, but, for the avoidance of doubt, shall not be construed so as to modify or amend any of the obligations of any other Obligor under this Agreement:

(a)                                 For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or 365-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement. If any provision of this Agreement would oblige such Canadian Guarantor to make any payment of interest or other amount payable to any Finance Party in an amount or calculated at a rate which would be prohibited by applicable law or would result in a receipt by that Finance Party of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by that Finance Party of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), by reducing any interest, fees, commissions, costs, expenses, premiums and other amounts required to be paid to the affected Finance Party which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

(b)                                 Notwithstanding anything contained in this Agreement or any other Finance Document to the contrary, if for the purposes of obtaining judgment in any court, it is necessary to convert a sum due by a Canadian Guarantor to a Finance Party in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such Finance Party could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by applicable law, on the day on which the judgment is paid or satisfied. The obligations of such Canadian Guarantor in respect of any sum due in the Original Currency from it to the Finance Party under any of the Finance Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by such Finance Party of any sum adjudged to be so due in the Other Currency, such Finance Party may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to such Finance Party in the Original Currency, such Canadian Guarantor agrees, as a separate obligation and notwithstanding the judgment to indemnify the Finance Party, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to such Finance Party in the Original Currency, the Finance Party shall remit such excess to such Canadian Guarantor.

11.                               INTEREST PERIODS

11.1                        Selection of Interest Periods and Terms

(a)                                 The Borrower may select an Interest Period for a Loan in the Utilisation Request for that Loan or (if the Loan has already been borrowed) in a Selection Notice.

(b)                                 Each Selection Notice for a Loan is irrevocable and must be delivered to the Agent not later than 10:00 a.m. (Brussels time) one day before the relevant Quotation Date.

(c)                                  Subject to this Clause 11, the Borrower may select an Interest Period of three (3) or six (6) Months, or any other period agreed between the Borrower and the Agent (acting on the instructions of all the Lenders).

(d)                                 An Interest Period for a Loan shall not extend beyond the Final Maturity Date.

(e)                                  Each Interest Period for a Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.

(f)                                   If the Borrower fails to deliver a Selection Notice to the Agent in accordance with paragraph (c) above, the relevant interest period will be three (3) Months.

11.2                        Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

11.3                        Consolidation and Division of Loans

(a)                                 Subject to paragraph (b) below, if two (2) or more Interest Periods end on the same date, those Loans will, unless the Borrower specifies to the contrary in the Selection Notice for the next Interest Period, be consolidated into, and treated as, a single Loan on the last day of the Interest Period.

(b)                                 Subject to Clause 4.3 (Maximum number of Loans) and Clause 5.3 (Currency and amount), if the Borrower requests in a Selection Notice that a Loan be divided into two (2) or more Loans, that Loan will, on the last day of its Interest Period, be so divided into the amounts specified in that Selection Notice, being an aggregate amount equal to the amount of the Loan immediately before its division.

12.                               CHANGES TO THE CALCULATION OF INTEREST

12.1                        Absence of quotations

(a)                                 Subject to Clause 12.2 (Market disruption) if EURIBOR is to be determined by reference to the Base Reference Banks but a Base Reference Bank does not supply a quotation by 12:00 p.m. (Brussels time) on the Quotation Day, then the applicable EURIBOR shall be determined on the basis of the quotations of the remaining Base Reference Banks.

(b)                                 If a Market Disruption Event occurs, then the Agent shall, as soon as is practicable, notify the Borrower.

12.2                        Market disruption

(a)                                 If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender’s share of that Loan for the Interest Period shall be the percentage rate per annum which is the sum of:

(i)                                     the Margin; and

(ii)                                  the rate notified to the Agent by such Lender, as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to such Lender of funding its participation in that Loan from whatever source it may reasonably select;

(b)                                 In this Agreement “Market Disruption Event” means:

(i)                                     at or about noon on the Quotation Day for the relevant Interest Period (i) the Screen Rate is not available or (ii), EURIBOR is to be determined by reference to the Base Reference Banks and none or only one of the Base Reference Banks supplies a rate to the Agent to determine EURIBOR for the relevant currency and Interest Period; or

(ii)                                  before close of business in Milan on the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed thirty five per cent. (35%) of that Loan) that the cost to it of obtaining matching deposits in the European interbank market would be in excess of EURIBOR.

12.3                        Alternative basis of interest or funding

(a)                                 If a Market Disruption Event occurs and the Agent or the Borrower so requires, the Agent and that Borrower shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest.

(b)                                 Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and the Borrower, be binding on all Parties.

12.4                        Break Costs

(a)                                 The Borrower shall, within three (3) Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)                                 Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

13.                               FEES

13.1                        Commitment fee

(a)                                 The Borrower shall pay to the Agent (for the account of each Lender) a fee computed at the rate of thirty five per cent. (35%) of the Margin on that Lender’s Available Commitment for the Availability Period.

(b)                                 The accrued commitment fee is payable on the last day of each successive period of three (3) Months which ends during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender’s Commitment at the time the cancellation is effective.

(c)                                  No commitment fee is payable to the Agent (for the account of a Lender) on the Available Commitment of such Lender for any day on which such Lender is a Defaulting Lender.

13.2                        Arrangement fee

The Borrower shall pay to the relevant Arranging Parties or their Affiliates an arrangement fee in the amount and at the times agreed in each Arrangement Fee Letter(s).

13.3                        Agency fee

The Borrower shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in the Agent’s Fee Letter.

14.                               TAX GROSS UP AND INDEMNITIES

14.1                        Definitions

In this Agreement:

“Borrower DTTP Filing” means an HM Revenue & Customs’ Form DTTP2 duly completed and filed by the Borrower, which:

(a)                                 where it relates to a Treaty Lender that is an Original Lender, contains the scheme reference number and jurisdiction of tax residence stated opposite such Lender’s name in Part II of Schedule 1 (The Original Parties)(or in the case of the scheme reference number that is subsequently communicated to the Agent and the Borrower promptly upon it becoming available), and is filed with HM Revenue & Customs within thirty (30) days of the date of this Agreement (or, if later, the date on which the scheme reference number is communicated to the Borrower); or

(b)                                 where it relates to a Treaty Lender that is a New Lender, contains the scheme reference number and jurisdiction of tax residence stated in respect of such

Lender in the relevant Transfer Certificate or Assignment Agreement, and is filed with HM Revenue & Customs within thirty (30) days of the relevant Transfer Date.

“Change of Tax Law” means with respect to a Lender, any change in, or in the published interpretation, administration or the application of, any law or regulation or Treaty or any published practice or published concession of any relevant taxing authority.

“Form DTTP2” means HM Revenue & Customs Form DTTP2 or such other prescribed form of notification as HM Revenue & Customs specifies from time to time shall be used pursuant to the HMRC DT Treaty Passport scheme.

“Protected Party” means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Qualifying Lender” means:

(a)                                 a Lender which is beneficially entitled to interest payable to such Lender in respect of an advance under a Finance Document and, at any time is:

(A)                               a Lender:

(1)                                 which is a bank (as defined for the purpose of section 879 of the ITA) making an advance under a Finance Document and which is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from section 18A of the CTA; or

(2)                                 in respect of an advance made under a Finance Document by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that that advance was made and which is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; or

(B)                               a Lender which is:

(1)                                 a company resident in the United Kingdom for United Kingdom tax purposes;

(2)                                 a partnership each member of which is:

(X)                               a company so resident in the United Kingdom; or

(Y)                               a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(3)                                 a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company;

(C)                               a Lender which is a Treaty Lender; or

(b)                                 a Lender which is a building society (as defined for the purpose of Section 880 of the ITA) making an advance under a Finance Document.

“Tax Confirmation” means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)                                 a company resident in the United Kingdom for United Kingdom tax purposes; or

(b)                                 a partnership each member of which is:

(i)                                     a company so resident in the United Kingdom; or

(ii)                                  a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)                                  a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company.

“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment or a deemed payment under a Finance Document, other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 14.2 (Tax gross-up) or a payment under Clause 14.3 (Tax indemnity).

“Treaty Lender” means a Lender which:

(a)                                 is treated as a resident of a Treaty State for the purposes of the Treaty;

(b)                                 does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in the Loans is effectively connected; and

(c)                                  fulfils any conditions which must be fulfilled under the Treaty by residents of that Treaty State for such residents to obtain full exemption from taxation on interest imposed by the United Kingdom, subject to the completion of procedural formalities.

“Treaty State” means a jurisdiction having a double taxation agreement with the United Kingdom (a “Treaty”) which makes a provision for full exemption from tax imposed by the United Kingdom on interest.

“UK Non-Bank Lender” means:

(a)                                 where a Lender becomes a Party on the day on which this Agreement is entered into, a Lender listed in Part B of Part II of Schedule 1 (The Original Parties); and

(b)                                 where a Lender becomes a Party after the day on which this Agreement is entered into, a Lender which gives a Tax Confirmation in the Assignment Agreement or Transfer Certificate which it executes on becoming a Party.

Unless a contrary indication appears, in this Clause 14 a reference to “determines” or “determined” means a determination made in the sole discretion of the person making the determination.

14.2                        Tax gross-up

(a)                                 Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)                                 The Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction from any payment made under a Finance Document (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent of (i) the Lender with respect to which such Tax Deduction applies and (ii) the rate at which such Tax Deduction is required to be made. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to such Lender. If the Agent receives such notification from a Lender it shall promptly notify the Borrower and, if necessary, any Obligors making the payment.

(c)                                  Except as provided in this Clause 14.2 and subject to paragraph (d) below, if a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)                                 An Obligor is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction on account of Tax imposed by the

United Kingdom from any payment under this Agreement if on the date on which the payment falls due:

(i)                                     with reference to any payment made under a Finance Document by any Obligor, the payment could have been made to the relevant Lender without a Tax Deduction if the Lender had been a Qualifying Lender in relation to that payment, but on that date such Lender is not or has ceased to be a Qualifying Lender in relation to that payment other than as a result of:

(A)                               any Change of Tax Law; or

(B)                               a change in the jurisdiction in which an Obligor is established or resident for tax purposes at the date it becomes an Obligor under this Agreement other than as a result of a Permitted Merger;

(ii)                                  the relevant Lender is a Treaty Lender and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without a Tax Deduction had such Lender complied with its obligations under paragraph (f) below;

(iii)                               the relevant Lender is a Qualifying Lender in relation to a payment by an Obligor solely by virtue of sub-paragraph (a)(B) of the definition of Qualifying Lender and:

(A)                               an officer of Her Majesty’s Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the ITA which relates to the payment and that Lender has received from the Obligor making the payment or from the Borrower a certified copy of that Direction; and

(B)                               the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or

(iv)                              the relevant Lender is a Qualifying Lender in relation to the payment solely by virtue of sub-paragraph (a)(B) of the definition of Qualifying Lender and:

(A)                               the relevant Lender has not given a Tax Confirmation to the Obligor; and

(B)                               the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to the Obligor, on the basis that the Tax Confirmation would have enabled the Obligor to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the ITA.

(e)                                  If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law. Within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment a statement under section 975 of the ITA or other evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(f)                                   Subject to Clause 14.2(g)(i), a Lender and each Obligor which makes a payment to which that Lender is entitled, shall cooperate in completing any procedural formalities, from time to time required or necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction, or with a reduced Tax Deduction, including, but not limited to, the provision of the information and documentation specified in this Clause 14.2 to the extent applicable. For the purposes of facilitating such co-operation, the Agent may request from any Treaty Lender (which shall use reasonable endeavours to provide) any affidavit or relevant tax certificates reasonably promptly following request.

(g)

(i)

(A)                               A Lender which becomes a Party on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence opposite its name in Part II of Schedule 1 (The Original Parties) and, having done so, such Lender shall be under no obligation pursuant to paragraph (f) above.

(B)                               A New Lender that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence in the Transfer Certificate or Assignment Agreement which it executes, and, having done so, such Lender shall be under no obligation pursuant to paragraph (f) above.

(ii)                                  If a Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (g)(i) above and:

(A)                               the Borrower has not made a Borrower DTTP Filing in respect of such Lender; or

(B)                               the Borrower has made a Borrower DTTP Filing in respect of such Lender but:

(1)                                 such Borrower DTTP Filing has been rejected by HM Revenue & Customs; or

(2)                                 HM Revenue & Customs has not given the Borrower authority to make payments to such Lender without a Tax Deduction within sixty (60) Business Days of the date of the Borrower DTTP Filing, and in each case, the Borrower has notified such Lender in writing, such Lender and the Borrower shall co-operate in completing any additional procedural formalities necessary for the Borrower to obtain authorisation to make that payment without a Tax Deduction, or with a reduced Tax Deduction;

(iii)                               if a Lender has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with paragraph (i) above, no Obligor shall make a Borrower DTTP Filing or file any other form relating to the HMRC DT Treaty Passport scheme in respect of such Lender’s Commitment(s) or its participation in any Loan unless the Lender otherwise agrees;

(iv)                              an Obligor shall, promptly on making a Borrower DTTP Filing, deliver a copy of that Borrower DTTP Filing to the Agent for delivery to the relevant Lender;

(v)                                 a UK Non-Bank Lender which becomes a Party on the day on which this Agreement is entered into gives a Tax Confirmation to the Borrower by entering into this Agreement; and

(vi)                              a UK Non-Bank Lender shall promptly notify the Borrower and the Agent if there is any change in the position from that set out in the Tax Confirmation.

(h)                                 At least three (3) Business Days prior to the due date of any amount payable by an Obligor under any Finance Document, the Agent shall provide to the Borrower a schedule setting forth the portion of the total amount of such payment that will be payable to each Lender on such due date. Within a reasonable amount of time prior to the close of business on the date on which such scheduled amount becoming payable by an Obligor under any Finance Document, the Borrower shall provide to the Agent a reciprocal schedule setting forth the amount of any Tax Deduction that the Obligor will withhold from each payment to be made to each Lender included on such schedule on the due date for such payment (the “IGT Withholding Schedule”). No failure or delay of the Agent to provide the Borrower with the schedule contemplated hereunder shall affect the obligation of any Obligor to make the payments otherwise required to be made by them under this Agreement.

(i)                                     Any Lender which enters into any sub-participation or other risk sharing arrangement with a Relevant Sub-Participant shall only be entitled to receive payments under this Clause 14.2 with reference to any interest paid on the sub-participated commitment (i) to the same extent as such Lender would have been if it had not entered into such sub-participation or (ii) for an amount equivalent to the Tax Deduction required by law to be applied on any payment made under this Agreement and beneficially owned by the Relevant Sub-Participant, if lower;

provided that this paragraph (i) shall not apply to limit any entitlement to receive payments under this Clause 14.2 if the right to receive a greater payment results from a Change of Tax Law that occurs after the Relevant Sub-Participant acquired the applicable sub-participated commitment.

14.3                        Tax indemnity

(a)                                 The relevant Obligor shall (within five (5) Business Days of demand by the Agent) pay (or cause to be paid) to a Protected Party an amount equal to the loss, liability or cost which such Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by such Protected Party in respect of a Finance Document (and for which it has provided, or will provide, documentary evidence).

(b)                                 Paragraph (a) above shall not apply:

(i)                                     with respect to any Tax assessed on a Finance Party:

(A)                               under the law of the jurisdiction in which such Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which such Finance Party is treated as resident or engaged in a trade or business for tax purposes; or

(B)                               under the law of the jurisdiction in which such Finance Party’s permanent establishment or Facility Office is located in respect of amounts received or receivable in that jurisdiction, if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by such Finance Party, including branch profits tax and minimum tax; or

(ii)                                  to the extent a loss, liability or cost:

(A)                               is compensated for by an increased payment under Clause 14.2 (Tax gross-up); or

(B)                               would have been compensated for by an increased payment under Clause 14.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (d) of Clause 14.2 (Tax gross-up) applied; or

(C)                               is compensated for by Clause 14.6 (Stamp taxes) (or would have been so compensated for under that Clause but was not so compensated solely because any of the exceptions set out therein applied); or

(D)                               relates to a FATCA Deduction required to be made by a Party.

(c)                                  A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the relevant Obligor.

(d)                                 Such claim and Agent notification shall set forth in reasonable detail the basis for the claim being made by the relevant Finance Party and appropriate documentation supporting such claim.

(e)                                  A Protected Party shall, on receiving a payment from an Obligor under this Clause 14.3 notify the Agent.

14.4                        Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)                                 a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

(b)                                 such Finance Party has obtained, utilised and fully retained that Tax Credit on an affiliated group basis,

such Finance Party shall pay an amount to the Obligor which such Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

14.5                        Lender Status Confirmation

(a)                                Each Lender which becomes a Party to this Agreement after the date of this Agreement shall indicate, in the Transfer Certificate or Assignment Agreement which it executes on becoming a Party, and for the benefit of the Agent and without liability to any Obligor, in which of the following categories it falls:

(i)                                     not a Qualifying Lender;

(ii)                                  a Qualifying Lender other than a Treaty Lender; or

(iii)                               a Treaty Lender.

(b)                                 If a New Lender fails to indicate its status in accordance with this Clause 14.5 then such New Lender shall be treated for the purposes of this Agreement (including by each Obligor) as if it is not a Qualifying Lender until such time as it notifies the Agent which category applies (and the Agent, upon receipt of such notification, shall inform the Obligors).

(c)                                  For the avoidance of doubt, a Transfer Certificate or Assignment Agreement shall not be invalidated by any failure of any Lender to comply with this Clause 14.5.

14.6                        Stamp taxes

The Borrower shall, or shall procure that an Obligor shall, pay and, within ten (10) Business Days of demand, indemnify each Finance Party against any duly documented liability, loss, cost or expense that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document provided that no Obligor shall be liable for the aforementioned liability, loss, cost or expense:

(a)                                 in relation to any such Taxes payable in respect of an assignment, transfer or sub-participation by a Finance Party, unless that assignment, transfer or sub-participation is carried out at the request of any Obligor and the Finance Party agrees to such request voluntarily (in circumstances where it is not required to agree to such request on the terms of this Agreement);

(b)                                 to the extent that such Taxes become payable upon a voluntary registration made by any Finance Party if such registration is not necessary to evidence, prove, maintain, enforce, compel or otherwise assert the rights of such Party or obligations of any Party under a Finance Document or when such registration is not necessary in order to produce or rely on such document for any other purposes; or

(c)                                  in case it arises as a consequence of, or in connection to, any claims by any authority, including, but not limited to, any Tax authority, and the Lender has not provided the Borrower with copies of any relevant written communications relating to the Finance Document, including, but not limited to, any notices of payment, (the “Tax Notice”) received from that authority within fifteen (15) Business Days from receipt (the “Tax Notice Term”). If the Lender notifies the Borrower with the Tax Notice within the Tax Notice Term, then the Parties will agree, without prejudice of any rights of the relevant Lender, including the right to be indemnified, under this Clause 14.6, as far as reasonably practicable acting in good faith, possible defensive strategies and the substance and conduct of such defensive strategies and such Lender will, as far as reasonably practicable acting in good faith, share in a timely fashion any relevant information for the Borrower in relation to the development of any litigation proceedings or any settlement or other procedures which may be in progress as the result of the implementation of such defensive strategies.

14.7                        Value added tax

(a)                                 All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on each supply, and accordingly, subject to paragraph (b) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account for the VAT to the relevant Tax Authority that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party).

(b)                                 If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party other than the Recipient (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)                                     (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier

(at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)                                  (where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)                                  Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any costs or expenses, that Party shall reimburse or indemnify the Finance Party in respect of the full amount of such costs or expenses, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment from the relevant tax authority in respect of such VAT.

(d)                                 Any reference in this Clause 14.7 to any Party shall, at any time when such Party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules (provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union) or any other similar provision in any jurisdiction which is not a member state of the European Union) so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time or the relevant representative member (or head) of that group or unity (or fiscal unity) at the relevant time (as the case may be).

(e)                                  In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party’s VAT registration and such other information as is reasonably requested in connection with such Finance Party’s VAT reporting requirements in relation to such supply.

14.8                        FATCA Information

(a)                                 Subject to paragraph (c) below, each Party shall, within ten (10) Business Days of a reasonable request by another Party:

(i)                                     confirm to that other Party whether it is:

(A)                               a FATCA Exempt Party; or

(B)                               not a FATCA Exempt Party;

(ii)                                  supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA;

(iii)                               supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(b)                                 If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)                                  Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)                                     any law or regulation;

(ii)                                  any fiduciary duty; or

(iii)                               any duty of confidentiality.

(d)                                 If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

14.9                        FATCA Deduction

(a)                                 Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)                                 Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Borrower and the Agent and the Agent shall notify the other Finance Parties.

15.                               INCREASED COSTS

15.1                        Increased Costs

(a)                                 Subject to Clause 15.3 (Exceptions) the Obligors shall, within three (3) Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; (ii) compliance with any law or regulation (provided that, notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder issued in connection therewith or in implementation thereof shall be deemed to be a “change in law”, regardless of the date enacted, adopted, issued or implemented) made after the date of this Agreement or (iii) the implementation or application of or compliance with Basel III or CRD IV or any law or regulation that implements or applies Basel III or CRD IV.

(b)                                 In this Agreement:

“Basel III” means:

(i)                                     the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(ii)                                  the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement — Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(iii)                               any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

“CRD IV” means:

(i)                                     Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012; and

(ii)                                  Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms amending Directive 2002/87/EC and repealing Directive 2006/48/EC and 2006/49/EC.

“Increased Costs” means:

(i)                                     a reduction in the rate of return from a Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)                                  an additional or increased cost; or

(iii)                               a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

15.2                        Increased Cost claims

(a)                                 A Finance Party intending to make a claim pursuant to Clause 15.1 (Increased Costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrower.

(b)                                 Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

15.3                        Exceptions

Clause 15.1 (Increased Costs) does not apply to the extent any Increased Cost is:

(a)                                 attributable to a Tax Deduction required by law to be made by an Obligor;

(b)                                 compensated for by Clause 14.3 (Tax indemnity) (or would have been compensated for under Clause 14.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 14.3 (Tax indemnity) applied);

(c)                                  attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation;

(d)                                 attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (but excluding any amendment arising out of Basel III) (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates); or

(e)                                  attributable to a FATCA Deduction required to be made by a Party.

16.                               OTHER INDEMNITIES

16.1                        Currency indemnity

(a)                                 If any sum due from an Obligor under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)                                     making or filing a claim or proof against that Obligor; or

(ii)                                  obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three (3) Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)                                 Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

16.2                        Other indemnities

The Borrower shall (or shall procure that an Obligor will), within three (3) Business Days of demand, indemnify the Arranging Parties and each other Finance Party against any cost, loss or liability incurred by it as a result of:

(a)                                 the occurrence of any Event of Default;

(b)                                 a failure by an Obligor to pay any amount due under a Finance Document on its due date, including, without limitation, any cost, loss or liability arising as a result of Clause 29 (Sharing among the Finance Parties);

(c)                                  funding, or making arrangements to fund, its participation in a Utilisation requested by it in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(d)                                 a Utilisation (or part of a Utilisation) not being prepaid in accordance with a notice of prepayment given by it.

16.3                        Indemnity to the Agent

The Borrower shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(a)                                 investigating any event which it reasonably believes is a Default;

(b)                                 entering into or performing any foreign exchange contract for the purposes of paragraph (b) of Clause 30.10 (Change of currency); or

(c)                                  acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

17.                               MITIGATION

17.1                        Mitigation by the Lenders

(a)                                 Each Finance Party shall, in consultation with the Borrower, take all reasonable steps, including to the extent possible, but not limited to, making any Utilisation available from an Affiliate, to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 14 (Tax Gross Up and Indemnities) or Clause 15.1 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)                                 Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

17.2                        Mitigation by the Obligors

Should a Finance Party become subject to Taxes because of its failure to deliver a form, certificate or other document required under Clause 14.2 (Tax gross-up), the Obligors shall take such steps as such Finance Party shall reasonably request to assist such Finance Party to recover such Taxes.

17.3                        Limitation of liability

(a)                                 The Borrower shall indemnify each Finance Party, for all costs and expenses reasonably incurred by that party as a result of steps taken by it under Clause 17.1 (Mitigation by the Lenders).

(b)                                 A Finance Party is not obliged to take any steps under Clause 17.1 (Mitigation by the Lenders) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

18.                               COSTS AND EXPENSES

18.1                        Transaction expenses

The Borrower shall within ten (10) Business Days of demand pay each Finance Party the amount of all reasonable and documented out-of-pocket costs and expenses (including legal fees up to the amount agreed with the Borrower) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution, syndication (and previously approved by the Borrower) and perfection of:

(a)                                 this Agreement and any other documents referred to in this Agreement; and

(b)                                 any other Finance Documents executed after the date of this Agreement, and if, requested, the Borrower shall pay directly the relevant advisers upon receipt of the relevant reasonably detailed invoice.

18.2                        Amendment costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 30.10 (Change of currency), the Borrower shall, within three (3) Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

18.3                        Enforcement and preservation costs

The Borrower shall, within three (3) Business Days of demand, pay to the Arranging Parties and each other Finance Party the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of or the preservation of any rights under any Finance Document and any proceedings instituted by or against the Agent as a consequence of taking or holding or enforcing these rights.

19.                               GUARANTEE AND INDEMNITY

19.1                        Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a)                                 guarantees to each Finance Party as primary obligor the punctual performance by a member of the Group of all of such member of the Group’s obligations under the Finance Documents and the punctual payment when due by such member of the Group of all sums payable under the Finance Documents;

(b)                                 undertakes with each Finance Party that whenever a member of the Group fails to perform any obligation or pay any of the indebtedness referred to in paragraph (a) above, it will perform such obligation or pay to such Finance Party such sum on demand, in each case, as if it were the primary obligor; and

(c)                                  indemnifies, as an independent and primary obligation, each Finance Party immediately on demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

19.2                        Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

19.3                        Reinstatement

If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any Security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a)                                 the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)                                 each Finance Party shall be entitled to recover the value or amount of such Security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

19.4                        Waiver of defences

The obligations of each Guarantor under this Clause 19 will not, to the extent permitted under mandatory law, be affected by an act, omission, matter or thing which, but for this Clause 19, would reduce, release or prejudice any of its obligations under this Clause 19 (without limitation and whether or not known to it or any Finance Party) including:

(a)                                 any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)                                 the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)                                  the making or absence of any demand on a member of the Group or any other person (other than the notice referred to in Clause 19.1(b) (Guarantee and indemnity)) for payment or performance of any other obligations, or the application of any moneys at any time received from a member of the Group or any other person;

(d)                                 the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or Security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(e)                                  any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(f)                                   any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document, or any other document or Security including without limitation any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or Security;

(g)                                  any unenforceability or illegality or invalidity of any obligation of any person under any Finance Document or any other document or Security; or

(h)                                 any insolvency or similar proceedings,

(other than the irrevocable payment in full of such obligations).

19.5                        Guarantor intent

Without prejudice to the generality of Clause 19.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs or expenses associated with any of the foregoing.

19.6                        Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or Security or claim payment from any person before claiming from that Guarantor under this Clause 19. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

19.7                        Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)                                 refrain from applying or enforcing any other moneys, Security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise), and no Guarantor shall be entitled to the benefit of the same; and

(b)                                 hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor’s liability under this Clause 19.

19.8                        Deferral of Guarantors’ rights

(a)                                 Each Obligor acknowledges and agrees with each Guarantor that, subject to the terms and conditions of this Clause 19.8 and to the extent permitted by applicable law, upon the payment by the Guarantors of any of their obligations under this guarantee (whether pursuant to the guarantees, undertakings or indemnities given in Clause 19.1 (Guarantee and indemnity) or otherwise):

(i)                                     each Obligor shall indemnify the Guarantors for the full amount of such payment; and

(ii)                                  the Guarantors shall be subrogated to the rights of the person to whom such payment shall have been made to the extent of such payment (such rights of indemnification and subrogation, together with all other rights of the Guarantors, by reason of the performance of any of their obligations under this guarantee, or any action taken pursuant to any rights conferred by or pursuant to this guarantee, to be indemnified by any person, to prove in respect of any liability in the winding-up of any person or to take the benefit of or enforce any Security or guarantees or to exercise any rights of contribution are, collectively, the “Subrogation Rights”).

(b)                                 Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(i)                                     to be indemnified by an Obligor;

(ii)                                  to claim any contribution from any other Guarantor of any Obligor’s obligations under the Finance Documents; or

(iii)                               to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or Security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

From and after the date when all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, the Subrogation Rights of the Guarantors may be exercised and enforced by the Guarantors in their sole discretion.

19.9                        Release of Guarantors’ right of contribution

If any Guarantor (a “Retiring Guarantor”) ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor, then on the date such Retiring Guarantor ceases to be a Guarantor:

(a)                                 that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(b)                                 each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other Security taken pursuant to, or in connection with, any Finance Document where such rights or Security are granted by or in relation to the assets of the Retiring Guarantor.

19.10                 Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or Security now or subsequently held by any Finance Party.

19.11                 Limitations on US Guarantees

(a)                                 Each US Guarantor acknowledges that it will receive valuable direct or indirect benefits as a result of the transactions contemplated by the Finance Documents (including utilisations thereunder).

(b)                                 Each US Guarantor represents, warrants and agrees that:

(i)                                     it is US Solvent; and

(ii)                                  it has not made a transfer or incurred any obligation under any Finance Document with the intent to hinder, delay or defraud any of its present or future creditors.

(c)                                  Notwithstanding anything to the contrary contained herein or in any other Finance Document:

(i)                                     each Finance Party agrees that the maximum liability of each US Guarantor under Clause 19 (Guarantee and indemnity) shall in no event exceed an amount equal to the greatest amount that would not render such US Guarantor’s obligations hereunder and under the other Finance Documents subject to avoidance under US Bankruptcy Law or to being set aside, avoided or annulled under any Fraudulent Transfer Law, in each case after giving effect to:

(A)                               all other liabilities of such US Guarantor, contingent or otherwise, that are relevant under such Fraudulent Transfer Law (specifically excluding, however, any liabilities of such US Guarantor in respect of intercompany indebtedness to the Borrower to the extent that such Financial Indebtedness would be discharged in an amount equal to the amount paid by such US Guarantor hereunder) and

(B)                               the value as assets of such US Guarantor (as determined under the applicable provisions of such Fraudulent Transfer Law) of any rights to subrogation, contribution, reimbursement, indemnity or similar rights held by such US Guarantor pursuant to

(1)                                 applicable law or

(2)                                 any other agreement providing for an equitable allocation among such US Guarantor and the Borrower and other Guarantors of obligations arising under this Agreement or other guarantees of such obligations by such parties: and

(ii)                                  each party agrees that, in the event any payment or distribution is made on any date by a Guarantor under this Clause 19, each such Guarantor shall be entitled to be indemnified from each other Guarantor in an amount equal to such payment, in each case multiplied by a fraction of which the numerator shall be the net worth of the contributing Guarantor and the denominator shall be the aggregate net worth of all the Guarantors.

19.12                 Italian guarantee limitations

(a)                                 In the case of any Italian Guarantor, its liability as Guarantor under this Clause 19 shall not exceed, at any time, the aggregate at that time of the highest outstanding principal amount at any time of all inter-company loans advanced (or granted) to such Italian Guarantor (or any of its direct or indirect Subsidiaries) by any Obligor or any other member of the Group after the date of this Agreement.

(b)                                 In any event, pursuant to article 1938 of the Italian Civil Code, the maximum amount an Italian Guarantor may be required to pay in respect of its obligations as Guarantor under this Agreement shall not exceed an amount equal to €1,650,000,000.

19.13                 German guarantee limitations

The enforcement of the guarantee created under this Clause 19 and any indemnity owing under this Agreement by any German Guarantor, shall be subject to the following limitations:

(a)                                 To the extent that the guarantee under this Clause 19 secures, or to the extent that any indemnity of such German Guarantor would result in a payment of, liabilities of its direct or indirect shareholder(s) (an “Up-stream Guarantee”) or its affiliated companies (verbundenes Unternehmen) within the meaning of Section 15 of the German Stock Corporation Act (Aktiengesetz) (other than Subsidiaries of such German Guarantor) (a “Cross-stream Guarantee”) (save for any guarantees or indemnity in respect of funds to the extent they are on-lent, or otherwise passed on, or they replace or refinance funds which were on-lent, or otherwise passed on, in each case to such German Guarantor or its Subsidiaries, and such amount on-lent or otherwise passed on is not returned (if returned, a limitation will only apply to the extent the repayment has been proved by an up-to-date balance sheet)), the Guarantee or such indemnity shall not be enforced at the time of the respective Payment Demand (as defined below) if and only to the extent such German Guarantor demonstrates that the enforcement would have the effect of:

(i)                                     causing its Net Assets to be reduced to an amount less than its stated share capital (Stammkapital); or

(ii)                                  (if its Net Assets are already below its stated share capital) causing such amount to be further reduced,

and thereby affecting its assets required for the maintenance of its stated share capital (Stammkapital) pursuant to Sections 30 and 31 of the German Limited Liability Company Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) (“GmbHG”) (as applicable at the time of enforcement) (each of the circumstances set out in subparagraphs (i) and (ii) above, respectively a “Capital Impairment”).

(b)                                 “Net Assets” means a German Guarantor’s net assets (Nettovermögen) the value of which shall generally be determined in accordance with the German Commercial Code (Handelsgesetzbuch) (“HGB”) consistently applied by the German Guarantor in preparing its unconsolidated balance sheets (Jahresabschluss according to Section 42 GmbHG, Sections 242 and 264 of the HGB) in previous years, save that:

(i)                                     the amount of any increase of the stated share capital (Erhöhung des Stammkapitals) after the date of this Agreement (1) that has been effected out of retained earnings (Kapitalerhöhung aus Gesellschaftsmitteln) or (2) to the extent that it is not fully paid up, shall be deducted from the stated share capital;

(ii)                                  loans received by, and other contractual liabilities of, such German Guarantor which are subordinated within the meaning of Section 39 sub-section 1 no. 5 or Section 39 sub-section 2 of the German Insolvency Code (Insolvenzordnung) (contractually or by law) shall be disregarded;

(iii)                               loans and other contractual liabilities incurred by such German Guarantor in violation of the provisions of any Finance Document shall be disregarded; and

(iv)                              the costs of the Auditors’ Determination (as defined below) shall be taken into account either as a reduction of assets or as an increase of liabilities.

(c)                                  The limitations set out in paragraph (a) only apply if within ten (10) Business Days following receipt from the Agent of a notice stating that it demands payment under the guarantee under this Clause 19 or indemnity from any German Guarantor (the “Payment Demand”) (during which up to ten (10) Business Days period (but no longer than until the receipt of the Management Determination) the enforcement shall be excluded), the managing director(s) of such German Guarantor has (have) confirmed in writing to the Agent (the “Management Determination”):

(i)                                     to what extent the guarantee under this Clause 19 or indemnity is an Up-stream Guarantee or a Cross-stream Guara’ntee as described in paragraph (a); and

(ii)                                  in case such German Guarantor claims the occurrence of a Capital Impairment, which amount of such Up-stream Guarantee or Cross-stream Guarantee cannot be enforced as its Net Assets are below its stated share capital or such enforcement would cause its Net Assets to be reduced to an amount below its stated share capital, as a result of which such enforcement would lead to a violation of the capital maintenance rules as set out in Sections 30 and 31 of the GmbHG, and such confirmation is supported by an up-to-date balance sheet of such German Guarantor together with a detailed calculation of the amount of its Net Assets taking into account the adjustments and obligations set forth in paragraph (a).

The Management Determination shall be prepared as of the date of the Payment Demand. The Agent shall then be entitled to enforce the guarantee under this Clause 19 or indemnity in an amount which would, in accordance with the Management Determination, not result in a Capital Impairment.

(d)                                 Following the Agent’s receipt of the Management Determination, the relevant German Guarantor shall deliver to the Agent within twenty (20) Business Days of the Agent’s request an up-to-date balance sheet together with a detailed calculation of the amount of the Net Assets of such German Guarantor, drawn-up by an auditor of international standard and reputation appointed by it taking into account the adjustments and obligations as set forth in paragraphs (b) and (c) above (the “Auditors’ Determination”). The Auditors’ Determination shall be prepared as of the date of the Payment Demand in accordance with HGB consistently applied by the German Guarantor in preparing its unconsolidated balance sheets (Jahresabschluss according to Section 42 GmbHG, Sections 242 and 264 of the HGB) in previous years and shall be binding for all parties. The Agent shall then be entitled to enforce the guarantee under this Clause 19 or indemnity in an amount which would, in accordance with the Auditor’s Determination, not result in a Capital Impairment.

(e)                                  Each German Guarantor shall use its best efforts to realise within three (3) months after receipt of the Payment Demand and of a request from the Agent, to the extent legally permitted, any and all .of its assets that are (i) shown in the balance sheet with a book value (Buchwert) that is substantially lower (at least thirty per cent. (30%) lower) than the market value of the assets and (ii) not required for continuing its business (betriebsnotwendig), if such German Guarantor claims the occurrence of a Capital Impairment. After the expiry of such three (3) months such German Guarantor shall, within ten (10) Business Days, notify the Agent of (i) the amount of the proceeds from the sale and (ii) submit a statement setting forth a new calculation of the amount of its Net Assets taking into account such proceeds (the “New Calculation”). The New Calculation shall, upon the request from the Agent, be confirmed by the auditors referred to in paragraph (d) within a period of twenty (20) Business Days following the request (the “Audited New Calculation”). The Audited New Calculation shall be binding for all parties. The Agent shall then be entitled to enforce the guarantee under this Clause 19 or indemnity in an amount which would, in accordance with the New Calculation or, if an Audited New Calculation has been requested, with the Audited New Calculation, not result in a Capital Impairment.

(f)                                   The restrictions set forth in paragraph (a) shall only apply, if so long as and to the extent that:

(i)                                     a German Guarantor has complied with its obligations pursuant to paragraphs (c) through (e) above;

(ii)                                  such German Guarantor is not a party to a profit and loss sharing agreement (Gewinnabführungsvertrag)or a domination agreement (Beherrschungsvertrag) where the German Guarantor is the dominated entity (beherrschtes Unternehmen) or the entity being obliged to share its profits with the other party of such profit and loss sharing agreement which agreement provides the German Guarantor with a fully valuable (werthaltig) compensation claim against the dominating entity (herschendes Unternehmen), provided that such fully valuable compensation claim shall no longer be required (and the absence of such claim would not hold up the applicability of any limitations hereunder) if, at the time of enforcement, Section 30 sub section 1 sentence 2 (first alternative) GmbHG has been construed by a ruling of the German Federal Court of Justice (Bundesgerichtshof) in a way that such compensation claim is not required for the application of Section 30 sub section 1 sentence 2 (first alternative) of the GmbHG; and

(iii)                               such German Guarantor does, at the time of the Payment Demand, not hold a fully recoverable indemnity or claim for refund (vollwertiger Gegenleistungs oder Rückgewähranspruch) of any amount so paid against the relevant shareholder.

(g)                                  No limitations under this limitation language will prejudice the rights of the Agent or any other Finance Party to enforce the guarantee under this Clause 19 and any indemnity hereunder more than once (subject always to the operation of the limitations set forth above at the time of such further enforcement).

20.                               REPRESENTATIONS

20.1                        General

On the date of this Agreement and at the times set out in Clause 20.25 (Repetition) each Obligor makes the representations and warranties set out in this Clause 20 to each Finance Party.

20.2                        Status

(a)                                 It and each of its Material Subsidiaries is a limited liability corporation, other than IGT Canada Solutions ULC which is an unlimited company under the laws of the Province of Nova Scotia, and is duly incorporated or organised (as applicable) and validly existing under the law of its jurisdiction of incorporation.

(b)                                 It and each of its Material Subsidiaries has the power to own its material assets and carry on its business as it is being conducted.

20.3                        Binding obligations

Subject to the Legal Reservations, the obligations expressed to be assumed by it in each Finance Document to which it is a party and which have been executed by it are legal, valid, binding and enforceable obligations.

20.4                        Non-conflict with other obligations

The entry into and performance by it of its obligations under, and the transactions contemplated by, the Finance Documents, to which it is a party do not and will not conflict with:

(a)                                 any law or regulation applicable to it;

(b)                                 its constitutional documents; or

(c)                                  any agreement or instrument binding upon it or any of its assets or constitute a default or termination event (however described) under any such agreement or instrument, unless any such conflict does not and is not reasonably likely to have a Material Adverse Effect.

20.5                        Power and authority

(a)                                 It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is or will be a party and the transactions contemplated by those Finance Documents.

(b)                                 No limit on its powers will be exceeded as a result of the borrowing or giving of guarantees or indemnities contemplated by the Finance Documents to which it is a party.

20.6                        Validity and admissibility in evidence

(a)                                 All Authorisations required:

(i)                                     to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(ii)                                  to make the Finance Documents to which it is a party admissible in evidence in its jurisdictions of incorporation,

have been obtained or effected and are in full force and effect.

(b)                                 All Authorisations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect other than those Authorisations the failure of which to obtain or effect has not and is not reasonably likely to have a Material Adverse Effect.

20.7                        Governing law and enforcement

(a)                                 Subject to the Legal Reservations, the choice of governing law of the Finance Documents will be recognised and enforced in its Relevant Jurisdictions.

(b)                                 Subject to the Legal Reservations, any judgment obtained in relation to a Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

20.8                        Deduction of Tax

It is not required to make any Tax Deduction from any payment it may make under any Finance Document to a Lender which is:

(a)                                a Qualifying Lender,

(i)                                     falling within paragraphs (a)(A) or (b) of the definition of Qualifying Lender; or

(ii)                                  except where a Direction has been given under section 931 of the ITA in relation to the payment concerned, falling within paragraph (a)(B) of the definition of Qualifying Lender; or

(b)                                a Treaty Lender and the payment is one specified in a direction given by the Commissioners of Revenue and Customs under Regulation 2 of the Double Taxation Relief (Taxes on Income) (General) Regulations 1970 (SI 1970/488).

20.9                        No filing or stamp taxes

Under the laws of its Relevant Jurisdictions it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents, subject always to the Legal Reservations.

20.10                 No default

(a)                                 No Event of Default or Default is continuing or will result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by any Finance Document.

(b)                                 No other event or circumstance is outstanding which constitutes a default or termination event (however described) under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries’) assets are subject which has had or is reasonably likely to have a Material Adverse Effect.

20.11                 No misleading information

All of the written factual information supplied by each of the Original Obligors in connection with the Finance Documents and the matters contemplated therein was (to the best of its knowledge after due and careful enquiry) true, complete and accurate in all material respects as at the date it was given and was not misleading in any material respect.

20.12                 Financial statements

(a)                                 The Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied unless expressly disclosed therein or otherwise disclosed to the Agent in writing to the contrary prior to the date of this Agreement.

(b)                                 Its Original Financial Statements give a true and fair view of its financial condition and results of operations during the relevant Financial Year unless expressly disclosed therein to the contrary or otherwise disclosed to the Agent in writing to the contrary prior to the date of this Agreement.

20.13                 No proceedings pending or threatened

No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which are reasonably likely, if adversely determined, to have a Material Adverse Effect (to the best of the Borrower’s knowledge and belief) have been started or threatened against it or any of its Subsidiaries.

20.14                 Security

No Security or Quasi-Security exists over all or any of the present or future assets of any member of the Group other than as permitted by this Agreement.

20.15                 Pari Passu Ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

20.16                 US Government Regulations

(a)                                 It is not a “public utility” within the meaning of, or subject to regulation under, the United States Federal Power Act of 1920 (16 U.S.C. §§791 et seq.).

(b)                                 It is not an “investment company” as defined in, or subject to regulation under, the United States Investment Company Act of 1940 (15 U.S.C. §§ 80a-1 et seq.) or in violation of regulation under any United States federal or state law or regulation that limits its ability to incur or guarantee indebtedness.

(c)                                  It has not made (or attempted to make) an “unlawful payment” within the meaning of, and is not in any other way in violation of, the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1 et seq.) or any similar laws.

20.17                 ERISA

(a)                                 No ERISA Event has occurred or is reasonably expected to occur that has resulted in or is reasonably expected to result in a material liability of it or its Subsidiaries or any ERISA Affiliate.

(b)                                 Schedule B (Actuarial Information) to the most recent annual report (Form 5500 Series) for each Plan, copies of which have been filed with the Internal Revenue Service of the United States of America, is complete and accurate and fairly presents the funding status of such Plan, and since the date of such Schedule B there has been no material adverse change in such funding status.

(c)                                  Neither it, nor any of its Subsidiaries, nor any ERISA Affiliate has incurred or is reasonably expected to incur any Withdrawal Liability to any Multiemployer Plan.

(d)                                 Neither it, nor any of its Subsidiaries, nor any ERISA Affiliate has been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganisation or has been terminated, within the meaning of Title IV of ERISA, and to the best of its knowledge, no such Multiemployer Plan is reasonably expected to be in reorganisation or to be terminated, within the meaning of Title IV of ERISA.

(e)                                  Except as does not have and could not reasonably be expected to have, a Material Adverse Effect, and except to the extent required under Section 4980B of the Code, no Plan provides health or welfare benefits (through the purchase of insurance or otherwise) for any retired or former employee of the Obligors, any of their Subsidiaries or any of their respective ERISA Affiliates.

20.18                 Solvency (US Obligors)

Each US Obligor is, on a consolidated basis, as of the date hereof, US Solvent.

20.19                 Material Adverse Effect

No Material Adverse Effect has occurred since the date of the most recent financial statements delivered pursuant to Clause 21.1 (Financial statements).

20.20                 Anti-Terrorism laws

(a)                                 It, and to the best of its knowledge, each of its Material Subsidiaries:

(i)                                     has taken reasonable measures to ensure compliance with Anti-Terrorism Laws;

(ii)                                  is not a Designated Person; and

(iii)                               does not deal in any property or interest in property known by it to be blocked pursuant to any Anti-Terrorism Law.

20.21                 US Margin Regulations

No part of the proceeds of any Utilisation will be used (i) in contravention of Regulation T, U or X of the Federal Reserve Board, or (ii) for “buying” or “carrying” (within the meaning of Regulation T, U or X) any Margin Stock or to extend credit to others for the purpose of buying or carrying any Margin Stock. Following the application of the proceeds of each Utilisation, not more than twenty five per cent. (25%) of the value of the assets of the Obligors subject to any restriction contained in this Agreement or any other agreement or instrument between the Obligors, on the one hand, and any Lender or Affiliate of any Lender, on the other hand, relating to Financial Indebtedness will be Margin Stock.

20.22                 Sanctions, Anti-Corruption and other laws

(a)                                 The Borrower represents that:

(i)                                     each member of the Group has implemented and maintains in effect policies and procedures designed to promote and achieve compliance by each such member and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and each member of the Group and their respective directors and officers and, to the knowledge of the Borrower, their respective employees and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Borrower being designated as a Sanctioned Person;

(ii)                                  none of (a) the Borrower, any member of the Group or any of their respective directors, officers or employees, or (b) to the knowledge of the Borrower, any agent of the Borrower or any member of the Group that will act in any capacity in connection with or benefit from the Facility, is a Sanctioned Person; and

(iii)                               no Utilisation or use of proceeds pursuant to this Agreement will violate Anti-Corruption Laws or applicable Sanctions.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement or in any other Finance Document, in relation to any Specified Lender the representations and warranties under this Clause 20.22 shall only apply for the benefit of such Specified Lender to the extent that the provisions would not result in any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or a similar anti-boycott statute. In connection with any amendment, waiver, determination or direction relating to any part of this Clause 20.22 of which a Specified Lender does not have the benefit, the Commitments of that Specified Lender will be excluded for the purpose of determining whether the consent of the Majority Lenders has been obtained or whether the determination or direction by the Majority Lenders has been made.

20.23                 Internet Gambling

(a)                                 Each member of the Group complies:

(i)                                     where applicable, with the laws of the United States of America that prohibit internet gambling, including, but not limited to, the US Wire Wager Act (18 U.S.C. §1084);

(ii)                                  based on advice of reputable and experienced counsel, in all material respects with the laws that prohibit, or are reasonably capable of enforcing against any member of the Group prohibitions on, internet gambling of all other Prohibited Jurisdictions; and

(iii)                               in all material respects with all gambling and internet gambling laws that are applicable in the jurisdictions in which it operates and conducts its business and operations.

(b)                                 The Group has implemented and maintains reasonable safeguards and procedures to determine whether any additional jurisdictions should be included within the category of Prohibited Jurisdictions and exclude persons in the Prohibited Jurisdictions from placing wagers on any of the Group’s internet websites and will continue to maintain such safeguards and procedures until the Final Maturity Date or until, in respect of any Prohibited Jurisdiction, such time as it ceases to be a Prohibited Jurisdiction and the Group has received advice to this effect from reputable and experienced counsel.

20.24                 Compliance with laws

Each Obligor complies in all respects with all laws to which it may be subject to the extent that failure so to comply would have or would be reasonably likely to have a Material Adverse Effect.

20.25                 Repetition

(a)                                 The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on:

(i)                                     the date of each Utilisation Request and the first day of each Interest Period; and

(ii)                                  in the case of an Additional Guarantor, the day on which the company becomes (or it is proposed that the company becomes) an Additional Guarantor.

(b)                                 Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

20.26                 German Guarantors

The representations and warranties and undertakings in Clause 20.20 (Anti Terrorism laws), Clause 20.22 (Sanctions, Anti-Corruption and other laws), Clause 23.18 (Anti-Terrorism Laws), Clause 23.20 (Use of proceeds and Sanctions) and Clause 23.21 (Anti-Corruption) given by any German Guarantor are made only to the extent that they do not result in a violation of or conflict with Section 7 of the German Foreign Trade and Payments Regulation (Außenwirtschaftsverordnung). The representations and warranties and undertakings in Clause 20.20 (Anti Terrorism laws), Clause 20.22 (Sanctions, Anti-Corruption and other laws), Clause 23.18 (Anti-Terrorism Laws), Clause 23.20 (Use of proceeds and Sanctions) and Clause 23.21 (Anti-Corruption) given by such German Guarantor to any Lender resident in Germany (Inländer) within the meaning of Section 2 paragraph 15 of the German Foreign Trade Act (Außenwirtschaftsgesetz) are given only to the extent that giving such representations and warranties or undertakings to the benefit of any Lender resident in Germany (Inländer) within the meaning of Section 2 paragraph 15 of the German Foreign Trade Act (Außenwirtschaftsgesetz) would be permitted for such Lender pursuant to Section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung).

21.                               INFORMATION UNDERTAKINGS

The undertakings in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

21.1                        Financial statements

The Borrower shall supply to the Agent, who will distribute to each Lender, each of the following:

(a)                                 within one hundred twenty (120) days after the end of each of its Financial Years, its annual audited consolidated financial statements by making the same available on the Borrower’s public website;

(b)                                 as soon as they become available but in any event within seventy-five (75) days after the end of each of its financial half years its consolidated financial statements for its financial half year by making the same available on the Borrower’s public website;

(c)                                  as soon as they are available, but in any event within sixty (60) days after the end of the first and third Financial Quarter of each of its Financial Years, its consolidated financial statements for those Financial Quarters by making the same available on the Borrower’s public website; and

(d)                                 as soon as the same become available, but in any event within one hundred and twenty (120) days after the end of each of its financial years, the balance sheet and income statement or, if available, audited financial statements of each Guarantor.

21.2                        Provision and contents of Compliance Certificate

(a)                                 The Borrower shall supply to the Agent, who will distribute to each Lender:

(i)                                     with each set of financial statements delivered pursuant to paragraphs (a) and (b) of Clause 21.1 (Financial statements) if the Public Debt Ratings are equal to or higher than BBB- and Baa3 (with at least a stable outlook); provided that if at any time after the date hereof three Public Debt Ratings have been issued, this paragraph (i) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BBB- or Baa3 as applicable; or

(ii)                                  otherwise with each set of financial statements delivered pursuant to paragraphs (a), (b) and (c) of Clause 21.1 (Financial statements) commencing with the Financial Quarter ending on 30 September 2017, a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 22 (Financial Covenants) as at the date as at which those financial statements were prepared, including an explanation as to how the average US$/€ rate has been calculated and disclosure of items included in EBITDA, Total Net Debt and Total Net Interest Costs with an indication of the value of each item expressed as per the consolidated financial statements.

(b)                                 Commencing with the Compliance Certificate that is deliverable with respect to the Financial Quarter ending on 31 December 2017, the Compliance Certificate delivered in respect of the Financial Quarters ending in June and December in each Financial Year shall set out (in reasonable detail) computations as to compliance with Clause 23.23 (Guarantor Threshold Test and Additional Guarantors).

(c)                                  Commencing with the Compliance Certificate that is deliverable with respect to the Financial Quarter ending on 31 December 2017, the Compliance Certificate delivered in respect of the Financial Quarters ending 31 December in each Financial Year shall list the Material Subsidiaries or confirm that there has been no change to the list of Material Subsidiaries since the previous Compliance Certificate for the Financial Quarter ending 31 December (or, with respect to the first Compliance Certificate, the list of Material Subsidiaries delivered to the Agent under Clause 4.1 (Initial Conditions Precedent)).

(d)                                 Each Compliance Certificate shall be signed by duly authorised signatory of the Borrower and shall be reported on by the Auditors with respect to the information provided pursuant to Clause 21.2(a)(in the form agreed by the Auditors) when the audited consolidated Financial Statements for the Group are delivered pursuant to paragraph (a) of Clause 21.1 (Financial statements).

21.3                        Requirements as to financial statements

The Borrower shall procure that each set of financial statements delivered pursuant to Clause 21.1 (Financial statements) is prepared using the Accounting Principles and financial reference periods consistent with those applied in the presentation of the Original Financial Statements for the Borrower unless, in relation to any set of financial statements, the Borrower notifies the Agent that there has been a change in the Accounting Principles or the accounting practices and its Auditors deliver to the Agent, who will distribute to each Lender:

(a)                                 a description of any change necessary for those financial statements to reflect the Accounting Principles or accounting practices upon which the Borrower’s Original Financial Statements were prepared; and

(b)                                 sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 22 (Financial Covenants) has been complied with, to determine the Margin as set out in the definition of “Margin”, and to make an accurate comparison between the financial positions indicated in those financial statements.

Any reference in this Agreement to any financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements of the Borrower were prepared.

21.4                        Information: miscellaneous

The Borrower shall supply to the Agent who will distribute to each Lender:

(a)                                 promptly, copies of all documents dispatched by the Borrower to its shareholders generally (or any class of them) or dispatched by any Obligor to its creditors generally (or any class of them);

(b)                                 promptly upon becoming aware of them, the details of any ERISA Events, material environmental issues, material litigation, arbitration or administrative proceedings which are, in each case, current, threatened or pending against any member of the Group, which if adversely determined has or is reasonably likely to have a Material Adverse Effect;

(c)                                  promptly upon it becoming publicly available information, notice of any change to, or withdrawal of, any Public Debt Rating; and

(d)                                 promptly on request, such further information regarding the financial condition, assets and operations of the Group or any member of the Group as any Finance Party through the Agent may reasonably request, it being understood that the Borrower may satisfy its obligations under this Clause 21.4 by publishing the relevant information on its website and notifying the Agent in writing that the relevant information has been so published.

21.5                        Notification of Default

Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

21.6                        “Know your customer” checks

(a)                                 If:

(i)                                     the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)                                  any change in the status of an Obligor or the composition of the shareholders of an Obligor after the date of this Agreement; or

(iii)                               a proposed assignment or transfer by a Lender of any of its rights or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer, obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to any relevant person pursuant to the transactions contemplated in the Finance Documents.

(b)                                 Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order to carry out and be satisfied with the results of all necessary “know your customer” or other checks on Lenders or prospective new Lenders pursuant to the transactions contemplated in the Finance Documents.

(c)                                  The Borrower shall, by not less than ten (10) Business Days’ prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Guarantor pursuant to Clause 26 (Changes to the Obligors).

(d)                                 Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Guarantor obliges the Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other checks in relation to any relevant person pursuant to the accession of such Subsidiary to this Agreement as an Additional Guarantor.

21.7                        Posting on electronic system

The Borrower hereby acknowledges that (a) the Agent or the Global Coordinators, Bookrunners and Mandated Lead Arrangers will make available to the other Finance Parties materials or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on Debt Domain (the “Platform”) and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrower or its securities) (each, a “Public Lender”). The Borrower hereby agrees that so long as it is the issuer of any outstanding debt or equity securities that are registered or issued pursuant to a private offering or is actively contemplating issuing any such securities; (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC”, the Borrower shall be deemed to have authorised the Finance Parties to treat such Borrower Materials as not containing any material non-public information with respect to the Borrower or its securities for purposes of United States Federal and state securities laws (provided that such Borrower Materials shall be treated as set forth in Clause 39 (Confidentiality)); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor”; and (z) the Agent and the Global Coordinators, Bookrunners and Mandated Lead Arrangers shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor”. Notwithstanding the foregoing, the Borrower shall not be under any obligation to mark any Borrower Materials “PUBLIC”.

22.                               FINANCIAL COVENANTS

22.1                        Financial definitions

In this Clause 22:

“Calculation Date” means (i) at any time the Public Debt Ratings are equal to or higher than BBB- (with at least a stable outlook) and Baa3 (with at least a stable outlook) 30 June and 31 December of each year (provided that if at any time after the date hereof three Public Debt Ratings have been issued, this paragraph shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BBB- (with at least a stable outlook) or Baa3 (with at least a stable outlook) as applicable) and (ii) at any time any Public Debt Rating is lower than BBB- (with at least a stable outlook) or Baa3 (with at least a stable outlook), or any Public Debt Rating is withdrawn, 31 March, 30 June, 30 September and 31 December of each year (provided that if at any time after the date hereof three Public Debt Ratings have been issued, this paragraph shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being lower than BBB- (with at least a stable outlook) or Baa3 (with at least a stable outlook) as applicable).

“Consolidated Interest Expense” means the amount of interest, discount, acceptance and commitment fees, amounts payable under interest rate hedging agreements and the interest element of payments under finance leases.

“EBITDA” means the amount of the consolidated operating income of the Group:

(a)                                 plus depreciation, amortization and impairment loss; and

(b)                                 plus extraordinary and non-cash items of expense but only to the extent such items have been deducted in the determination of operating income; and

(c)                                  minus extraordinary and non-cash items of income, but only to the extent such items are included in operating income; and

(d)                                 minus amounts attributable to minority interests in excess of US$100,000,000.

“Relevant Period” means a period of twelve (12) months ending on the last day of a Financial Year or half year or, as the case may be, financial quarter of the Borrower.

“Total Net Debt” means the total Financial Indebtedness of the Group (excluding, for the avoidance of doubt, any accrued Consolidated Interest Expense) minus the aggregate amount of cash and Cash Equivalent Investments held by the Group (in each case calculated using the twelve-month average US$/€ month-end spot rate).

“Total Net Interest Costs” means Consolidated Interest Expense of the Group less interest received and amounts received under interest rate hedging agreements less capitalised up-front debt issuance costs recorded as interest expense.

22.2                        Financial condition

The Borrower shall ensure that:

(a)                                 EBITDA to Total Net Interest Costs: The ratio of EBITDA to Total Net Interest Costs at each Calculation Date shall not be less than the ratio set out next to the relevant Calculation Date in the table below:

EBITDA to Total Net Interest Costs	2017	2018	2019	2020	2021	2022
31 March	—	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00
30 June	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00
30 September	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00
31 December	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00	3.00:1.00

(b)                                 Total Net Debt to EBITDA: The ratio of Total Net Debt to EBITDA at each Calculation Date shall not be greater than the ratio set out next to the relevant Calculation Date in the table below:

Total Net Debt to EBITDA	2017	2018	2019	2020	2021	2022
31 March	—	5.25:1.00	5.25:1.00	4.75:1.00	4.50:1.00	4.25:1.00
30 June	5.25:1.00	5.25:1.00	5.25:1.00	4.75:1.00	4.50:1.00	4.25:1.00
30 September	5.25:1.00	5.25:1.00	5.25:1.00	4.75:1.00	4.50:1.00	4.25:1.00
31 December	5.25:1.00	5.25:1.00	5.00:1.00	4.75:1.00	4.50:1.00	4.25:1.00

22.3                        Financial testing

The financial covenants set out in Clause 22.2 (Financial condition) shall be calculated in accordance with the Accounting Principles and tested in relation to the Group on a consolidated basis by reference to each Compliance Certificate delivered in accordance with Clause 21.2 (Provision and contents of Compliance Certificate).

23.                               GENERAL UNDERTAKINGS

The undertakings in this Clause 23 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

23.1                        Authorisations

Each Obligor shall promptly:

(a)                                 obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)                                 supply certified copies to the Agent (at its request) of, any Authorisation required under any law or regulation of a Relevant Jurisdiction to:

(i)                                     enable it to perform its obligations under the Finance Documents; and

(ii)                                  ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document to which it is a party.

23.2                        Compliance with laws

(a)                                 Each Obligor shall (and the Obligors shall ensure that each member of the Group will) comply in all respects with all laws to which it may be subject, if (except as regards (i) Sanctions, to which Clause 23.20 (Use of proceeds and Sanctions) below applies, and (ii) Anti-Corruption Laws, to which Clause 23.21 (Anti-Corruption) below applies) failure so to comply has or is reasonably likely to have a Material Adverse Effect.

(b)                                 The Borrower will maintain in effect and enforce policies and procedures designed to promote and achieve compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

23.3                        Merger

No Obligor shall (and the Obligors shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction other than a Permitted Merger or Permitted Acquisition.

23.4                        Change of business

The Obligors shall ensure that no substantial change is made to the general nature of the business of the Group from the Business.

23.5                        Acquisitions

(a)                                 Except as permitted under paragraph (b) below, no Obligor shall (and the Obligors shall ensure that no other member of the Group will):

(i)                                     acquire a company or any shares or securities or a business or undertaking (or, in each case, any interest in any of them); or

(ii)                                  incorporate a company.

(b)                                 Paragraph (a) above does not apply to an acquisition of a company, of shares, securities or a business or undertaking (or, in each case, any equity or partnership interest in any of them), or the incorporation of a company or Joint Venture which is a Permitted Acquisition.

For purposes of this Clause 23.5, “securities” shall not include debt securities issued by any member of the Group.

23.6                        Pari passu ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

23.7                        Negative pledge

(a)                                 In this Clause 23.7, “Quasi-Security” means a transaction described in paragraph (b) below.

(b)                                 Except as permitted under paragraph (c) below:

(i)                                     No Obligor shall (and the Obligors shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets.

(ii)                                  No Obligor shall (and the Obligors shall ensure that no other member of the Group will):

(A)                               sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(B)                               sell, transfer or otherwise dispose of any of its receivables on recourse terms (it being understood for the avoidance of doubt that a member of the Group may sell, transfer or otherwise dispose of its receivables on non-recourse terms);

(C)                               enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(D)                               enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c)                                  Paragraphs (a) and (b) above do not apply to any Security or (as the case may be) Quasi-Security, which is Permitted Security.

23.8                        Disposals

(a)                                 Except as permitted under paragraph (b) below, no Obligor shall (and the Obligors shall ensure that no member of the Group will) enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

(b)                                 Paragraph (a) above does not apply to any sale, lease, transfer or other disposal which is a Permitted Disposal.

23.9                        Loans or credit

(a)                                 Except as permitted under paragraph (b) below, no Obligor shall (and the Obligors shall ensure that no member of the Group will) be a creditor in respect of any Financial Indebtedness.

(b)                                 Paragraph (a) above does not apply to a Permitted Loan.

23.10                 No Guarantees or indemnities

(a)                                 Except as permitted under paragraph (b) below, no Obligor shall (and the Obligors shall ensure that no member of the Group will) incur or allow to remain outstanding any guarantee in respect of any obligation of any person.

(b)                                 Paragraph (a) does not apply to a guarantee which is a Permitted Guarantee.

23.11                 Dividends and share redemption

(a)                                 The Borrower shall not declare, make or pay or allow any member of the Group to declare, make or pay any Restricted Payment.

(b)                                 Paragraph (a) does not apply to a Restricted Payment which is a Permitted Restricted Payment.

23.12                 Priority Financial Indebtedness

The Obligors shall ensure that at no time will Financial Indebtedness incurred or allowed to remain outstanding by all members of the Group (including members of the Group which are not Guarantors) that are not Obligors exceed in the aggregate five per cent. (5%) of the consolidated total assets of the Group.

23.13                 Pensions and employee benefit schemes

(a)                                 The Borrower shall ensure that all pension schemes operated or maintained for the benefit of members of the Group or any of its employees are maintained and fully funded on the basis of reasonable actuarial assumptions and valuations prepared by actuaries of recognised standing most recently used to account for such obligations in accordance with the Accounting Principles and, in any case, in compliance with applicable law and the contracts governing their provision and that no action or omission is taken by any member of the Group in relation to such a pension scheme which has or is reasonably likely to have a Material Adverse Effect.

(b)                                 The Borrower shall ensure that no member of the Group establishes any defined benefit occupational pension scheme.

(c)                                  The Borrower shall deliver to the Agent copies of any actuarial reports prepared in relation to the pension schemes for the time being operated by or maintained for the benefit of members of the Group or any of its employees promptly after those reports are prepared in order to comply with the then current statutory or auditing requirements (as applicable either to the trustees of any relevant schemes or to the Borrower) or otherwise.

(d)                                 The Borrower shall promptly notify the Agent of any material change in the rate of contributions to any pension schemes referred to in paragraph (a) above paid or recommended to be paid (whether by the scheme actuary or otherwise) or required (by law or otherwise).

(e)                                  The Borrower shall (and shall ensure that each of its Subsidiaries organised under the laws of Italy will):

(i)                                     fully and timely pay and discharge all mandatory and supplementary social security and health care assistance contributions (including interest and penalties) which the same companies are requested to pay under applicable laws, regulations, by-laws and any agreement entered into by the same companies;

(ii)                                  duly and timely file or cause to be filed, according to applicable law, all social security returns and social security reports which are required to be filed by same companies;

(iii)                               properly and entirely accrue in the financial statements the TFR (Trattamento di fine rapporto) with regard to all its employees according to the applicable laws; and

(iv)                              make adequate provisions in their accounts, pertaining to mandatory and supplementary social security and health care contributions which have not been paid because they are not yet due under the terms of any applicable laws, regulations, by-laws and any agreement entered into by the same companies.

23.14                 Intellectual Property

Each Obligor shall (and the Obligors shall procure that each Group member will):

(a)                                 preserve and maintain the subsistence and validity of the Intellectual Property necessary for the business of the relevant Group member;

(b)                                 use reasonable endeavours to prevent any infringement in any material respect of the Intellectual Property;

(c)                                  make registrations and pay all registration fees and taxes necessary to maintain the Intellectual Property in full force and effect and record its interest in that Intellectual Property;

(d)                                 not use or permit the Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which may materially and adversely affect the existence or value of the Intellectual Property or imperil the right of any member of the Group to use such property; and

(e)                                  not discontinue the use of the Intellectual Property,

where failure to do so, in the case of paragraphs (a), (b) and (c) above, or in the case of paragraphs (d) and (e) above, such use, permission to use, omission or discontinuation, is reasonably likely to have a Material Adverse Effect.

23.15                 No speculative Hedging Arrangements

No Obligor shall enter into any derivative transaction other than any derivative transaction entered into in connection with protection against or benefit from fluctuations in any rate or price.

23.16                 ERISA reporting requirements

Each Obligor shall (and the Borrower shall ensure that each relevant member of the Group will):

(a)                                 ERISA Events and ERISA Reports:

(i)                                     promptly and in any event within ten (10) days after such Obligor or any ERISA Affiliate knows or has reason to know that any ERISA Event has occurred, deliver to the Agent a statement of the finance director of the Borrower describing such ERISA Event and the action, if any, that such Obligor or such ERISA Affiliate has taken and proposes to take with respect thereto; and

(ii)                                  on the date any records, documents or other information must be furnished to the PBGC with respect to any Plan pursuant to Section 4010 of ERISA, a copy of such records, documents and information;

(b)                                 Plan Terminations: promptly and in any event within five (5) Business Days after receipt thereof by any Obligor or any ERISA Affiliate, deliver to the Agent copies of each notice from the PBGC stating its intention to terminate any Plan or to have a trustee appointed to administer any Plan;

(c)                                  Plan Annual Reports: promptly upon the written request of the Agent, deliver to the Agent copies of each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) most recently filed by it with the Employee Benefits Security Administration of the United States with respect to each Plan; and

(d)                                 Multiemployer Plan notices: promptly and in any event within five (5) Business Days after receipt thereof by it or any ERISA Affiliate from the sponsor of a Multiemployer Plan, deliver to the Agent copies of each notice concerning:

(i)                                     the imposition of Withdrawal Liability by any such Multiemployer Plan;

(ii)                                  the reorganisation or termination, within the meaning of Title IV of ERISA, of any such Multiemployer Plan; or

(iii)                               the amount of liability incurred, or that may be incurred, by such Obligor or any ERISA Affiliate in connection with any event described in paragraph (a)(i) or (a)(ii) above.

23.17                 Italian segregation of assets or finanziamenti destinati

No Italian Guarantor shall:

(a)                                 segregate assets or revenues pursuant to Article 2447 bis (Patrimoni Destinati ad uno Specifico Affare) of the Italian Civil Code;

(b)                                 enter into any transaction which could qualify as a finanziamento destinato pursuant to article 2447-decies; or

(c)                                  issue any class of stock or any other financial instruments under article 2447-ter of the Italian Civil Code,

in each case, without the prior written consent of the Agent (acting on the instructions of the Majority Lenders).

23.18                 Anti-Terrorism Laws

(a)                                 No Obligor shall engage in any transaction that violates any of the applicable prohibitions set forth in any Anti-Terrorism Law.

(b)                                 None of the funds or assets of such Obligor or its Subsidiaries that are used to repay the Facility shall constitute property of, or shall be beneficially owned by, any Designated Person or be derived from transactions known to an Obligor to violate the prohibitions set forth in any Anti-Terrorism Law, and no Designated Person shall have any direct or indirect interest in such Obligor that would constitute a violation of any Anti-Terrorism Laws.

23.19                 US Margin Regulations

No part of the proceeds of any Utilisation will be used (i) in contravention of Regulation T, U or X of the Federal Reserve Board, or (ii) for “buying” or “carrying” (within the meaning of Regulation T, U or X) any Margin Stock or to extend credit to others for the purpose of buying or carrying any Margin Stock. Following the application of the proceeds of each Utilisation, not more than twenty five per cent. (25%) of the value of the assets of the Obligors subject to any restriction contained in this Agreement or any other agreement or instrument between the Obligors, on the one hand, and any Lender or Affiliate of any Lender, on the other hand, relating to Financial Indebtedness will be Margin Stock.

23.20                 Use of proceeds and Sanctions

(a)                                 The undertakings in this Clause 23.20 remain in force from the date of this Agreement for as long as any amount is outstanding under the Finance Documents or any Commitment is in force:

(i)                                     the Borrower will not request any Utilisation, and the Borrower shall not use, and shall procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Utilisation (A) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (B) in any manner that would result in the violation of any Sanctions applicable to any party hereto. Each Obligor shall, and shall procure that each other member of the Group shall, not knowingly use any revenue or benefit derived from any activity or dealing with a Sanctioned Person to be used in discharging any obligation due or owing to the Finance Parties; and

(ii)                                  each Obligor shall, and shall procure that each other member of the Group shall, to the extent permitted by law promptly upon becoming aware of them supply to the Agent, who will distribute to each Lender, details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions by any Sanctions Authority.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement or in any other Finance Document, in relation to any Specified Lender the undertakings under this Clause 23.20 shall only apply for the benefit of such Specified Lender to the extent that the provisions would not result in any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or a similar anti-boycott statute. In connection with any amendment, waiver, determination or direction relating to any part of this Clause 23.20 of which a Specified Lender does not have the benefit, the Commitments of that Specified Lender will be excluded for the purpose of determining whether the consent of the Majority Lenders has been obtained or whether the determination or direction by the Majority Lenders has been made.

23.21                 Anti-Corruption

(a)                                 Neither the Borrower nor any Obligor shall (and the Borrower shall ensure that no other member of the Group will) directly or indirectly use the proceeds of the Facility in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any Anti-Corruption Laws.

(b)                                 The Borrower and each Obligor shall (and the Borrower shall ensure that each other member of the Group will) not violate applicable Anti-Corruption Laws and Sanctions in any material respect.

23.22                 Further Assurance and Security following Debt Ratings decrease

(a)                                 Each Obligor shall (and the Borrower shall procure that each other member of the Group will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices, instructions and deeds of extension or confirmation) as the Common Security Agent may reasonably specify (and in such form as the Common Security Agent may reasonably require in favour of the Common Security Agent or its nominee(s)):

(i)                                     on or prior to the Initial Utilisation Date, to extend or confirm the Security created or intended to be created under or evidenced by the Existing Security (other than any Security described in Part I (Common Transaction Security), paragraph 6 of schedule 6 to the Intercreditor Agreement, being the Security over an intercompany loan) (the “Relevant Existing Security”) in favour of the Finance Parties;

(ii)                                  with respect to the Pledge Agreement dated 7 April 2015 between the Borrower (as the Grantor) and The Royal Bank of Scotland plc (as the Security Agent) pursuant to which the Borrower pledged and granted to the Security Agent a security interest in and to the Borrower’s shares of common stock of International Game Technology, a Nevada corporation (the “Nevada Pledge”), the Borrower shall execute and deliver an amendment to the Nevada Pledge in such form as the Common Security Agent may reasonably specify on or prior to the Initial Utilisation Date, provided that the granting of any Security thereunder shall be subject to the approval by the “Nevada Gaming Authorities” (as defined in the Nevada Pledge) and provided further that, promptly after the Initial Utilisation Date the Borrower shall obtain any further approvals as may be required pursuant to Nevada Gaming Laws (as defined in the Nevada Pledge);

(iii)                               to perfect the Security created or intended to be created under or evidenced by the Relevant Existing Security (which may include the execution of a mortgage, charge, assignment or other Security or the extension or confirmation of any of the foregoing, over all or any of the assets which are, or are intended to be, the subject of such Relevant Existing Security) or for the exercise of any rights, powers and remedies of the Common Security Agent or the Finance Parties provided by or pursuant to the Finance Documents or by law;

(iv)                              to confer on the Common Security Agent or confer on the Finance Parties Security over any property and assets of that Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the terms of such Existing Security; and

(v)                                 to facilitate the realisation of the assets which are, or are intended to be, the subject of such Relevant Existing Security.

(b)                                 If:

(i)                                     any two Public Debt Ratings (or any Public Debt Rating, if two Public Debt Ratings are issued) are either equal to BB or Ba2 or lower or have been withdrawn, then the Borrower shall procure that, as soon as practicable and in any event within ninety (90) days after the relevant Public Debt Rating(s) or Public Debt Rating withdrawal(s) or reduction(s) become(s) public, Security is granted in favour of the Finance Parties by:

(A)                               each Obligor over each intercompany note or loan in excess of US$10,000,000 (or its equivalent in any other currency or currencies) between the Obligor as creditor and a member of the Group as debtor; and

(B)                               each member of the Group over each intercompany note or loan in excess of US$10,000,000 (or its equivalent in any other currency or currencies) between such member of the Group as creditor and an Obligor as debtor, whether documented by a promissory note or otherwise; and

(ii)                                  any Public Debt Rating is equal to BB- or Ba3 or lower (in circumstances where the remaining Public Debt Ratings are equal to BB+ or Ba1 or lower) or any Public Debt Rating has been withdrawn, then the Borrower shall procure that, as soon as practicable and in any event within ninety (90) days after the relevant Public Debt Rating(s) or

Public Debt Rating withdrawal(s) or reduction(s) become(s) public, Security is granted over:

(A)                               the intercompany note or loan referred to in paragraph (b)(i) above, to the extent it has not already been granted in favour of the Finance Parties; and

(B)                               all of the accounts receivable under contracts for the supply of goods and services to customers of the Material Subsidiaries,

it being understood that granting of Security under this paragraph (b) will not be required to the extent that it would cause a default (however defined) under any “equal and rateable security” or “most favoured nation” provisions (or other provisions of equivalent effect) under the Pari Passu Indebtedness due to an inability (despite the exercise of reasonable commercial endeavours) to overcome any obstacle to compliance with such provisions.

(c)                                  If at any time after the date of this Agreement:

(i)                                     any new Security or Quasi-Security is granted over assets of the Group in favour of the holders or creditors of Pari Passu Indebtedness; or

(ii)                                  any Relevant Existing Security, other existing Security or Quasi Security is amended on terms favourable to the holders or creditors of Pari Passu Indebtedness,

then, at the same time any such grant or amendment becomes effective, the Borrower shall do all acts and deliver all documents as are necessary (including accessions pursuant to Clause 26 (Changes to the Obligors)) to procure that the Finance Parties receive the benefit of the same or substantially the same new Security or Quasi-Security (on the same or substantially the same terms and conditions) or receive the benefit of the same or substantially the same amended terms (as the case may be) in substance and form satisfactory to the Agent (acting reasonably).

(d)                                 With respect to any Security or Quasi-Security granted or to be granted by any member of the Group pursuant to paragraphs (a), (b) and (c) above (the “Transaction Security”), each Obligor shall, as soon as reasonably practicable following the relevant public announcement (or in the case of any Transaction Security granted to holder of Pari Passu Indebtedness, at the same time as such Transaction Security is so granted), do all such acts or execute all such documents as the Agent may reasonably specify (and in such form as the Agent may reasonably require) to grant and perfect the Transaction Security created or intended to be created under or evidenced by the relevant security documents entered into with respect to the Transaction Security (the “Security Documents”) and shall thereafter take all such action as is available to it (including making all filings and registrations and entering into any deeds of extension or confirmation) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Transaction Security conferred or intended to be conferred by or pursuant to the Security Documents, in each case promptly following a reasonable request of the Agent (including without limitation following the completion of any Permitted Merger).

(e)                                  With respect to the granting of any Security or Quasi-Security granted or to be granted by any member of the Group pursuant to paragraphs (a), (b) and (c) above, the obligation shall be subject always to the Agreed Security Principles. With respect to the granting of Security over accounts receivable referred to in paragraph (c) above in circumstances where Agreed Security Principle 2.1(d) relating to third party arrangements would apply due to the requirement of third party consent, then the Borrower shall request such consent within the applicable timeframe in respect of accounts receivable that together, at that time, constitute a percentage of consolidated Group revenues that is at least the greater of (i) the percentage of revenues represented by the ten (10) largest relevant contracts by revenue and (ii) twenty five per cent. (25%).

(f)                                   In this Agreement, “Pari Passu Indebtedness” means any Financial Indebtedness incurred by any member of the Group pursuant to any loan, facility, any public or private financing in the domestic or international debt capital markets (including any public or private bond issue, placement or note, security or other debt issuance or indebtedness), in each case incurred by any member of the Group (including, without limitation, the Existing Indebtedness) as well as any Financial Indebtedness incurred by any member of the Group for the purposes of refinancing any of the aforementioned Financial Indebtedness but excludes Financial Indebtedness which is secured by Security that falls within the basket set out in paragraph (o) of the definition of “Permitted Security”.

(g)                                  The provisions of Clause 23.22 (Further Assurance and Security following Debt Ratings decrease) shall continue with full force and effect notwithstanding any intervening application of Clause 37.7 (Release of Security on Permitted Disposal and Investment Grade Rating) and in the event that the relevant trigger conditions are met subsequently, the Borrower shall again be obliged to procure the granting of Security in accordance with this Clause 23.22 (Further Assurance and Security following Debt Ratings decrease).

23.23                 Guarantor Threshold Test and Additional Guarantors

(a)

(i)                                     Subject in each case to the Agreed Security Principles, the Borrower shall do all acts and deliver all documents as are necessary, including procuring accessions pursuant to Clause 26 (Changes to the Obligors), to ensure that commencing from the Initial Utilisation Date and by reference to the Compliance Certificate and accompanying financial statements to be delivered pursuant to Clause 21.2(b) (Provision and contents of Compliance Certificate): (i) the ratio of (A) the aggregate of the total unconsolidated assets of the Guarantors excluding the Excluded Assets to (B) the consolidated total assets of the Group excluding Excluded Assets is greater than or equal to eighty five per cent. (85%) and (ii) the ratio of (A) the unconsolidated aggregate earnings before interest, taxes, depreciation and amortisation (calculated on the same basis as EBITDA is calculated but excluding the Excluded EBITDA

Entries) of the Guarantors to (B) EBITDA of the Group excluding Excluded EBITDA Entries is greater than or equal to eighty five per cent. (85%).

(ii)                                  The Borrower shall ensure that Lottomatica Holding S.r.l. becomes an Additional Guarantor pursuant to Clause 26 (Changes to the Obligors) on or prior to the Initial Utilisation Date.

(b)                                 For the purposes of paragraph (a) above, the consolidated total assets and EBITDA of the Group (i) may exclude the total assets and EBITDA of Subsidiaries with negative assets or negative EBITDA and (ii) shall exclude the total assets and EBITDA of all Subsidiaries which the Agent (acting reasonably) is satisfied are either not eligible (on the basis of the Agreed Security Principles) to be a Guarantor or over whose shares (on the basis of the Agreed Security Principles) no Security is required to be granted.

(c)                                  If at any time after the date of this Agreement:

(i)                                     any new guarantee is granted in favour of any holder or creditor of Pari Passu Indebtedness; or

(ii)                                  any guarantee is amended on terms favourable to the holders or creditors of Pari Passu Indebtedness,

then, at the same time any such grant or amendment becomes effective, the Borrower shall do all acts and deliver all documents as are necessary (including accessions pursuant to Clause 26 (Changes to the Obligors)) to procure that the Finance Parties receive the benefit of the same or substantially the same new guarantee (on the same or substantially the same terms and conditions) or receive the benefit of the same or substantially the same amended terms (as the case may be) in substance and form satisfactory to the Agent (acting reasonably).

(d)                                 If on 30 September 2017 IGT Foreign Holdings Corporation and/or IGT Germany Gaming GmbH continue to guarantee the obligations of the holders or creditors of Pari Passu Indebtedness, then the Borrower shall do all acts and deliver all documents as are necessary, including procuring accessions pursuant to Clause 26 (Changes to the Obligors), to ensure that each of IGT Foreign Holdings Corporation and/or IGT Germany Gaming GmbH, as applicable, accedes to this Agreement as an Additional Guarantor no later than 15 October 2017.

(e)                                  With respect to any guarantee granted or to be granted by any member of the Group pursuant to paragraphs (c) or (d) above, the obligation shall be subject always to the Agreed Security Principles.

23.24                 MFN to Financial Covenants and Mandatory Prepayments

(a)                                 If at any time:

(i)                                     any new financial covenant is put in place in favour of any holder or creditor of Pari Passu Indebtedness; or

(ii)                                  the levels of any financial covenant in favour of the holders or creditors of Pari Passu Indebtedness is amended to become more stringent than the levels of the same or an equivalent financial covenant in favour of the Finance Parties under this Agreement, then, at the same time any such financial covenant is put in place, becomes more stringent or such amendment becomes effective, the Borrower shall do all acts and deliver all documents as are necessary (including entering into an amendment and restatement of this Agreement) to procure that the Finance Parties receive the benefit of the same or substantially the same financial covenants (on the same or substantially the same terms and conditions and at substantially the same levels) (as the case may be) in substance and form satisfactory to the Agent (acting reasonably).

(b)                                 If at any time:

(i)                                     any new mandatory prepayment provision is put in place in favour of any holder or creditor of Pari Passu Indebtedness; or

(ii)                                  any mandatory prepayment provision in favour of the holders or creditors of Pari Passu Indebtedness is or is amended to become more favourable than any mandatory prepayment provision in favour of the Finance Parties under this Agreement, then, at the same time any such mandatory prepayment provision is put in place, or such amendment becomes effective, the Borrower shall do all acts and deliver all documents as are necessary (including entering into an amendment and restatement of this Agreement) to procure that the Finance Parties receive the benefit of the same or substantially the same mandatory prepayment provisions (on the same or substantially the same terms and conditions) (as the case may be) in substance and form satisfactory to the Agent (acting reasonably), it being understood, for the avoidance of doubt, that the application of a premium or make-whole to the amount of a mandatory prepayment that, in each case, is customary for the relevant type of note or instrument will not be taken into account in determining whether or not the relevant mandatory prepayment is more favourable.

(c)                                  For purposes of this Clause 23.24, the Agent may (without receiving any instructions from the Majority Lenders) agree with the Borrower any documents as are necessary (including entering into an amendment and restatement of this Agreement) to procure that the Finance Parties receive the benefit of the same or substantially the same (i) financial covenants (on the same or substantially the same terms and conditions and at substantially the same levels) (as the case may be) or (ii) mandatory prepayment provisions (on the same or substantially the same terms and conditions) (as the case may be).

24.                               EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 24 is an Event of Default.

24.1                        Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless such failure to pay is due to administrative or technical error and payment is made within three (3) Business Days of its due date.

24.2                        Financial covenants and other obligations

Any requirement of Clause 22 (Financial Covenants) is not satisfied or an Obligor does not comply with the provisions of Clauses 23.7 (Negative pledge), 23.8 (Disposals), 23.20 (Use of proceeds and Sanctions), 23.21 (Anti-Corruption), 23.11 (Dividends and share redemption) or Clause 23.12 (Priority Financial Indebtedness).

24.3                        Other obligations

(a)                                 An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 24.1 (Non-payment) and Clause 24.2 (Financial covenants and other obligations)).

(b)                                 No Event of Default under paragraph (a) above will occur if (i) the failure to comply is capable of remedy and is remedied within twenty (20) Business Days of the Agent giving notice to the Borrower or relevant Obligor or the Borrower or an Obligor becoming aware of the failure to comply.

24.4                        Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading when made or deemed to be made and, if capable of cure, is not cured within twenty (20) Business Days.

24.5                        Cross-default

(a)                                 Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(b)                                 Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)                                  Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(d)                                 Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

(e)                                  No Event of Default will occur under this Clause 24.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) through (d) above is less than US$75,000,000 or its equivalent in any other currency or currencies.

24.6                        Insolvency

(a)                                 An Obligor or Material Subsidiary is unable or admits inability to pay its debts as they fall due or is deemed to or declared to be unable to pay its debts under applicable law, suspends or threatens to suspend making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

(b)                                 The value of the assets of any Obligor or Material Subsidiary is less than its liabilities (taking into account contingent and prospective liabilities) and such circumstances continue for sixty (60) days commencing on the earlier of the date when the directors of such Obligor acknowledge or have evidence that such circumstances exist.

(c)                                  Any circumstance contemplated under Section 2447 of the Italian Civil Code occurs in relation to an Italian Guarantor and:

(i)                                     no shareholders meeting takes place for the recapitalisation of such Italian Guarantor; or

(ii)                                  the recapitalisation of such Italian Guarantor is not completed,

in each case within sixty (60) days of the earlier of the date when the directors of such Italian Guarantor acknowledge or have evidence that the aforementioned circumstance is in existence.

(d)                                 A moratorium is declared in respect of any indebtedness of an Obligor or Material Subsidiary. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

24.7                        Insolvency proceedings

(a)                                 Any corporate action, legal proceedings or other procedure or step (including a petition or a judicial or court order) is taken or filed in relation to:

(i)                                     the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, bankruptcy, other insolvency proceedings or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of an Obligor (other than an Italian Guarantor) or Material Subsidiary;

(ii)                                  a composition, compromise, assignment or arrangement with any creditor of an Obligor (other than an Italian Guarantor) or Material Subsidiary;

(iii)                               the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of an

Obligor (other than an Italian Guarantor) or Material Subsidiary or any of its assets;

(iv)                              enforcement of any Security over any assets of an Obligor (other than an Italian Guarantor) or Material Subsidiary;

(v)                                 enforcement of any Security over any asset or assets of the Borrower having an aggregate value greater than or equal to US$75,000,000 or its equivalent in any other currency or currencies; or

(vi)                              Italian Insolvency Proceedings,

or any analogous procedure or step is taken in any jurisdiction.

(b)                                 Paragraph (a) shall not apply to:

(i)                                     any winding-up petition against any Obligor (other than an Italian Guarantor) or Material Subsidiary which is frivolous or vexatious and is discharged, stayed or dismissed within sixty (60) days of commencement or, if earlier, the date on which it is advertised; or

(ii)                                  any petition filed by creditors against an Italian Guarantor in respect of an Italian Insolvency Proceeding to the extent that (a) that Italian Guarantor (or the Borrower on its behalf) is contesting in good faith and by appropriate means such petition, (b) that Italian Guarantor (or the Borrower on its behalf) provides evidence to the Lenders that it is reasonably likely that such petition will be discharged within ninety (90) days of its filing and (c) such petition is discharged within ninety (90) days of its filing.

24.8                        Creditors’ process

Pursuant to any creditor’s process, any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of an Obligor or Material Subsidiary having an aggregate value greater than or equal to US$35,000,000 or its equivalent in any other currency or currencies and is not discharged within sixty (60) days.

24.9                        Unlawfulness and invalidity

(a)                                 It is or becomes unlawful for an Obligor to perform any of its material obligations under the Finance Documents.

(b)                                 Any obligation or obligations of any Obligor under any Finance Documents are not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lenders under the Finance Documents.

(c)                                  Any Finance Document ceases to be in full force and effect in any material respect ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective.

24.10                 Cessation of business

Any Obligor or any Material Subsidiary suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a substantial part of its business except as a result of a Permitted Disposal or a Permitted Merger.

24.11                 Repudiation and rescission of agreements

An Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or a material provision thereof or evidences an intention to rescind or repudiate a Finance Document or a material provision thereof.

24.12                 Litigation

Any litigation, or administrative, proceedings are commenced or threatened in writing against an Obligor or any Material Subsidiary which have been adversely determined, or would be reasonably likely to be adversely determined and if so determined, be reasonably likely to have, a Material Adverse Effect.

24.13                 Material adverse change

Any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.

24.14                 ERISA Events of Default

(a)                                 Any ERISA Event shall have occurred with respect to a Plan and such ERISA Event taken together with the sum (determined as of the date of occurrence of such ERISA Event) of the Insufficiency of such Plan and the Insufficiency of any and all other Plans with respect to which an ERISA Event shall have occurred and then exist (or the liability of the Obligors and the ERISA Affiliates related to such ERISA Event) and shall have caused, or shall reasonably be expected to cause, a Material Adverse Effect.

(b)                                 Any ERISA Event shall have occurred with respect to a plan that shall have caused or shall be reasonably be expected to have a Material Adverse Effect.

(c)                                  Any Obligor or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that it has incurred Withdrawal Liability to such Multiemployer plan in an amount that, when aggregated with all other amounts required to be paid to Multiemployer Plans by the Obligors and the ERISA Affiliates as Withdrawal Liability (determined as of the date of such notification), shall be reasonably expected to cause a Material Adverse Effect.

(d)                                 Any Obligor or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is being terminated, within the meaning of title IV of ERISA, and as a result of such termination the aggregate annual contributions of the Obligors and the ERISA Affiliates to all Multiemployer Plans that are then in reorganisation or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans for the plan years of such Multiemployer plans immediately preceding the plan year in which such termination occurs by an amount that shall be reasonably expected to cause a Material Adverse Effect.

24.15                 US Insolvency Proceedings

(a)                                 An involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction in the United States seeking:

(i)                                     relief in respect of any Obligor or Material Subsidiary, or of a substantial part of the property or assets of any Obligor or Material Subsidiary, under US Bankruptcy Law;

(ii)                                  the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Obligor or Material Subsidiary or for a substantial part of the property or assets of any Obligor or Material Subsidiary; or

(iii)                               the winding-up or liquidation of any Obligor or Material Subsidiary,

and such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered.

(b)                                 Any Obligor or Material Subsidiary shall:

(i)                                     voluntarily commence any proceeding or file any petition seeking relief under US Bankruptcy Law; or

(ii)                                  apply for or consent to the appointment, pursuant to the laws of the United States or any state thereof, of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Obligor or Material Subsidiary or for a substantial part of the property or assets of any Obligor or Material Subsidiary.

24.16                 Acceleration

(a)                                 On and at any time after the occurrence of an Event of Default (other than an Event of Default referred to in paragraph (b) below) which is continuing the Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrower:

(i)                                     cancel the Total Commitments at which time they shall immediately be cancelled;

(ii)                                  declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(iii)                               declare that all or part of the Loans be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

(iv)                              exercise or direct the Common Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

(b)                                 If an Event of Default occurs under Clause 24.15 (US Insolvency Proceedings) in respect of an Obligor:

(i)                                     the Commitments shall immediately be cancelled; and

(ii)                                  all of the Loans, together with accrued interest, and all other amounts accrued under the Finance Documents shall be immediately due and payable,

in each case automatically and without any direction, notice, declaration or other act.

25.                               CHANGES TO THE LENDERS

25.1                        Assignments and transfers by the Lenders

Subject to this Clause 25.1, a Lender (the “Existing Lender”) may:

(a)                                 assign any of its rights; or

(b)                                 transfer by novation any of its rights and obligations,

under any Finance Document to another bank or financial institution or to a trust, fund or any insurance or reinsurance company or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the “New Lender”).

25.2                        Conditions of assignment or transfer

(a)                                 Except where such assignment or transfer is from a Lender to an Affiliate, another Lender or a Related Fund, the minimum amount of any assignment or transfer undertaken pursuant to this Clause 25 must be greater than or equal to €5,000,000.

(b)                                 The consent of the Borrower shall be required for any assignment or transfer by an Existing Lender of any of such Existing Lender’s rights or obligations under this Agreement, unless the transfer or assignment is:

(i)                                     to another Lender or an Affiliate of a Lender;

(ii)                                  to the European Central Bank for refinancing purposes; or

(iii)                               following an Event of Default which is continuing.

Where the consent of the Borrower is required it shall not be unreasonably withheld or delayed, and shall be deemed to have been given if no response has been received from the Borrower within five (5) Business Days of the date of the request for its consent.

(c)                                  An assignment will only be effective on:

(i)                                     receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties and the other Secured Parties as it would have been under if it had been an Original Lender; and

(ii)                                  the performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Lender and the New Lender.

(d)                                 If:

(i)                                     a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)                                  as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 14 (Tax Gross Up and Indemnities) or Clause 15.1 (Increased costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred. This paragraph (d) shall not apply in relation to Clause 14.2 (Tax gross-up), to a Treaty Lender that has included a confirmation of its scheme reference number and its jurisdiction of tax residence in accordance with paragraph 14.2(g)(i)(B) of Clause 14.2 (Tax gross-up) if the Obligor making the payment has not made a Borrower DTTP Filing in respect of that Treaty Lender.

(e)                                  Any Lender may, without the consent of any Obligor, at any time sub-participate or sub-contract any of its rights or obligations under the Finance Documents.

(f)                                   By becoming party to this Agreement each Obligor expressly grants its consent to any assignment or transfer of the rights and obligations from an Existing Lender to a New Lender for the purposes of article 1407 of the Italian Civil Code.

25.3                        Assignment or transfer fee

Unless the Agent otherwise agrees and excluding an assignment or transfer (i) to an Affiliate of a Lender, (ii) to a Related Fund or (iii) made in connection with primary syndication of the Facility, the New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of €3,000.

25.4                        Limitation of responsibility of Existing Lenders

(a)                                 Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)                                     the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)                                  the financial condition of any Obligor;

(iii)                               the performance and observance by any Obligor or any other member of the Group of its obligations under the Finance Documents or any other documents; or

(iv)                              the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)                                 Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)                                     has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Finance Document; and

(ii)                                  will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)                                  Nothing in any Finance Document obliges an Existing Lender to:

(i)                                     accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 25; or

(ii)                                  support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

25.5                        Procedure for transfer

(a)                                 Subject to the conditions set out in Clause 25.2 (Conditions of assignment or transfer), a transfer is effected in accordance with paragraph (d) below when:

(i)                                     the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender; and

(ii)                                  the New Lender has acceded to the Intercreditor Agreement as an Acceding Credit Facility Lender (under and as defined in the Intercreditor Agreement) by executing a Creditor/Creditor Represenatative Accession Undertaking (as such term is defined in the Intercreditor Agreement).

(b)                                 The Agent shall, subject to paragraph (c) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(c)                                  The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender upon its completion of all “know your customer” or other checks relating to any person that it is required to carry out in relation to the transfer to such New Lender.

(d)                                 On the Transfer Date:

(i)                                     to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the “Discharged Rights and Obligations”);

(ii)                                  each of the Obligors and the New Lender shall assume obligations towards one another or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor or other member of the Group and the New Lender have assumed or acquired the same in place of that Obligor and the Existing Lender;

(iii)                               the Agent, the Arranging Parties, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights, or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arranging Parties and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)                              the New Lender shall become a Party as a “Lender”.

25.6                        Procedure for assignment

(a)                                 Subject to the conditions set out in Clause 25.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when:

(i)                                     the Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement; and

(ii)                                  the New Lender has acceded to the Intercreditor Agreement as an Acceding Credit Facility Lender (under and as defined in the Intercreditor Agreement) by executing a Creditor/Creditor Represenatative Accession Undertaking (as such term is defined in the Intercreditor Agreement).

(b)                                 The Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(c)                                  On the Transfer Date:

(i)                                     the Existing Lender will assign absolutely to the New Lender the rights under the Finance Documents expressed to be the subject of the assignment in the Assignment Agreement;

(ii)                                  the Existing Lender will be released by each Obligor and the other Finance Parties from the obligations owed by it (the “Relevant Obligations”) and expressed to be the subject of the release in the Assignment Agreement; and

(iii)                               the New Lender shall become a Party as a “Lender” and will be bound by obligations equivalent to the Relevant Obligations.

(d)                                 Lenders may utilise procedures other than those set out in this Clause 25.6 to assign their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with Clause 25.5 (Procedure for transfer), to obtain a release by that Obligor from the obligations owed to that Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender); provided that they comply with the conditions set out in Clause 25.2 (Conditions of assignment or transfer).

25.7                        Copy of Transfer Certificate or Assignment Agreement to the Borrower

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Borrower a copy of that Transfer Certificate or Assignment Agreement.

25.8                        Security over Lenders’ rights

(a)                                 In addition to the other rights provided to Lenders under this Clause 25, each Lender may without consulting with or obtaining consent from any Obligor or any other person, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of such Lender including, without limitation:

(i)                                     any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(ii)                                  in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by such Lender as Security for those obligations or securities, except that no such charge, assignment or Security shall:

(A)                               release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(B)                               require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

(b)                                 Notwithstanding any provision to the contrary, upon the enforcement of any charge, assignment or other Security referenced under paragraph (a) above, the beneficiary thereof (the “Beneficiary”) shall deliver notice of that enforcement to the Agent, such notice which shall take effect in accordance with its terms, and the Beneficiary shall, upon completion of the conditions referenced in paragraph (c) of Clause 25.2 (Conditions of assignment or transfer), become a Party as a New Lender in respect of the rights which are subject to that charge, assignment or Security.

(c)                                  The Borrower shall, promptly following a request in writing from the Agent on behalf of any relevant Lender, take reasonable steps to acknowledge the assignment, charge, pledge or Security granted over any Lender’s rights under or pursuant to this Clause 25.8 and (as applicable) the enforcement thereof.

25.9                        Disclosure to numbering service providers

(a)                                 Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and one or more Obligors the following information:

(i)                                     names of Obligors;

(ii)                                  country of domicile of Obligors;

(iii)                               place of incorporation of Obligors;

(iv)                              date of this Agreement;

(v)                                 Clause 42 (Governing law);

(vi)                              the names of the Agent and the Arranging Parties;

(vii)                           date of each amendment and restatement of this Agreement;

(viii)                        amount of Total Commitments;

(ix)                              currencies of the Facility;

(x)                                 type of Facility;

(xi)                              ranking of Facility;

(xii)                           Final Maturity Date for Facility;

(xiii)                        changes to any of the information previously supplied pursuant to paragraphs (i) to (xii) above; and

(xiv)                       such other information agreed between such Finance Party and the Borrower,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)                                 The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)                                  Each Obligor represents that none of the information set out in paragraphs (i) to (xiv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.

(d)                                 The Agent shall notify the Borrower and the other Finance Parties of:

(i)                                     the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facility and one or more Obligors; and

(ii)                                  the number or, as the case may be, numbers assigned to this Agreement, the Facility and one or more Obligors by such numbering service provider.

26.                               CHANGES TO THE OBLIGORS

26.1                        Assignment and transfers by Obligors

Save in the context of a Permitted Merger, no Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

26.2                        Additional Guarantors

(a)                                 Subject to compliance with the provisions of paragraphs (b) and (c) of Clause 21.6 (“Know your customer” checks), the Borrower may request that any of its wholly owned Subsidiaries become a Guarantor (each an “Additional Guarantor”).

(b)                                 Subject always to the provisions of Clause 23.23 (Guarantor Threshold Test and Additional Guarantors), the Borrower shall procure that from time to time, each member of the Group required to comply with Clause 23.23 (Guarantor Threshold Test and Additional Guarantors) will accede to this Agreement as an Additional Guarantor, in each case subject to delivery of the documentation referred to in paragraph (c)(iii) below.

(c)                                  A member of the Group which is a wholly owned Subsidiary of the Borrower shall become an Additional Guarantor if:

(i)                                     other than with respect to Lottomatica Holding S.r.l., IGT Foreign Holdings Corporation and IGT Germany Gaming GmbH, the Majority Lenders have approved that member of the Group becoming an Additional Guarantor; provided that the approval of the Majority Lenders shall not be required, and the Agent may approve such member of the Group becoming an Additional Guarantor without receiving any instructions from the Majority Lenders, if any proposed Additional Guarantor (1) is incorporated, organised or formed under the laws of the United States or any state thereof (including the District of Columbia), England and Wales, a member state of the European Union or the European Economic Area or Canada or any province or territory thereof or (2) is becoming an Additional Guarantor in connection with the Borrower’s compliance with Clause 23.23 (Guarantor Threshold Test and Additional Guarantors);

(ii)                                  the Borrower and the proposed Additional Guarantor deliver to the Agent a duly completed and executed Accession Letter; and

(iii)                               the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent) in relation to the proposed Additional Guarantor, each in form and substance satisfactory to the Agent.

(d)                                 In the case of an Additional Guarantor organised under the laws of Italy (other than Lottomatica Holding S.r.l.), the Parties have agreed to make an appropriate increase to the guarantee limitation set out in Clause 19.12 (Italian guarantee limitations).

(e)                                  The Agent shall notify the Borrower and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent).

(f)                                   Notwithstanding anything to the contrary in this Agreement, a Subsidiary of the Borrower that is a controlled foreign corporation (as such term is defined in Section 957 of the Code) may not (and shall not be obligated to) become a Guarantor for purposes of the Finance Documents.

26.3                        Resignation of a Guarantor

(a)                                 The Borrower may request that a Guarantor ceases to be a Guarantor by delivering to the Agent a Resignation Letter if:

(i)                                     that Guarantor is being disposed of by way of a Third Party Disposal and the Borrower has confirmed this is the case;

(ii)                                  following the completion of any Permitted Transaction, any Guarantor ceases to be a Material Subsidiary; or

(iii)                               all the Lenders have consented to the resignation of that Guarantor.

(b)                                 The Agent shall accept a Resignation Letter and notify the Borrower and the Lenders of its acceptance if:

(i)                                     the Borrower has confirmed that no Default is continuing or would result from the acceptance of the Resignation Letter; and

(ii)                                  no payment is due from the Guarantor under Clause 19.1 (Guarantee and indemnity).

(c)                                  The resignation of a Guarantor under paragraph (a)(i) above shall not be effective until the date of the relevant Third Party Disposal at which time that company shall cease to be a Guarantor and shall have no further rights or obligations under the Finance Documents as a Guarantor.

26.4                        Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the representations and warranties referred to in paragraph (a)(ii) of Clause 20.25 (Repetition) are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

27.                               ROLE OF THE AGENT, THE ARRANGING PARTIES, THE GLOBAL COORDINATORS AND OTHERS

27.1                        Appointment

(a)                                 Each of the Arranging Parties and the Lenders hereby irrevocably appoints Mediobanca — Banca di Credito Finanziario S.p.A. to act on its behalf as the Agent hereunder and under the other Finance Documents and authorises the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

(b)                                 Each of the Arranging Parties and the Lenders authorises the Global Coordinators, Bookrunners and Mandated Lead Arrangers to exercise the rights, powers, authorities and discretions specifically given to the Global Coordinators, Bookrunners and Mandated Lead Arrangers under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

(c)                                  Unless otherwise expressly stated, the provisions of this Clause 27 are solely for the benefit of the Agent, the Arranging Parties and the Lenders and no Obligor shall have rights as a third party beneficiary of any of such provisions.

27.2                        Rights as a Lender

The person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the person serving as the Agent hereunder in its individual capacity. Such person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such person were not the Agent hereunder and without any duty to account therefor to the Lenders.

27.3                        Duties of the Agent

(a)                                 The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to it for that Party by any other Party.

(b)                                 Without prejudice to Clause 25.7 (Copy of Transfer Certificate or Assignment Agreement to the Borrower), paragraph (a) above shall not apply to any Transfer Certificate or Assignment Agreement.

(c)                                  Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)                                 If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(e)                                  If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent or the Arranging Parties) under this Agreement, it shall promptly notify the other Finance Parties.

(f)                                   The duties of the Agent under the Finance Documents are solely mechanical and administrative in nature.

(g)                                  Notwithstanding any other provision of any Finance Document to the contrary, none of the Agent, the Arranging Parties or the Bookrunners is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law, regulation or a breach of a fiduciary duty or duty of confidentiality.

27.4                        Roles of the Global Coordinators, Bookrunners and Mandated Lead Arrangers

Except as specifically provided in the Finance Documents, the Global Coordinators, Bookrunners and Mandated Lead Arrangers have no obligations of any kind to any other Party under or in connection with any Finance Document.

27.5                        No fiduciary duties

(a)                                 Nothing in this Agreement constitutes the Agent, the Global Coordinators, the Bookrunners or the Mandated Lead Arrangers as a trustee or fiduciary of any other person.

(b)                                 None of the Agent, the Global Coordinators, the Bookrunners and Mandated Lead Arrangers shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

27.6                        Business with the Group

The Agent, the Global Coordinators, Bookrunners and Mandated Lead Arrangers may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

27.7                        Rights and discretions of the Agent

The Agent:

(a)                                 may rely on any representation, notice or document believed by them to be genuine, correct and appropriately authorised;

(b)                                 may rely on any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify;

(c)                                  may disclose the identity of a Defaulting Lender to the other Finance Parties and the Borrower and shall disclose the same upon the written request of the Borrower or the Majority Lenders; and

(d)                                 may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

27.8                        Majority Lenders’ instructions

(a)                                 Unless a contrary indication appears in a Finance Document, the Agent shall exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent).

(b)                                 Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

(c)                                  The Agent is not authorised to act on behalf of a Lender (without first obtaining such Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document.

(d)                                 In making any determination with a view to granting or refusing a consent under this Agreement, the Majority Lenders shall act reasonably in making such determination.

27.9                        Exculpatory Provisions

The Agent shall not have any duties or obligations except those expressly set forth herein and in the other Finance Documents. Without limiting the generality of the foregoing, the Agent:

(a)                                 shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)                                 shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Finance Documents that it is required to exercise as directed in writing by the Majority Lenders (or such other number of percentage of the Lenders as shall be expressly provided for herein or in the Finance Documents); provided that it shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose it to liability or that is contrary to any Finance Document or applicable law;

(c)                                  shall not, except as expressly set forth herein and in the other Finance Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Agent or any of its Affiliates in any capacity;

(d)                                 shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders (or such other number or percentage of the Lenders as shall be necessary, or as it shall believe in good faith shall be necessary, under the circumstances as provided in Clauses 37.1 (Required consents) and 24.16 (Acceleration)) or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to it by the Borrower, a Lender or another agent of the Finance Parties under this Agreement; and

(e)                                  shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Finance Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Finance Document or any other agreement, instrument or document.

27.10                 Reliance by the Agent

(a)                                 The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument,

document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper person.

(b)                                 The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon.

(c)                                  In determining compliance with any condition hereunder to the making of a Loan, that by its terms must be fulfilled to the satisfaction of a Lender, the Agent may presume that such condition is satisfactory to such Lender unless the Agent shall have received notice to the contrary from such Lender prior to the making of such Loan.

(d)                                 The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

27.11                 Replacement of the Agent

(a)                                 After consultation with the Borrower, the Majority Lenders may, by giving thirty (30) days’ notice to the Agent (or, where any one of them is an Impaired Agent, by giving such shorter notice agreed to by the Majority Lenders), replace the Agent by appointing a successor which shall be a bank with offices in Italy, or an Affiliate of any such bank with offices in Italy.

(b)                                 The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(c)                                  The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 27 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(d)                                 Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

27.12                 Delegation of Duties

(a)                                 The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Finance Document by or through any one or more sub-agents appointed by the Agent.

(b)                                 The Agent and any such sub-agent may perform all of its duties and exercise its rights and powers by or through their respective Related Parties.

(c)                                  The provisions of Clause 27.9 (Exculpatory Provisions) shall apply to any such sub-agent and to the Related Parties of the Agent and shall apply to their respective activities in connection with the syndication of the Facility provided for herein as well as activities as the Agent.

27.13                 Resignation of the Agent

(a)                                 The Agent may at any time give notice of its resignation to the Lenders, the other agents to the Finance Parties under this Agreement and the Borrower.

(b)                                 Upon receipt of any such notice of resignation, the Majority Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with offices in Italy, or an Affiliate of any such bank with offices in Italy.

(c)                                  If no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within thirty (30) days after the retiring Agent gives notice of its resignation, then the retiring agent may on behalf of the Lenders and the other agents to the Finance Parties under this Agreement, appoint a successor agent meeting the qualifications set forth above and any such appointment made by the agent shall be deemed to be accepted by the Lenders and the relevant agents.

(d)                                 Upon the acceptance of a successor’s appointment as the Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) agent, and the retiring agent shall be discharged from all of its duties and obligations hereunder or under the other Finance Documents.

(e)                                  The fees payable by the Borrower to a successor agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor.

(f)                                   After the retiring agent’s resignation hereunder and under the other Finance Documents, the provisions of this Clause 27 and Clause 18 (Costs and Expenses) shall continue in effect for the benefit of such retiring agent and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring agent was acting as agent.

(g)                                  Upon the acceptance of a successor’s appointment as the Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring agent and (ii) the retiring agent shall be discharged from all of its respective duties and obligations hereunder or under the other Finance Documents.

(h)                                 The retiring agent shall, at its own cost, make available to the successor agent such documents and records and provide such assistance as the successor agent may reasonably request for the purposes of performing its functions under the Finance Documents.

(i)                                     The Agent shall resign in accordance with paragraph (a) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three (3) months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)                                     the Agent fails to respond to a request under Clause 14.8 (FATCA Information) and a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)                                  the information supplied by the Agent pursuant to Clause 14.8 (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)                               the Agent notifies the Borrower and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and such Lender, by notice to the Agent, requires it to resign.

27.14                 Non-Reliance on the Agent and the Other Finance Parties

Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Finance Party or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender acknowledges that it will, independently and without reliance upon the Agent or any other Finance Party or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Finance Document or any related agreement or any document furnished hereunder or thereunder and that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including:

(a)                                 the financial condition, status and nature of each member of the Group;

(b)                                 the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(c)                                  whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(d)                                 the adequacy, accuracy or completeness of any other information provided by the Agent, any Party or any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

27.15                 Responsibility for documentation

None of the Agent, the Global Coordinators, Bookrunners and Mandated Lead Arrangers:

(a)                                 is responsible for the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Agent, the Global Coordinators, Bookrunners and Mandated Lead Arrangers, an Obligor or any other person given in or in connection with any Finance Document or the transactions contemplated in the Finance Documents; or

(b)                                 is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

27.16                 Exclusion of liability

(a)                                 Without limiting paragraph (b) below (and without prejudice to the provisions of paragraph (e) of Clause 30.11 (Disruption to Payment Systems, etc.)), the Agent will not be liable (including, without limitation, for negligence or any other category of liability whatsoever) for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b)                                 No Party (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this Clause 27.16 subject to Clause 1.3 (Third Party Rights) and the provisions of the Third Parties Act.

(c)                                  The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by it if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the relevant agent for that purpose.

(d)                                 Nothing in this Agreement shall oblige the Agent, the Global Coordinators, Bookrunners and Mandated Lead Arrangers to carry out any “know your customer” or other checks in relation to any person on behalf of any Lender, and each Lender confirms to the Agent and the Global Coordinators, Bookrunners and Mandated Lead Arrangers that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Global Coordinators, Bookrunners or Mandated Lead Arrangers.

27.17                 Lenders’ indemnity to the Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent within three (3) Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 30.11 (Disruption to Payment Systems, etc.), notwithstanding the Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as the Agent under the Finance Documents (unless the relevant agent has been reimbursed by an Obligor pursuant to a Finance Document).

27.18                 Confidentiality

(a)                                 In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)                                 If information is received by another division or department of the Agent it may be treated as confidential to that division or department, and the relevant agent shall not be deemed to have notice of it.

(c)                                  Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arranging Parties are obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

27.19                 Relationship with the Lenders

The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five (5) Business Days’ prior notice from such Lender to the contrary in accordance with the terms of this Agreement.

27.20                 Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents, the relevant agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents, that Party shall be regarded as having received any amount so deducted.

27.21                 Role of Base Reference Banks

(a)                                 No Base Reference Bank is under any obligation to provide a quotation or any other information to the Agent.

(b)                                 No Base Reference Bank will be liable for any action taken by it under or in connection with any Finance Document, or for any Base Reference Bank Quotation, unless directly caused by its gross negligence or wilful misconduct.

(c)                                  No Party (other than the relevant Base Reference Bank) may take any proceedings against any officer, employee or agent of any Base Reference Bank in respect of any claim it might have against that Base Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, or to any Base Reference Bank Quotation, and any officer, employee or agent of each Base Reference Bank may rely on this Clause 27.21 subject to Clause 1.3 (Third party rights) and the provisions of the Third Parties Act.

27.22                 Third party Base Reference Banks

A Base Reference Bank which is not a Party may rely on Clause 27.21 (Role of Base Reference Banks), paragraph 37.2(b) of Clause 37.2 (Exceptions) subject to Clause 1.3 (Third party rights) and the provisions of the Third Parties Act.

28.                               CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)                                 interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)                                 oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)                                  oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

29.                               SHARING AMONG THE FINANCE PARTIES

29.1                        Payments to Finance Parties

If a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from an Obligor other than in accordance with Clause 30 (Payment Mechanics) and applies that amount to a payment due under the Finance Documents, then:

(a)                                 the Recovering Finance Party shall, within three (3) Business Days, notify details of the receipt or recovery to the Agent;

(b)                                 the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with

Clause 30 (Payment Mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c)                                  the Recovering Finance Party shall, within three (3) Business Days of demand by the Agent, pay to the Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 30.6 (Partial payments).

29.2                        Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 30.6 (Partial payments).

29.3                        Recovering Finance Party’s rights

(a)                                 On a distribution by the Agent under Clause 29.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

(b)                                 If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

29.4                        Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)                                 each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 29.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

(b)                                 that Recovering Finance Party’s rights of subrogation in respect of any reimbursement shall be cancelled, and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.

29.5                        Exceptions

(a)                                 This Clause 29 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause 29, have a valid and enforceable claim against the relevant Obligor.

(b)                                 A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings if:

(i)                                     it notified the other Finance Party of the legal or arbitration proceedings; and

(ii)                                  the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

30.                               PAYMENT MECHANICS

30.1                        Payments to the Agent

(a)                                 On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date not later than 1:00 p.m. and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment. All payments received by the Agent after the above mentioned times, shall in each case be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(b)                                 Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to Euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

30.2                        Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 30.3 (Distributions to an Obligor) and Clause 30.4 (Clawback), be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office) to such account as that Party may notify to the Agent by not less than five (5) Business Days’ notice with a bank in the principal financial centre of a Participating Member State or London.

30.3                        Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 31 (Set-Off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

30.4                        Clawback

(a)                                 Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)                                 If the Agent pays an amount to another Party and it proves to be the case that the agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the relevant agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

30.5                        Impaired Agent

(a)                                 If, at any time, the Agent becomes an Impaired Agent, then an Obligor or a Lender which is required to make a payment under the Finance Documents to the relevant agent in accordance with Clause 30.1 (Payments to the Agent) may instead either pay that amount direct to the required recipient or pay that amount to an interest-bearing account held with an Acceptable Bank within the meaning of paragraph (a) of the definition of “Acceptable Bank” and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Lender making the payment and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents. In each case such payments must be made on the due date for payment under the Finance Documents.

(b)                                 All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the beneficiaries of that trust account pro rata to their respective entitlements.

(c)                                  A Party which has made a payment in accordance with this Clause 30.5 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(d)                                 Promptly upon the appointment of a successor agent in accordance with Clause 27.10 (Reliance by the Agent), each Party which has made a payment to a trust account in accordance with this Clause 30.5 shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor agent for distribution in accordance with Clause 30.2 (Distributions by the Agent).

30.6                        Partial payments

(a)                                 Subject to this Clause 30.6 if the Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under those Finance Documents in the following order:

(i)                                     first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent under those Finance Documents;

(ii)                                  secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under those Finance Documents;

(iii)                               thirdly, in or towards payment pro rata of any principal due but unpaid under those Finance Documents; and

(iv)                              fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)                                 The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c)                                  Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

30.7                        No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) counterclaim, recoupment or setoff.

30.8                        Business Days

(a)                                 Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)                                 During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement, interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

30.9                        Currency of account

(a)                                 Subject to paragraphs (b) to (e) below, Euro is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)                                 A repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which that Utilisation or Unpaid Sum is denominated on its due date.

(c)                                  Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d)                                 Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)                                  Any amount expressed to be payable in a currency other than Euro shall be paid in that other currency.

30.10                 Change of currency

(a)                                 Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)                                     any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Borrower and with the consent of each Lender); and

(ii)                                  any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably and with the consent of each Lender).

(b)                                 If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Borrower and with the consent of each Lender) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the European interbank market and otherwise to reflect the change in currency.

30.11                 Disruption to Payment Systems, etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Borrower that a Disruption Event has occurred:

(a)                                 the Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Agent may deem necessary in the circumstances;

(b)                                 the Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in paragraph (a) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)                                  the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)                                 any such changes agreed upon by the Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 37 (Amendments and Waivers);

(e)                                  the Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation, for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 30.11; and

(f)                                   the Agent shall notify the Finance Parties of all changes agreed upon pursuant to paragraph (d) above.

30.12                 USA Patriot Act notice

(a)                                 Each Lender and the Agent (for itself and not on behalf of any Lender) hereby notifies the Obligors that, pursuant to the requirements of the USA Patriot Act, it is required to obtain, verify and record information that identifies each Obligor, which information includes the name and address of such Obligor and other information that will allow such Lender or the Agent (as applicable) to identify such Obligor in accordance with the USA Patriot Act. Each of the Obligors shall, and shall cause each of its Subsidiaries to, provide such information and take such actions as are reasonably requested by the Agent or any Lender in order to assist the Agent and the Lenders in maintaining compliance with the USA Patriot Act.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement or in any other Finance Document, the covenants under paragraph (a) above shall not be made to or for the benefit of any Specified Lender, no Specified Lender shall have any rights under such paragraph and each Specified Lender shall be deemed not to be a Lender solely for purposes of calculating any consent or vote of the Majority Lenders under Clause 24.16 (Acceleration) with respect to any breach of such paragraph (but in each case without prejudice to any other rights or obligations of any Specified Lender as a consequence of any Default occurring as a result of any breach of such paragraph).

31.                               SET-OFF

A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

32.                               NOTICES

32.1                        Notices generally

Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Clause 32.3 (Electronic Communications) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(a)                                 if to the Borrower or the other Original Obligors, to the address, fax number, electronic mail address or telephone number specified for such person below:

International Game Technology PLC
c/o IGT Global Solutions Corporation
IGT Center
10 Memorial Boulevard
Providence, RI 02903-1125

Attention: General Counsel
Facsimile: +1 401-392-0391
E-mail address: legalnotices@igt.com

(b)                                 if to any Arranging Party, to the address, fax number, electronic mail address or telephone number specified for such person below or specified in the Administrative Questionnaire supplied by the Agent;

(c)                                  if to the Agent, to the address, fax number, electronic mail address or telephone number specified below:

Mediobanca — Banca di Credito Finanziario S.p.A.
Via Siusi, 7
20132 Milan
Italy

Attention:                                          Stefania Peverelli — Simona Gherardi
Facsimile:                                          +39 02 26814995; and

(d)                                 if to any other Finance Party, to the address, fax number, electronic mail address or telephone number specified in the Administrative Questionnaire supplied by the Agent.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by fax shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in Clause 32.3 (Electronic Communications) below shall be effective as provided in such Clause.

32.2                        Communication with Impaired Agent

If the Agent is an Impaired Agent, then the Parties other than the Impaired Agent may, instead of communicating with each other through the relevant agent, communicate with each other directly and (while the relevant agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the relevant agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement agent has been appointed.

32.3                        Electronic Communications

Notices and other communications to or by the Lenders or the Agent hereunder or in connection with any Finance Document may be delivered or furnished by electronic mail (including in unencrypted form) or other electronic means pursuant to procedures approved by the Agent; provided that the foregoing shall not apply to notices to any Lender pursuant to Clause 5 (Utilisation) if such Lender has notified the Agent that it is incapable of receiving notices under such Clause by electronic communication. Each agent for a Finance Party or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless an agent for a Finance Party otherwise prescribes, notices and other communications sent to an electronic mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return electronic mail or other written acknowledgement); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

32.4                        The Platform

The platform is provided “as is” and “as available”. The Agent Parties (as defined below) do not warrant the accuracy or completeness of the Borrower Materials or the adequacy of the platform, and expressly disclaim liability for errors in or omissions from the Borrower Materials. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by any agent party in connection with the Borrower Materials or the platform. In no event shall the Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower, any Lender or any other person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Agent Party; provided that in no event shall any Agent Party have any liability to the Borrower, any Lender or any other person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

32.5                        Change of address, etc.

Each of the the Global Coordinators, Bookrunners and Mandated Lead Arrangers, the Obligors and the Agent, may change its address, fax or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Finance Party may change its address, fax or telephone number for notices and other communications hereunder by notice to the Borrower and the Agent. In addition, each Lender agrees to notify the Agent from time to time to ensure that the Agent has on record an effective address, contact name, telephone number, fax number and electronic mail address to which notices and other communications may be sent and accurate wire instructions for such Lender.

32.6                        Reliance by the Agent and the Lenders

The Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Utilisation Requests) purportedly given by or on behalf of the Borrower even if (a) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (b) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such person on each notice purportedly given by or on behalf of the Borrower. All telephonic notices to and other telephonic communications with the Agent may be recorded by the Agent, and each of the parties hereto hereby consents to such recording.

32.7                        Use of websites

(a)                                 The Borrower may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the “Website Lenders”) who accept this method of communication by posting this information onto an electronic website designated by the Borrower and the Agent (the “Designated Website”) if:

(i)                                     the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(ii)                                  both the Borrower and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)                               the information is in a format previously agreed between the Borrower and the Agent.

If any Lender (a “Paper Form Lender”) does not agree to the delivery of information electronically, then the Agent shall notify the Borrower accordingly, and the Borrower shall at its own cost supply the information to the Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event, the Borrower shall at its own cost supply the Agent with at least one copy in paper form of any information required to be provided by it.

(b)                                 The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Borrower and the Agent.

(c)                                  The Borrower shall promptly upon becoming aware of its occurrence notify the Agent if:

(i)                                     the Designated Website cannot be accessed due to technical failure;

(ii)                                  the password specifications for the Designated Website change;

(iii)                               any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv)                              any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v)                                 the Borrower become aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Borrower notifies the Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by the Borrower under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d)                                 Any Website Lender may request, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Borrower shall at its own cost comply with any such request within ten (10) Business Days.

32.8                        English language

(a)                                 Any notice given under or in connection with any Finance Document must be in English.

(b)                                 All other documents provided under or in connection with any Finance Document must be:

(i)                                     in English; or

(ii)                                  if not in English and if so required by the Agent, accompanied by a certified English translation, and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

33.                               CALCULATIONS AND CERTIFICATES

33.1                        Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

33.2                        Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

33.3                        Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of three hundred and sixty (360) days or, in any case where the practice in the European interbank market differs, in accordance with that market practice.

34.                               TAX CHARACTERIZATION

Each party hereto agrees that, consistent with the specific terms of this Agreement, the loan relationships created hereby shall be treated as resulting in borrowings by and loans to the Borrower for all US Tax purposes.

35.                               PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

36.                               REMEDIES AND WAIVERS

No failure to exercise nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

37.                               AMENDMENTS AND WAIVERS

37.1                        Required consents

(a)                                 Subject to Clause 37.2 (Exceptions), any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Borrower, and any such amendment or waiver will be binding on all Parties.

(b)                                 The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 37.

(c)                                  Each Obligor agrees to any such amendment or waiver permitted by this Clause 37 which is agreed to by the Borrower. This includes any amendment or waiver which would, but for this paragraph (c), require the consent of all of the Guarantors.

37.2                        Exceptions

(a)                                 An amendment or waiver that has the effect of changing or which relates to:

(i)                                     the definition of “Change of Control” in Clause 1.1 (Definitions);

(ii)                                  the definition of “Majority Lenders” in Clause 1.1 (Definitions);

(iii)                               an extension to the date of payment of any amount under the Finance Documents;

(iv)                              a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(v)                                 a change in currency of payment of any amount under the Finance Documents;

(vi)                              an increase in or an extension of any Commitment or the Total Commitments, an extension of the Availability Period, or any requirement that a cancellation of the Commitments reduces the Commitments of the Lenders rateably;

(vii)                           a change to the Borrower or Guarantors other than in accordance with Clause 26 (Changes to the Obligors);

(viii)                        any provision which expressly requires the consent of all the Lenders;

(ix)                              Clause 2.2 (Finance Parties’ rights and obligations), Clause 8 (Mandatory Prepayment), Clause 19 (Guarantee and Indemnity), Clause 25 (Changes to the Lenders), Clause 26.3 (Resignation of an Obligor), this Clause 37, Clause 42 (Governing Law) or Clause 43.1 (Jurisdiction of English courts), shall not be made without the prior consent of all the Lenders.

(b)                                 An amendment or waiver which relates to the rights or obligations of the Agent, an Arranging Party or a Base Reference Bank may not be effected without the consent of the Agent, such Arranging Party or such Base Reference Bank, as the case may be.

(c)                                  Any amendment or waiver that has the effect of changing or which relates to:

(i)                                     other than as expressly permitted by the provisions of this Agreement, any release of any guarantee or indemnity; or

(ii)                                  any Security (or the nature or scope of the assets expressed to be subject to a Security Document) unless expressly permitted under this Agreement or relating to a sale or disposal of such asset where such sale or disposal is expressly permitted under this Agreement, in each case following the date on which it is created and perfected pursuant to the provision of this Agreement shall not be made without the consent of the Super Majority Lenders. For the avoidance of doubt any amendment or waiver of the provisions of Clauses 23.22 (Further Assurance and Security following Debt Ratings decrease), 23.23 (Guarantor Threshold Test and Additional Guarantors) and to the Agreed Security Principles shall be governed by Clause 37.1 (Required consents).

37.3                        Replacement of Lender

(a)                                 If at any time any Lender becomes a Non-Consenting Lender (as defined in paragraph (c) below) then the Borrower may, on five (5) Business Days’ prior written notice to the Agent and such Lender, replace such Lender by requiring such Lender to (and such Lender shall) transfer pursuant to Clause 25 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement to a Lender or other bank, financial institution, trust, fund or other entity (a “Replacement Lender”) selected by the Borrower, and which is acceptable to the Agent and which confirms its willingness to assume and does assume all the obligations of the transferring Lender (including the assumption of the transferring Lender’s participations on the same basis as the transferring Lender) for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Lender’s participation in the outstanding Utilisations and all accrued interest, Break Costs and other amounts payable in relation thereto under the Finance Documents.

(b)                                 The replacement of a Lender pursuant to this Clause 37.3 shall be subject to the following conditions:

(i)                                     the Borrower shall have no right to replace the Agent pursuant to this Clause 37.3;

(ii)                                  neither the Agent nor the Non-Consenting Lender shall have any obligation to the Borrower to find a Replacement Lender;

(iii)                               the replacement must take place no later than ninety (90) days after the date the Non-Consenting Lender notifies the Borrower and the Agent of its failure or refusal to agree to any consent, waiver or amendment to the Finance Documents requested by the Borrower; and

(iv)                              in no event shall the Lender replaced under this paragraph (b) be required to pay or surrender to such Replacement Lender any of the fees received by such Lender pursuant to the Finance Documents.

(c)                                  In the event that:

(i)                                     the Borrower or the Agent (at the request of the Borrower) has requested the Lenders to consent to a waiver or amendment of any provisions of the Finance Documents;

(ii)                                  the waiver or amendment in question requires the consent of all the Lenders; and

(iii)                               Lenders whose Commitments aggregate more than eighty per cent. (80%) of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than eighty per cent. (80%) of the Total Commitments prior to that reduction) have consented to such waiver or amendment, then any Lender who does not and continues not to agree to such waiver or amendment shall be deemed a “Non-Consenting Lender”.

37.4                        Disenfranchisement of Defaulting Lenders

(a)                                 For so long as a Defaulting Lender has any Available Commitment, in ascertaining the Majority Lenders or whether any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments or Total Commitments has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents, that Defaulting Lender’s Commitment will be reduced by the amount of its Available Commitment.

(b)                                 For the purposes of this Clause 37.4, the Agent may assume that the following Lenders are Defaulting Lenders:

(i)                                     any Lender which has notified the Agent that it has become a Defaulting Lender;

(ii)                                  any Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of “Defaulting Lender” has occurred, unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.

37.5                        Replacement of a Defaulting Lender

(a)                                 The Borrower may, at any time a Lender has become and continues to be a Defaulting Lender, by giving five (5) Business Days’ prior written notice to the Agent and such Lender:

(i)                                     replace such Lender by requiring such Lender to (and such Lender shall) transfer pursuant to Clause 25 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement;

(ii)                                  require such Lender to (and such Lender shall) transfer pursuant to Clause 25 (Changes to the Lenders) all (and not part only) of the undrawn Commitment of the Lender; or

(iii)                               require such Lender to (and such Lender shall) transfer pursuant to Clause 25 (Changes to the Lenders) all (and not part only) of its rights and obligations in respect of the Facility, to a Lender or a Replacement Lender selected by the Borrower, and which (unless the Agent is an Impaired Agent) is acceptable to the Agent (acting reasonably), which confirms its willingness to assume and does assume all the obligations of the transferring Lender (including the assumption of the transferring Lender’s participations in Loans on the same basis as the transferring Lender).

(b)                                 Any transfer of rights and obligations of a Defaulting Lender pursuant to this Clause 37.5 shall be subject to the following conditions:

(i)                                     the Borrower shall have no right to replace the Agent pursuant to this Clause 37.5;

(ii)                                  neither the Agent nor the Defaulting Lender shall have any obligation to the Borrower to find a Replacement Lender;

(iii)                               the transfer must take place no later than ninety (90) days after the notice referred to in paragraph (a) above; and

(iv)                              in no event shall the Defaulting Lender be required to pay or surrender to the Replacement Lender any of the fees received by the Defaulting Lender pursuant to the Finance Documents.

37.6                        Amendment to correct manifest error

The Agent may (without receiving any instructions from the Majority Lenders) agree with the Borrower any amendment to or the modification of the provisions of any Finance Document or any schedule or annex thereto, which is necessary to correct a manifest error.

37.7                        Release of Security on Permitted Disposal and Investment Grade Rating

(a)                                 The Finance Parties shall procure that if an Obligor or a Material Subsidiary has created Security over any of its assets (other than shares) in favour of any of the Finance Parties, which assets subsequently become the subject of a Permitted Disposal or any other disposal approved by the Majority Lenders to a person which is not a member of the Group the Finance Parties which are the beneficiaries of such Security will, at the cost and request of the Borrower (to the extent that such cost is duly documented), release the Security promptly following the Borrower’s request.

(b)                                 The release of the Security referred to in paragraph (a) above shall not become effective until the date of that Permitted Disposal or such earlier date agreed between the Agent and the Borrower.

(c)                                  The Finance Parties shall further procure that if at any time following the granting of Security pursuant to Clause 23.22 (Further Assurance and Security following Debt Ratings Decrease) all Public Debt Ratings received are at least BBB- or higher by S&P or Fitch or Baa3 or higher by Moody’s (in each case with a stable outlook), the Finance Parties which are the beneficiaries of such Security will at the cost and request of the Borrower (to the extent that such cost is duly documented), release the Security promptly following the Borrower’s request. It is understood however that following any such release, the provisions of Clause 23.22 (Further Assurance and Security following Debt Ratings Decrease) shall continue with full force and effect and in the event that the relevant trigger conditions are met, the Borrower shall again be obliged to procure the granting of Security in accordance with Clause 23.22 (Further Assurance and Security following Debt Ratings Decrease).

38.                               NEGOTIATED AGREEMENT

For the purposes of the transparency rules set forth in the CICR Resolution of March 4, 2003 and by the Disposizioni sulla trasparenza delle operazioni e dei servizi bancari e finanziari issued by the Bank of Italy on 20 June 2012 and published in the Italian Official Gazette on 30 June 2012, the Parties hereby acknowledge and confirm that this Agreement (and each of the provisions hereof) has been specifically negotiated with the support of legal advisors on each side.

39.                               CONFIDENTIALITY

39.1                        Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 39.2 (Disclosure of Confidential Information) and Clause 25.9 (Disclosure to numbering service providers), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

39.2                        Disclosure of Confidential Information

Any Finance Party may disclose:

(a)                                 to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)                                 to any person:

(i)                                     to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent or Common Security Agent and, in each case,  to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(ii)                                  with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, any securitisation (or similar transaction of broadly equivalent economic effect), or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents or one or more Obligors and to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(iii)                               appointed by any Finance Party or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;

(iv)                              who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (b)(ii) above;

(v)                                 to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)                              to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 25.8 (Security over Lenders’ rights);

(vii)                           to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(viii)                        who is a Party; or

(ix)                              with the consent of the Borrower;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)                               in relation to paragraphs (b)(i), (b)(ii) and (b)(iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)                               in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)                               in relation to paragraphs (b)(v), (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(c)                                  to any person appointed by that Finance Party or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement

Service Providers or such other form of confidentiality undertaking agreed between the Borrower and the relevant Finance Party;

(d)                                 to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information;

(e)                                  to any insurer or reinsurer (including its professional advisers) such Confidential Information as required to be disclosed to enable it to carry out its normal insurance or reinsurance activities in relation to the Finance Documents, the Obligors or its assets if the insurer or reinsurer is informed of its confidential nature; and

(f)                                   to any Sanctions Authority.

39.3                        Continuing obligations

The obligations in this Clause 39 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of one (1) year from the earlier of:

(a)                                 the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)                                 the date on which such Finance Party otherwise ceases to be a Finance Party.

40.                               CONFIDENTIALITY OF FUNDING RATES AND BASE REFERENCE BANK QUOTATIONS

40.1                        Confidentiality and disclosure

(a)                                 The Agent and each Obligor agree to keep each Funding Rate (and, in the case of the Agent, each Base Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b)                                 The Agent may disclose:

(i)                                     any Funding Rate (but not, for the avoidance of doubt, any Reference Bank Quotation) to the Borrower pursuant to Clause 10.4 (Notification of rates of interest); and

(ii)                                  any Funding Rate or any Base Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the

Agent and the relevant Lender or Base Reference Bank, as the case may be.

(c)                                  The Agent may disclose any Funding Rate or any Base Reference Bank Quotation, and each Obligor may disclose any Funding Rate, to:

(i)                                     any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate or Base Reference Bank Quotation is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Base Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;

(ii)                                  any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate or Base Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

(iii)                               any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate or Base Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

(iv)                              any person with the consent of the relevant Lender or Base Reference Bank, as the case may be.

(d)                                 The Agent’s obligations in this Clause 40 relating to Base Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 10.4 (Notification of rates of interest) provided that (other than pursuant to paragraph (b)(i) above) the Agent shall not include the details of any individual Base Reference Bank Quotation as part of any such notification.

40.2                        Related obligations

(a)                                 The Agent and each Obligor acknowledge that each Funding Rate (and, in the case of the Agent, each Base Reference Bank Quotation) is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Agent and each Obligor undertake not to use any Funding Rate or, in the case of the Agent, any Base Reference Bank Quotation for any unlawful purpose.

(b)                                 The Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender or Base Reference Bank, as the case may be:

(i)                                     of the circumstances of any disclosure made pursuant to paragraph (c)(ii) of Clause 40.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)                                  upon becoming aware that any information has been disclosed in breach of this Clause 40.

40.3                        No Event of Default

No Event of Default will occur under Clause 24.3 (Other obligations) by reason only of an Obligor’s failure to comply with this Clause 40.

41.                               COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

42.                               GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

43.                               ENFORCEMENT

43.1                        Jurisdiction of English courts

(a)                                 The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligations arising out of or in connection with this Agreement) (a “Dispute”).

(b)                                 The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes, and, accordingly, no Party will argue to the contrary.

(c)                                  Notwithstanding paragraph (a) above, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

(d)                                 Each Obligor agrees not to claim and hereby irrevocably waives any immunity from legal process in connection with a Finance Document under any law of any applicable jurisdiction which it is entitled to claim or which may be attributed to it in respect of itself or its assets to the fullest extent permitted by the laws of such jurisdiction.

43.2                        Service of process

(a)                                 Without prejudice to any other mode of service allowed under any relevant law, each Guarantor (other than a Guarantor organised under the laws of England and Wales):

(i)                                     irrevocably appoints the Borrower, of Marble Arch House, Second Floor, 66 Seymour Street, London W1H 5BT, England, as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document (and the Borrower by its execution of this Agreement, accepts that appointment); and

(ii)                                  agrees that failure by an agent for service of process to notify such Guarantor of the process will not invalidate the proceedings concerned.

(b)                                 If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrower (on behalf of all the applicable Guarantors) must immediately (and in any event within fifteen (15) days of such events taking place) appoint another agent on terms acceptable to the Agent. Failing this, the Agent may appoint another agent for this purpose.

43.3                        Waiver of Jury Trial

EACH PARTY HERETO HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL IN RESPECT OF ANY LITIGATION IN ANY UNITED STATES FEDERAL OR STATE COURT DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER FINANCE DOCUMENTS OR ANY DEALINGS BETWEEN THE PARTIES RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT OR THE LENDER/ BORROWER/GUARANTOR RELATIONSHIP. Each party hereto hereby acknowledges that this waiver is a material inducement to enter into a business relationship, it has relied on this waiver in entering into this Agreement, and it will continue to rely on this waiver in related future dealings. Each party hereto hereby further warrants and represents that it has reviewed this waiver with its legal counsel and it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE AND MAY NOT BE MODIFIED OTHER THAN BY A WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS CLAUSE 43.3 AND EXECUTED BY EACH OF THE PARTIES HERETO. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

44.                               CONTRACTUAL RECOGNITION OF BAIL-IN

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)                                 any Bail-In Action in relation to any such liability, including (without limitation):

(i)                                     a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)                                  a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)                               a cancellation of any such liability; and

(b)                                 a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

In this Clause 44:

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)                                 in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation  as described in the EU Bail-In Legislation Schedule from time to time; and

(b)                                 in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Write-down and Conversion Powers” means:

(a)                                 in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)                                 in relation to any other applicable Bail-In Legislation:

(i)                                     any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)                                  any similar or analogous powers under that Bail-In Legislation.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
THE ORIGINAL PARTIES

PART I
THE ORIGINAL OBLIGORS

Name of Borrower	Registration number (or equivalent, if any) and Jurisdiction of Incorporation

International Game Technology PLC	9127533, England & Wales

Name of Original Guarantors	Registration number (or equivalent, if any) and Jurisdiction of Incorporation

IGT	C35-1952, Nevada, US

IGT Canada Solutions ULC	3089872, Nova Scotia, Canada

IGT Global Solutions Corporation	905157, Delaware, US

IGT Rhode Island LLC	000790691, Rhode Island, US

International Game Technology	C-7491-1980, Nevada, US

PART II
THE ORIGINAL LENDERS

PART A

THE ORIGINAL LENDERS OTHER THAN UK NON-BANK LENDERS

Name of Original Lender	Commitment Euro	Treaty Passport Scheme Reference Number	Jurisdiction of Tax Residence
Bank of America N.A., London Branch	200,000,000.00	N/A	US
BNP Paribas, Italian Branch	200,000,000.00	005/B/0255139/DTTP	France
Intesa Sanpaolo S.p.A., London Branch	200,000,000.00	N/A	Italy
Mediobanca International (Luxembourg) S.A.	200,000,000.00	48/M/315419/DTTP	Luxembourg
UniCredit Bank AG, Milan Branch	200,000,000.00	7/U/237605/DTTP	Germany
Barclays Bank plc	71,428,571.43	N/A	UK
Crédit Agricole Corporate & Investment Bank, Milan Branch	71,428,571.43	5/C/222082/DTTP	France
ING Bank N.V. — Milan Branch	71,428,571.43	1/I/70193/DTTP	The Netherlands
National Westminster Bank plc	71,428,571.43	N/A	UK
SocGen Inversiones Financieras S.A.U	71,428,571.43	N/A	Spain
The Bank of Nova Scotia	71,428,571.43	3/T/366714/DTTP	Canada
Credit Suisse AG, Milan Branch	71,428,571.42	N/A	Switzerland
Total	1,500,000,000

PART B

THE ORIGINAL LENDERS UK NON-BANK LENDERS

Name of Original Lender	Commitment Euro	Treaty Passport Scheme Reference Number	Jurisdiction of Tax Residence
N/A	Nil	—	—
Total	Nil

PART III
THE BOOKRUNNERS AND MANDATED LEAD ARRANGERS

BNP PARIBAS, ITALIAN BRANCH

BANCA IMI S.P.A.

UNICREDIT BANK AG, MILAN BRANCH

PART IV
THE MANDATED LEAD ARRANGERS

BARCLAYS BANK PLC

CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK, MILAN BRANCH

ING BANK N.V. — MILAN BRANCH

NATIONAL WESTMINSTER BANK PLC

SOCGEN INVERSIONES FINANCIERAS S.A.U

THE BANK OF NOVA SCOTIA

CREDIT SUISSE AG, MILAN BRANCH

SCHEDULE 2
CONDITIONS PRECEDENT

PART I
CONDITIONS PRECEDENT TO INITIAL UTILISATION

1.                                      The Original Obligors

(a)                                 A certificate of an authorised signatory of each Original Obligor confirming that securing, borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any securing, borrowing, guaranteeing or similar limit binding on any Original Obligor to be exceeded.

(b)                                 A certificate of an authorised signatory of each Original Obligor certifying that each copy document relating to it specified in this Part I of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

(c)                                  A copy of the constitutional documents of each Original Obligor.

(d)                                 A copy of a resolution of the board of directors or, if applicable, equivalent body of each Original Obligor:

(i)                                     approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii)                                  authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf;

(iii)                               authorising a specified person or persons, on its behalf, to sign or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed or despatched by it under or in connection with the Finance Documents to which it is a party;

(iv)                              in the case of an Original Obligor other than the Borrower, authorising the Borrower to act as its agent in connection with the Finance Documents; and

(v)                                 if applicable, a copy of the resolution of the board of directors of the relevant company, establishing the body referred to in sub-paragraph (iv) above.

(e)                                  A specimen of the signature of each person authorised by the resolution referred to in paragraph (d) above.

2.                                      US Conditions Precedent

In the case of each Original Obligor which is a US Obligor:

(a)                                 copy of the constitutional documents (including any amendments thereof) filed with the appropriate governmental authority in its jurisdiction of organisation and certified by such authority;

(b)                                 a certificate as to existence and good standing from the appropriate governmental authority in its jurisdiction of organisation; and

(c)                                  a solvency certificate signed by the chief financial officer or chief accounting officer in form and substance satisfactory to the Agent and its counsel.

3.                                      Canadian Conditions Precedent

In the case of each Canadian Guarantor organised, incorporated or formed under the laws of Nova Scotia, a certificate of status in respect of such Canadian Guarantor issued by or on behalf of the Registrar of Joint Stock Companies for the Province of Nova Scotia dated no earlier than five (5) Business Days prior to the date of this Agreement.

4.                                      “Know your customer” checks

Copies of any information and any other evidence reasonably requested by any Lender prior to the first Utilisation Date required in order to comply with “know your customer” or anti-money laundering requirements under applicable laws.

5.                                      Legal opinions

Executed forms of the following legal opinions, in each case addressed to, and capable of being relied on by the Finance Parties and dated as at the date of this Agreement:

(a)                                 a legal opinion of Clifford Chance LLP, legal advisers to the Obligors as to English law as to due incorporation and capacities, powers and authority to enter into the Finance Documents in the form distributed to the Original Lenders prior to signing of this Agreement;

(b)                                 a legal opinion of Clifford Chance US LLP as advisors to the Obligors as to the laws of Delaware as to due incorporation and capacities, powers and authority to enter into the Finance Documents and legal, valid, binding and enforceable obligations, in the form distributed to the Original Lenders prior to signing of this Agreement;

(c)                                  a legal opinion of Fennemore Craig, P.C. as advisors to the Obligors as to the laws of Nevada as to due incorporation and capacities, powers and authority to enter into the Finance Documents and legal, valid, binding and enforceable obligations, in the form distributed to the Original Lenders prior to signing of this Agreement;

(d)                                 a legal opinion of Reavis Law LLC as advisors to the Obligors as to the laws of Rhode Island as to due incorporation and capacities, powers and authority to enter into the Finance Documents and legal, valid, binding and enforceable obligations, in the form distributed to the Original Lenders prior to signing of this Agreement;

(e)                                  a legal opinion of Stewart McKelvey, legal advisers to the Obligors as to Nova Scotia law as to due incorporation and capacities, powers and authority to enter into the Finance Documents in the form distributed to the Original Lenders prior to signing of this Agreement;

(f)                                   a legal opinion of Linklaters LLP, legal advisers to the Arranging Parties and the Agent as to New York law and Delaware law substantially in the form distributed to the Original Lenders prior to signing this Agreement;

(g)                                  a legal opinion of McDonald Carano LLP, as advisors to the Arranging Parties and the Agent as to the laws of Nevada substantially in the form distributed to the Original Lenders prior to signing this Agreement;

(h)                                 a legal opinion of Cox & Palmer, as advisors to the Arranging Parties and the Agent as to the laws of Canada substantially in the form distributed to the Original Lenders prior to signing this Agreement; and

(i)                                     a legal opinion of Studio Legale Associato, in associazione con Simmons & Simmons LLP, legal advisers to the Arranging Parties and the Agent in England, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

6.                                      Other documents and evidence

(a)                                 A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(b)                                 The Original Financial Statements.

(c)                                  Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 13 (Fees) and Clause 18 (Costs and Expenses) of the Facility Agreement have been paid or will be paid by the Initial Utilisation Date.

(d)                                 A certificate of the Borrower (signed by an authorised signatory) confirming the list of Material Subsidiaries as of 31 December 2016.

(e)                                  Evidence:

(i)                                     (by way of irrevocable payment instructions) that the Existing Term Loan Facilities have been or will be repaid in full by close of business on the Initial Utilisation Date with the proceeds of the Facility; and

(ii)                                  that the Existing Revolving Credit Facilities have been partially cancelled and reduced to amounts not exceeding US$1,200,000,000 and €725,000,000 (or will be so reduced on the Initial Utilisation Date by way of irrevocable notices of partial cancellation delivered to the agent under the Existing Revolving Credit Facilities).

(f)                                   Evidence that the Relevant Existing Security has been granted, extended or confirmed and perfected (on the terms set out in the relevant documentation extending or confirming such Relevant Existing Security) in favour of the Finance Parties in accordance with paragraph (a) of Clause 23.22 (Further Assurance and Security following Debt Ratings decrease) of the Facility Agreement.

(g)                                  Evidence that this Agreement has been designated as a “Credit Facility Agreement” by the Borrower by written notice to each Creditor Representative and the Common Security Agent (each as defined in the Intercreditor Agreement) prior to the date of this Agreement confirming that the entry into this Agreement and incurrence of Liabilities (as defined in the Intercreditor Agreement) in connection hereunder will not breach the terms of any existing Credit Facility Documents or Senior Secured Notes Documents (each as defined in the Intercreditor Agreement).

PART II
CONDITIONS PRECEDENT TO BE DELIVERED
BY ADDITIONAL GUARANTORS

1.                                      An Accession Letter, duly executed by the Additional Guarantor and the Borrower.

2.                                      A copy of the constitutional documents of the Additional Guarantor.

3.                                      A copy of a resolution of the board of directors of the Additional Guarantor (other than a German Guarantor):

(a)                                 approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter;

(b)                                 authorising a specified person or persons to execute the Accession Letter on its behalf; and

(c)                                  authorising a specified person or persons, on its behalf, to sign or despatch all other documents and notices to be signed or despatched by it under or in connection with the Finance Documents.

4.                                      German Conditions Precedent

In the case of each Additional Guarantor that is a German Guarantor:

(a)                                 a copy of the constitutional documents (Satzung or Gesellschaftsvertrag as applicable);

(b)                                 an extract from the commercial register (Handelsregister) dated no more than 14 days prior to the date of this Agreement;

(c)                                  a copy of the shareholder list (Gesellschafterliste), as filed with the commercial register (Handelsregister) relating to it, received from the commercial register in electronic form no more than 14 days prior to the date of this Agreement;

(d)                                 a specimen of the signature of each person authorised to sign on behalf of that German Guarantor and to make or accept declarations under or in connection with this Agreement; and

(e)                                  a copy of a resolution (Gesellschafterbeschluss) signed by all the shareholders or partners of that German Guarantor approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and instructing the managing director(s) of that German Guarantor to execute the Finance Documents to which it is a party and each such other resolution which might be required by that German Guarantor’s Articles of Association (Satzung or Gesellschaftsvertrag as applicable).

5.                                      A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 and 4 above.

6.                                      If required by applicable law, a copy of a resolution signed by all the holders of the issued shares of the Additional Guarantor, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Guarantor is a party.

7.                                      A certificate of the Additional Guarantor (signed by a director (or an officer if the Additional Guarantor is a US Obligor)) confirming that securing, borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any securing, borrowing, guaranteeing or similar limit binding on it to be exceeded.

8.                                      A certificate of an authorised signatory of the Additional Guarantor certifying that each copy document relating to it and listed in this Part II of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

9.                                      A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document.

10.                               If available, the latest audited financial statements of the Additional Guarantor.

11.                               A legal opinion of Studio Legale Associato, in associazione con Simmons & Simmons LLP, legal advisers to the Arranging Parties and the Agent in England.

12.                               If the Additional Guarantor is organised under the laws of a jurisdiction other than England and Wales, a legal opinion of the legal advisers to the Arranging Parties and the Agent in the jurisdiction in which the Additional Guarantor is incorporated.

13.                               A legal opinion of from Clifford Chance LLP or other reputable counsel to the relevant Additional Guarantor as advisors to the Obligors as to the laws of the jurisdiction of incorporation of the proposed Additional Guarantors in relation to due incorporation and capacities, powers and authority to enter into the Finance Documents.

14.                               If the proposed Additional Guarantor is organised under the laws of a jurisdiction other than England and Wales, evidence that the process agent specified in Clause 43.2 (Service of process) of the Facility Agreement, if not an Obligor, has accepted its appointment in relation to the proposed Additional Guarantor.

15.                               If the proposed Additional Guarantor is a US Obligor:

(a)                                 a solvency certificate signed by the chief financial officer or chief accounting officer of such Obligor in form and substance satisfactory to the Agent and its counsel; and

(b)                                 a certificate as to the existence and good standing of such US Obligor from the appropriate governmental authorities in such US Obligor’s jurisdiction of organisation.

16.                               If the Additional Guarantor is an Italian Guarantor, a certificate (certificato di vigenza) issued by the competent Registro delle Imprese in respect of such Italian Guarantor dated no earlier than five (5) Business Days prior to the date of the Accession Letter.

17.                               Copies of any information and any other evidence reasonably requested by any Lender required in order to comply with “know your customer” or anti-money laundering requirements under applicable laws.

SCHEDULE 3
REQUESTS

PART I
UTILISATION REQUEST

From:              [Borrower]

To:                            Mediobanca — Banca di Credito Finanziario S.p.A., as Agent

Dated: [Date]

Ladies and Gentlemen

IGT Senior Facility Agreement

dated 25 July 2017 (the “Facility Agreement”)

1.                                      We refer to the Facility Agreement.  This is a Utilisation Request.  Terms defined in the Facility Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.                                      We wish to borrow a Loan on the following terms:

(a)                                 Borrower:                                          International Game Technology PLC

(b)                                 Proposed Utilisation Date: [•] (or, if that is not a Business Day, the next Business Day)

(c)                                  Currency of Loan:                                           Euro

(d)                                 Amount:                                               [•] or, if less, the Available Facility

(e)                                  Interest Period:                                                              [•]

3.                                      We confirm that each condition specified in Clause 4.2 (Further conditions precedent) of the Facility Agreement is satisfied on the date of this Utilisation Request.

4.                                      [The proceeds of this Loan should be credited to [account]].

5.                                      This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for
[the Borrower]

PART II
PART SELECTION NOTICE

From:               [Borrower]

To:                             Mediobanca — Banca di Credito Finanziario S.p.A., as Agent

Dated:

Ladies and Gentlemen

IGT Senior Facility Agreement

dated 25 July 2017 (the “Facility Agreement”)

1.                                      We refer to the Facility Agreement.  This is a Selection Notice.  Terms defined in the Facility Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection Notice.

2.                                      We refer to the following Loan[s] with an Interest Period ending on [               ]*.

3.                                      [We request that the above Loan[s] be divided into [             ] Loans  with the following amounts and Interest Periods:]**

or

[We request that the next Interest Period for the above Loan[s] is [      ]].*(*)*

4.                                      This Selection Notice is irrevocable.

Yours faithfully

authorised signatory for
[name of the Borrower]

*                Insert details of all Loans which have an Interest Period ending on the same date.

**         Use this option if division of Loans is requested.

*(*)*                   Use this option if sub-division is not required.

SCHEDULE 4
FORM OF TRANSFER CERTIFICATE

To:                             Mediobanca — Banca di Credito Finanziario S.p.A., as Agent

From:               [The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”)

Dated: [insert date]

IGT Senior Facility Agreement

dated 25 July 2017 (the “Facility Agreement”)

1.                                      We refer to the Facility Agreement.  This is a Transfer Certificate.  Terms defined in the Facility Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.                                      We refer to Clause 25.5 (Procedure for transfer) of the Facility Agreement:

(a)                                 The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender’s Commitment, rights and obligations referred to in the Schedule in accordance with Clause 25.5 (Procedure for transfer) of the Facility Agreement.

(b)                                 The proposed Transfer Date is [•].

(c)                                  The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 32.1 (Notices generally) of the Facility Agreement are set out in the Schedule.

3.                                      The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 25.4 (Limitation of responsibility of Existing Lenders) of the Facility Agreement.

4.                                      This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5.                                      The New Lender confirms, for the benefit of the Agent and without liability to any Obligor, that it is:

(a)                                 [not a Qualifying Lender];

(b)                                 [a Qualifying Lender other than a Treaty Lender]; or

(c)                                  [a Treaty Lender].

6.                                      [The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)                                 a company resident in the United Kingdom for United Kingdom tax purposes;

(b)                                 a partnership each member of which is:

(i)                                     a company so resident in the United Kingdom; or

(ii)                                  a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)                                  a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company.]

7.                                      [The New Lender confirms (for the benefit of the Agent and without liability to any Obligor) that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [•]) and is tax resident in [•] and wishes such passport to apply in respect of the Facility Agreement, so that interest payable to it by borrowers is generally subject to [full exemption from] [a reduced rate of] UK withholding tax, and notifies the Borrower that the Borrower must, to the extent that the New Lender becomes a Lender under a Facility which is made available to the Borrower pursuant to Clause 2.1 (The Facility) of the Facility Agreement, make an application to HM Revenue & Customs on Form DTTP2 within thirty (30) days of the Transfer Date.](1)

8.                                      This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

(1)  delete as applicable

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By:	By:

This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as [•].

[Agent]

By:

SCHEDULE 5
FORM OF ASSIGNMENT AGREEMENT

To:                             Mediobanca — Banca di Credito Finanziario S.p.A., as Agent

From:               [the Existing Lender] (the “Existing Lender”) and [the New Lender] (the “New Lender”)

Dated: [insert date]

IGT Senior Facility Agreement
dated 25 July 2017 (the “Facility Agreement”)

1.                                      We refer to the Facility Agreement.  This is an Assignment Agreement.  Terms defined in the Facility Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

2.                                      We refer to Clause 25.5 (Procedure for assignment) of the Facility Agreement:

(a)                                 The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Facility Agreement and the other Finance Documents which relate to that portion of the Existing Lender’s Commitment and participations in Loans under the Facility Agreement as specified in the Schedule.

(b)                                 The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender’s Commitment and participations in Loans under the Facility Agreement specified in the Schedule.

(c)                                  The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.

3.                                      The proposed Transfer Date is [•].

4.                                      On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender.

5.                                      The Facility Office and address, fax number and attention details for notices of the New Lender are set out in the Schedule.

6.                                      The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 25.4 (Limitation of responsibility of Existing Lenders) of the Facility Agreement.

7.                                      The New Lender confirms, for the benefit of the Agent and without liability to any Obligor, that it is:

(a)                                 [not a Qualifying Lender];

(b)                                 [a Qualifying Lender other than a Treaty Lender]; or

(c)                                  [a Treaty Lender].

8.                                      [The New Lender confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)                                 a company resident in the United Kingdom for United Kingdom tax purposes;

(b)                                 a partnership each member of which is:

(i)                                     a company so resident in the United Kingdom; or

(ii)                                  a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)                                  a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company.]

9.                                      [The New Lender confirms (for the benefit of the Agent and without liability to any Obligor) that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [•]) and is tax resident in [•] and wishes such passport to apply in respect of the Facility Agreement, so that interest payable to it by borrowers is generally subject to [full exemption from] [a reduced rate of] UK withholding tax, and notifies the Borrower that the Borrower must, to the extent that the New Lender becomes a Lender under a Facility which is made available to the Borrower pursuant to Clause 2.1 (The Facility) of the Facility Agreement, make an application to HM Revenue & Customs on Form DTTP2 within thirty (30) days of the Transfer Date.](2)

[9/10].            This Assignment Agreement acts as notice to the Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 25.7 (Copy of Transfer Certificate or Assignment Agreement to the Borrower) of the Facility Agreement, to the Borrower (on behalf of each Obligor) of the assignment referred to in this Assignment Agreement.

[10/11].     This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

[11/12].     This Assignment Agreement [and any non-contractual obligations arising out of or in connection with it] [is/are] governed by English law.

[12/13].     This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

(2)  delete as applicable

THE SCHEDULE

Rights to be assigned and obligations to be released and undertaken

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By:	By:

This Assignment Agreement is accepted by the Agent and the Transfer Date is confirmed as [ ].

Signature of this Assignment Agreement by the Agent constitutes confirmation by the Agent of receipt of notice of the assignment referred to herein, which notice the Agent receives on behalf of each Finance Party.

[Agent]

By:

SCHEDULE 6
FORM OF ACCESSION LETTER

To:                             Mediobanca — Banca di Credito Finanziario S.p.A., as Agent

From:               [Subsidiary] and Borrower

Dated:

Ladies and Gentlemen

IGT Senior Facility Agreement

dated 25 July 2017 (the “Facility Agreement”)

1.                                      We refer to the Facility Agreement.  This is an Accession Letter.  Terms defined in the Facility Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2.                                      [Subsidiary] agrees to become an Additional Guarantor and to be bound by the terms of the Facility Agreement and the other Finance Documents as an Additional Guarantor pursuant to Clause 26.2 (Additional Guarantors) of the Facility Agreement.

3.                                      [Subsidiary] is a [company] duly organised under the laws of [name of relevant jurisdiction] [and is a limited liability company and its registered number is [•]].

4.                                      [Subsidiary’s] administrative details are as follows:

Address:

Fax No.:

Attention:

5.                                      [The guarantee to be granted by [Subsidiary] pursuant to Clause 19 (Guarantee and Indemnity) of the Facility Agreement shall be subject to the following limitations [insert as applicable — subject to agreement with Agent (acting reasonably)].

6.                                      This Accession Letter is governed by English law.

7.                                      This Accession Letter is entered into by deed.

[Borrower]	[Subsidiary]

[witnessed by:

Name

Occupation

Address

SCHEDULE 7
FORM OF RESIGNATION LETTER

To:                             Mediobanca — Banca di Credito Finanziario S.p.A., as Agent

From:               [resigning Obligor] and [Borrower]

Dated:

Ladies and Gentlemen

IGT Senior Facility Agreement

dated 25 July 2017 (the “Facility Agreement”)

1.                                      We refer to the Facility Agreement.  This is a Resignation Letter.  Terms defined in the Facility Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2.                                      Pursuant to Clause 26.3 (Resignation of a Guarantor) of the Facility Agreement, we request that [resigning Obligor] be released from its obligations as a [Guarantor] under the Facility Agreement and the other Finance Documents.

3.                                      We confirm that:

(a)                                 no Default is continuing or would result from the acceptance of this request; and

(b)                                 this request is given in relation to [a Third Party Disposal of [resigning Obligor]]/[(resigning Obligor) ceasing to be a Material Subsidiary]; [the all Lender consent obtained on [insert date]];

4.                                      This letter is governed by English law.

[Borrower]	[resigning Obligor]

By:	By:

SCHEDULE 8
FORM OF COMPLIANCE CERTIFICATE

To:                             Mediobanca — Banca di Credito Finanziario S.p.A., as Agent

From:               [Borrower]

Dated:

Ladies and Gentlemen

IGT Senior Facility Agreement

dated 25 July 2017 (the “Facility Agreement”)

1.                                      We refer to the Facility Agreement. This is a Compliance Certificate. Terms defined in the Facility Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.                                      We confirm that:

[Insert details of covenants to be certified].

[Insert details and calculations required pursuant to Clause 21.1 of the Facility Agreement].

3.                                      [When applicable] We confirm that the Borrower has complied with Clause 22 (Financial Covenants) of the Facility Agreement.

4.                                      [When applicable] We confirm that the Borrower has complied with Clause 23.23 (Guarantor Threshold Test and Additional Guarantors) of the Facility Agreement. Following are the computations (in reasonable detail): [•]

5.                                      [When applicable] Pursuant to Clause 21.2(c) of the Facility Agreement, we confirm that [there has been no change to the list of Material Subsidiaries since the Compliance Certificate for the Financial Quarter ending 31 December [•].]/[The following is the list of Material Subsidiaries as at (insert date):]

Signed

Chief Financial Officer

[BORROWER]

SCHEDULE 9
AGREED SECURITY PRINCIPLES

1.                                      SECURITY PRINCIPLES

1.1                               The Security to be provided pursuant to Clause 23.22 (Further Assurance and Security following Debt Ratings decrease) of the Facility Agreement will be given in accordance with these agreed security principles and the limitations set forth in Clauses 19.11 (Limitations on US Guarantees) to 19.13 (German guarantee limitations) of the Facility Agreement (the “Agreed Security Principles”). This Schedule addresses the manner in which the Agreed Security Principles will impact on the guarantees and Security proposed to be taken pursuant to Clause 23.22 (Further Assurance and Security following Debt Ratings decrease) of the Facility Agreement or Clause 23.23 (Guarantor Threshold Test and Additional Guarantors) of the Facility Agreement. Terms defined in Clause 23.22 (Further Assurance and Security following Debt Ratings decrease) of the Facility Agreement or Clause 23.23 (Guarantor Threshold Test and Additional Guarantors) of the Facility Agreement shall have the same meaning where used in this Schedule.

1.2                               The Security Principles embody a recognition by all parties that there may be certain legal and practical difficulties in obtaining effective guarantees and security from members of the Group in the relevant jurisdictions of incorporation. In particular:

(a)                                 general statutory limitations, financial assistance, corporate benefit, fraudulent preference, tax restrictions or costs, retention of title claims and similar principles may limit the ability of a member of the Group to provide Security or any guarantee or may require that the Security or guarantee be limited by an amount or otherwise;

(b)                                 a key factor in determining whether or not Security shall be taken or the extent of its perfection is the applicable cost (including but not limited to adverse effects on interest deductibility and stamp duty, notarisation and registration fees) which shall not be disproportionate to the benefit to the Lenders of obtaining such Security. In particular, the Parties acknowledge that Imposta Sostitutiva pursuant to article 15 and subsequent of Italian Presidential Decree No. 601/1973 as amended and supplemented from time to time will not be available with respect to the Agreement. Accordingly, Security that requires payment of an ad valorem registration tax on the amount of the Secured obligations will not be taken subject to paragraph (c) below;

(c)                                  the maximum guaranteed or secured amount may be limited to minimise stamp duty, notarisation, registration or other applicable fees, taxes and duties where the benefit of increasing the guaranteed or secured amount is disproportionate to the level of such fee, taxes and duties;

(d)                                 where there is material incremental cost involved in creating Security over assets owned by an Obligor in a particular category the principle stated at paragraph 1.2(b) above shall apply and, subject to the Agreed Security Principles, only the material assets in that category  shall be subject to Security;

(e)                                  it is acknowledged that in certain jurisdictions it may be either impossible or impractical to create Security over certain categories of assets in which event Security will not be taken over such assets;

(f)                                   any assets subject to third party arrangements which may prevent those assets from being charged will be excluded from any relevant Security Document; provided that such third party arrangements are permitted under this Agreement and provided that the consent of that third part has been requested. In particular, in certain circumstances, the granting of Security over the shares of a member of the Group which holds a gaming license or concession will require the prior consent of the relevant gaming or licensing authority. No guarantee or assurance can be given in such respect;

(g)                                  members of the Group will not be required to enter into Security Documents or guarantees if the same would conflict with the fiduciary duties of the directors (or other officers) of the relevant member of the Group or contravene any legal prohibition or would result in (or in a material risk of) personal or criminal liability on the part of any director (or other officer) of any member of the Group; provided that the relevant member of the Group shall use reasonable endeavours to overcome any such obstacle;

(h)                                 members of the Group will not be required to enter into Security Documents or guarantees if the same would conflict with the terms of any applicable shareholder agreements or if the granting of the relevant Security or guarantee would be prohibited for regulatory reasons;

(i)                                     no Joint Venture shall be required to become a Guarantor nor shall any member of the Group be required to grant Security over any interest in any Joint Venture;

(j)                                    the granting of Security or the perfection of the Security granted will not be required if it would restrict the ability of the relevant member of the Group to conduct its operations and business in the ordinary course as otherwise permitted by the Finance Documents. Accordingly, no Security shall be granted over bank accounts or insurance policies of members of the Group;

(k)                                 to the extent possible and without prejudice to the rights of the Finance Parties, all Security shall be given in favour of a security agent and not the Finance Parties individually; “Parallel debt” provisions will be used where necessary, subject to applicable law. Where Security is granted in respect of more than one instrument or category of creditor of Pari Passu Indebtedness, there shall be a single security agent or trustee appointed in respect of each relevant Security Document and customary intercreditor arrangements shall be entered into between the relevant creditors of the Pari Passu Indebtedness setting out, inter alia, a common waterfall on enforcement and customary security agent or trustee protections; and

(l)                                     with regard to Security over any intercompany notes, the fact they are secured shall not prevent the relevant debtors from repaying or prepaying or otherwise discharging the relevant outstandings at any time prior to the taking of any action pursuant to Clause 24.16 (Acceleration) of the Facility Agreement.

1.3                               The Borrower need only perform its obligations to procure that any member of the Group becomes an Additional Guarantor or to procure the granting of Security over its shares or other ownership interests if: (i) it is not unlawful for the relevant person to become a Guarantor and that person becoming a Guarantor would not result in personal liability for that person’s directors or other management, and (ii) the guarantee would have some economic value having regard to corporate benefit and other relevant restrictions applicable to the person granting the guarantee. Each Obligor must use, and must procure that the relevant person uses, all reasonable endeavours lawfully available to avoid any such unlawfulness or personal liability. This includes agreeing to a limit on the amount guaranteed. The Agent may (but shall not be obliged to) agree to such a limit if, in its opinion, to do so would avoid the relevant unlawfulness or personal liability. The Agent and the relevant Additional Guarantor (each acting reasonably and on the basis of the advice of their respective local counsel) may agree to other limitations for the purpose of avoiding any obstacle to the grating of an additional guarantee.

2.                                      TERMS OF SECURITY DOCUMENTS

2.1                               The following principles will be reflected in the terms of any Security taken:

(a)                                 Security will not be enforceable until an Event of Default has occurred and notice of acceleration has been given by the Agent under this Agreement;

(b)                                 the Security Documents should only operate to create Security rather than to impose new commercial obligations; accordingly, they should not contain additional representations, warranties, undertaking and indemnities, unless these are (i) required to be included in any Security Document for the validity and enforceability of the Security Documents or (ii) are the same as or consistent with those contained in this Agreement;

(c)                                  until an Event of Default has occurred and notice of acceleration has been given by the Agent under this Agreement, pledgors of shares in Obligors shall be permitted to retain and to exercise voting rights to any shares pledged by them in a manner which does not adversely affect the validity or enforceability of the Security or cause an Event of Default to occur and the Obligors shall be permitted to pay dividends on pledged shares to the pledgors and the pledgors shall be entitled to retain such dividends to the extent permitted under this Agreement;

(d)                                 any accounts receivable which, if charged, such charge would be prohibited by anti-assignment provisions of contracts or applicable law or would breach the terms of any contract relating to such accounts receivable or would be a default or event of default under the relevant contract or entitle the counterparty to the relevant contract a right to terminate the relevant contract will be excluded from any relevant Security Document; provided that the consent of that counterparty has been sought;

(e)                                  notification to debtors of Security over accounts receivable will only be given if an Event of Default has occurred and notice of an acceleration has been given by the Agent under this Agreement;

(f)                                   security over any loan or note intercompany receivables will be perfected upon execution of the Security Document either by virtue of notification to debtors or by acknowledgement in writing by such debtor (as may be required by local law to perfect such Security) subject to no adverse tax consequences;

(g)                                  the Finance Parties should only be able to exercise any power of attorney granted to them under the Security Documents following the occurrence of an Event of Default in respect of which notice of acceleration has been given by the Agent under this Agreement or material failure to comply with a written request to fulfil a further assurance or perfection obligation;

(h)                                 the Security Documents shall not operate so as to prevent transactions which are permitted under this Agreement or to require additional consents or authorisations;

(i)                                     unless the restriction is required by law, the constitutional documents of the Obligors whose shares have been pledged will be amended to remove any restriction on the transfer or the registration of the transfer of the shares on enforcement of the Security granted over them. If the pledging of  shares of an Obligor under the Agreed Security Principles or this Agreement requires the prior consent of any gaming or licensing authority (“Gaming Authorities”), including, without limitation, the Nevada Gaming Authorities in connection with the Nevada Pledge, the Borrower shall use its commercial reasonable efforts to receive within one hundred and eighty (180) days after the effective date thereof or of this Agreement, as applicable, the approval or consent of the requisite Gaming Authorities of such pledge and, if applicable, any amendment of the Nevada Pledge; provided however, that such one hundred and eighty (180) day period shall be extended by an additional ninety (90) days so long as within sixty (60) days after the effective date thereof or of this Agreement, Borrower has filed with the appropriate Gaming Authorities all applications required to obtain such approval or consent; and

(j)                                    it is agreed that no member of the Group that is:

(i)                                     a controlled foreign corporation for US federal income tax purposes shall be required to accede as an Additional Guarantor hereunder or to have any of its stock or other equity interests pledged pursuant to the terms of this Agreement; or

(ii)                                  (a) a “related person” (as defined in Section 267(b) or Section 707(b) of the Code) to a borrower under the Existing Revolving Credit Facilities (as amended, extended or refinanced from time to time) whose jurisdiction of formation or organisation is a state in the United States of America or the District of Colombia or that is a United States Person as defined in Section 7701(a)(30) of the Code (including an entity that is disregarded as separate from a United States Person (as defined in such Section) for United States federal income tax purposes (such borrower being a “US RCF Borrower”), (b) where such member of the Group is not a “United States person” (as defined in Section 7701(a)(30) of the Code), and (c) such US RCF Borrower does not own a “controlling interest” (as defined in Section 163(j) of the Code) in such member of the Group. will have any obligation or liability, directly or indirectly, grant Security over any of its property or assets pursuant to the terms of this Agreement,

unless, in each case, such member of the Group is required to be or become a guarantor, or have its stock or other equity interests pledged or to grant Security over any of its property or assets pursuant to the terms of the Existing Revolving Credit Facilities (as amended, extended or refinanced from time to time).

3.                                      FIRST RANKING SECURITY

3.1                               Subject to the due execution of all relevant Security Documents, completion of relevant perfection formalities within statutorily prescribed time limits, payment of all registration fees and documentary taxes, any other rights arising by operation of law, and any qualifications contained in any legal opinion delivered under this Agreement, the Agent shall (in the case of those Security Documents creating pledges of shares in an Obligor) obtain a first priority valid pledge of the shares in issue at any time in that Obligor which are owned by another Obligor. Such Security Document shall be governed by the laws of the jurisdiction in which such Obligor whose shares are being pledged is formed.

3.2                               It is further acknowledged that pursuant to each Security Document (or, if applicable, this Agreement) any costs, fees, taxes or other amounts payable in connection with any re-taking, re-notarisation, perfection, presentation, novation or re-registration of any Security or any interest in any Finance Document in connection with an assignment or transfer by any Lender shall be borne by the applicable Lender.

SIGNATORIES

The Borrower

INTERNATIONAL GAME TECHNOLOGY PLC

By: CLAUDIO DEMOLLI

The Original Guarantors

IGT

By: CLAUDIO DEMOLLI

IGT CANADA SOLUTIONS ULC

By: CLAUDIO DEMOLLI

IGT GLOBAL SOLUTIONS CORPORATION

By: CLAUDIO DEMOLLI

IGT RHODE ISLAND LLC

By: CLAUDIO DEMOLLI

INTERNATIONAL GAME TECHNOLOGY

By: CLAUDIO DEMOLLI

Global Coordinators, Bookrunners and Mandated Lead Arrangers

For and behalf of

BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED

By:	JASON RAPLEY

Notices to:

Address:	2 King Edward Street, London, EC1A 1HQ

Attention:	Shaminda De Silva — Claudio Origoni

Fax:	+44 2079968547

E-mail:	shaminda.p.de_silva@baml.com — claudio.s.origoni@baml.com

For and behalf of

MEDIOBANCA — BANCA DI CREDITO FINANZIARIO S.P.A.

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE

Notices to:	Mediobanca — Banca di Credito Finanziario S.p.A.

Address:	P.tta E. Cuccia 1 — 20121 Milan (ITALY)

Attention:	Gabriele Glavich / Riccardo Mangiarotti

Fax:	+39 02 8829 882

E-mail:	gabriele.glavich@mediobanca.com / riccardo.mangiarotti@mediobanca.com

Bookrunners and Mandated Lead Arrangers

For and behalf of

BNP PARIBAS, ITALIAN BRANCH

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	Piazza Lina Bo Bardi 3, 20124 — Milano (Italy)

Attention:	Elena Di Cristofaro — Marco Bitonto — Antonio Giancola — Oriendo Russano

Fax:	+39 0272476426

E-mail:	elena.dicristofaro@bnpparibas.com — marco.dibitonto@bnpparibas.com — antonio.giancola@bnpparibas.com — oriendo.russano@bnpparibas.com

For and behalf of

BANCA IMI  S.P.A.

By:	GUY PASHLEY, NICOLO’ PIAZZESE

Notices to:

Address:	Lago Mattioli 3, 20121 — Milan (Italy)

Attention:	Giovanna Cazzaniga - Corrado Passoni

Fax:	+39 02 7261 5553

E-mail:	giovanna.cazzaniga@bancaimi.com - corrado.passoni@bancaimi.com

For and behalf of

UNICREDIT BANK AG, MILAN BRANCH

By:	A.J. HOLMES

Notices to:

Address:	Piazza Gae Aulenti 4, Tower C, 20154 — Milan (Italy)

Attention:	Nicola Lamedica — Remolo Cassolo

Fax:	+39 0249535304

E-mail:	nicola.lamedica@unicredit.eu — remo.cassolo@unicredit.eu

Mandated Lead Arrangers

For and behalf of

BARCLAYS BANK PLC

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	5 The North Colonnade, Canary Wharf, London E14 4BB

Attention:	Matthew Jackson

Fax:	N/A

E-mail:	matthew.x.jackson@barclays.com

For and behalf of

CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK, MILAN BRANCH

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	Piazza Cavour 2, 20121 — Milan (Italy)

Attention:	Alberto Bezzi

Fax:	+39 0272303203

E-mail:	alberto.bezzi@ca-cib.com

For and behalf of

ING BANK N.V. — MILAN BRANCH

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	Via Boito 10, 20121 — Milan (Italy)

Attention:	Alessio Perelli — Eugenia Casadio

Fax:	+39 0255226407

E-mail:	alessio.perelli@ing.it — eugenia.casadio@ing.it

For and behalf of

NATIONAL WESTMINSTER BANK PLC

By:	SWATI BAHETI

Notices to:

Address:	Via Zenale 9, 20123 — Milan (Italy)

Attention:	Marzia Banfi — Antonio Fricano

Fax:	+39 0236008056

E-mail:	marzia.banfi@natwest.com — antonio.fricano@natwest.com

For and behalf of

SOCGEN INVERSIONES FINANCIERAS S.A.U

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	Calle Hermosilla 11, 4 planta, Madrid (Spain)

Attention:	Daniel Gonzalez

Fax:	N/A

E-mail:	daniel.gonzalez@sgif.eu

For and behalf of

CREDIT SUISSE AG, MILAN BRANCH

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	Via Santa Margherita 3, 20121 — Milan (Italy)

Attention:	Luca Mazzon

Fax:	+39 0288550210

E-mail:	list.ops-milan@credit-suisse.com

For and behalf of

THE BANK OF NOVA SCOTIA

By:	MICHAEL GRAD, DIRECTOR

Notices to:

Address:	40 King Street West, 62nd , Toronto, Ontario, M5W2X6

Attention:	Michael Grad

Fax:	416 866 7711

E-mail:	michael.grad@scotiabank.com

Agent

For and behalf of

MEDIOBANCA — BANCA DI CREDITO FINANZIARIO S.P.A.

By:	SIMONA GHERARDI

Notices to:

Address:	P.tta E. Cuccia 1 — 20121 Milan (ITALY)

Attention:	Stefania Peverelli — Simona Gherardi

Fax:	+39 02 2681 4995

E-mail:	stefania.peverelli@mediobanca.com — simona.gherardi@mediobanca.com

Original Lenders

For and behalf of

BANK OF AMERICA N.A., LONDON BRANCH

By:	MATTEO GASPERI

Notices to:

Address:	2 King Edward Street, London, EC1A 1HQ

Attention:	Shaminda De Silva — Claudio Origoni

Fax:	+44 2079968547

E-mail:	shaminda.p.de_silva@baml.com — claudio.s.origoni@baml.com

For and behalf of

BNP PARIBAS, ITALIAN BRANCH

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	Piazza Lina Bo Bardi 3, 20124 — Milano (Italy)

Attention:	Elena Di Cristofaro — Marco Bitonto — Antonio Giancola — Oriendo Russano

Fax:	+39 0272476426

E-mail:	elena.dicristofaro@bnpparibas.com — marco.dibitonto@bnpparibas.com — antonio.giancola@bnpparibas.com — oriendo.russano@bnpparibas.com

For and behalf of

INTESA SANPAOLO  S.P.A., LONDON BRANCH

By:	GUY PASHLEY, NICOLO’ PIAZZESE

Notices to:

Address:	90 Queen Street, London EC4N 1SA. United Kingdom

Attention:	Nikolaos Koukouvinos — Carla Barone

Fax:	+44 2076513233

E-mail:	nikolaos.koukouvinos@intesasanpaolo.com — carla.barone@intesasanpaolo.com

For and behalf of

MEDIOBANCA  INTERNATIONAL (LUXEMBOURG) S.A.

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	4, Boulevard Joseph II — L-1840 — Luxembourg

Attention:	Pamela Madè

Fax:	+352 26730 308

E-mail:	pamela.made@mediobanca.com

For and behalf of

UNICREDIT BANK AG, MILAN BRANCH

By:	A.J. HOLMES

Notices to:

Address:	Piazza Gae Aulenti 4, Tower C, 20154 — Milan (Italy)

Attention:	Nicola Lamedica — Remolo Cassolo

Fax:	+39 0249535304

E-mail:	nicola.lamedica@unicredit.eu — remo.cassolo@unicredit.eu

For and behalf of

BARCLAYS BANK PLC

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	5 The North Colonnade, Canary Wharf, London E14 4BB

Attention:	Matthew Jackson

Fax:	N/A

E-mail:	matthew.x.jackson@barclays.com

For and behalf of

CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK, MILAN BRANCH

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	Piazza Cavour 2, 20121 — Milan (Italy)

Attention:	Alberto Bezzi

Fax:	+39 0272303203

E-mail:	alberto.bezzi@ca-cib.com

For and behalf of

ING BANK N.V. — MILAN BRANCH

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	Via Boito 10, 20121 — Milan (Italy)

Attention:	Alessio Perelli — Eugenia Casadio

Fax:	+39 0255226407

E-mail:	alessio.perelli@ing.it — eugenia.casadio@ing.it

For and behalf of

NATIONAL WESTMINSTER BANK PLC

By:	SWATI BAHETI

Notices to:

Address:	Via Zenale 9, 20123 — Milan (Italy)

Attention:	Marzia Banfi — Antonio Fricano

Fax:	+39 0236008056

E-mail:	marzia.banfi@natwest.com — antonio.fricano@natwest.com

For and behalf of

SOCGEN INVERSIONES FINANCIERAS S.A.U

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	calle Hermosilla 11, Planta 4, Madrid (Spain)

Attention:	Daniel Gonzalez

Fax:	N/A

E-mail:	Daniel.Gonzalez@sgif.eu

For and behalf of

CREDIT SUISSE AG, MILAN BRANCH

By:	MATTEO BRUNI, FRANCESCO CHIARALUCE (ATTORNEYS)

Notices to:

Address:	Via Santa Margherita 3, 20121 — Milan (Italy)

Attention:	Luca Mazzon

Fax:	+39 0288550210

E-mail:	list.ops-milan@credit-suisse.com

For and behalf of

THE BANK OF NOVA SCOTIA

By:	MICHAEL GRAD, DIRECTOR

Notices to:

Address:	40 King Street West, 62nd , Toronto, Ontario, M5W2X6

Attention:	Michael Grad

Fax:	416 866 7711

E-mail:	michael.grad@scotiabank.com